1934 Act Registration No. 1-15128

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated September 19, 2007

United Microelectronics Corporation

(Translation of Registrant’s Name into English)

No. 3 Li Hsin Road II

Science Park

Hsinchu, Taiwan, R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F      V             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      V

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

www.umc.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

United Microelectronics Corporation

Date: 9/19/2007	By	/s/ Chitung Liu
Chitung Liu
Chief Financial Officer

www.umc.com

Exhibit

Exhibit	Description
99.1	United Microelectronics Corporation (and Subsidiaries) Financial Statements With Report of Independent Auditors for the Six-Month Periods Ended June 30, 2007 And 2006

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Exhibit 99.1

United Microelectronics Corporation (and Subsidiaries) Financial Statements With Report of Independent Auditors for the Six-Month Periods Ended June 30, 2007 And 2006

UNITED MICROELECTRONICS CORPORATION

FINANCIAL STATEMENTS

WITH REPORT OF INDEPENDENT AUDITORS

FOR THE SIX-MONTH PERIODS ENDED

JUNE 30, 2007 AND 2006

Address:    No. 3 Li-Hsin Road II, Hsinchu Science Park, Hsinchu City, Taiwan, R.O.C.

Telephone: 886-3-578-2258

The reader is advised that these financial statements have been prepared originally in Chinese. In the event of a conflict between these financial statements and the original Chinese version or difference in interpretation between the two versions, the Chinese language financial statements shall prevail.

REPORT OF INDEPENDENT AUDITORS

English Translation of a Report Originally Issued in Chinese

To United Microelectronics Corporation

We have audited the accompanying balance sheets of United Microelectronics Corporation as of June 30, 2007 and 2006, and the related statements of income, statements of changes in stockholders’ equity, and cash flows for the six-month periods ended June 30, 2007 and 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. As described in Note 4(8) to the financial statements, certain long-term investments were accounted for under the equity method based on financial statements as of June 30, 2007 and 2006 of the investees, which were audited by other auditors. Our opinion insofar as it relates to the investment income amounting to NT$470 million and NT$499 million for the six-month periods ended June 30, 2007 and 2006, respectively, and the related long-term investment balances of NT$7,049 million and NT$5,706 million as of June 30, 2007 and 2006, respectively, is based solely on the reports of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of China and “Guidelines for Certified Public Accountants’ Examination and Reports on Financial Statements”, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of United Microelectronics Corporation as of June 30, 2007 and 2006, and the results of its operations and its cash flows for the six-month periods ended June 30, 2007 and 2006, in conformity with the “Business Entity Accounting Law”, the “Regulation on Business Entity Accounting Handling”, the “Guidelines Governing the Preparation of Financial Reports by Securities Issuers” and accounting principles generally accepted in the Republic of China.

As described in Note 3 to the financial statements, effective from January 1, 2006, United Microelectronics Corporation has adopted the ROC Statement of Financial Accounting Standards No. 34, “Financial Instruments: Recognition and Measurement” and No. 36, “Financial Instruments: Disclosure and Presentation” to account for the financial instruments.

As described in Note 3 to the financial statements, effective from January 1, 2006, goodwill is no longer to be amortized.

We have also audited the consolidated financial statements of United Microelectronics Corporation as of and for the six-month periods ended June 30, 2007 and 2006, and have expressed an unqualified opinion with explanatory paragraph on such financial statements.

August 1, 2007

Taipei, Taiwan

Republic of China

Notice to Readers

The accompanying audited financial statements are intended only to present the financial position and results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to audit such financial statements are those generally accepted and applied in the Republic of China.

1

English Translation of Financial Statements Originally Issued in Chinese

UNITED MICROELECTRONICS CORPORATION

BALANCE SHEETS

June 30, 2007 and 2006

(Expressed in Thousands of New Taiwan Dollars)

		As of June 30,
	Notes	2007	2006
Assets
Current assets
Cash and cash equivalents	2, 4(1)	$77,057,682	$90,049,580
Financial assets at fair value through profit or loss, current	2, 3, 4(2)	7,797,358	1,506,063
Held-to-maturity financial assets, current	2, 3, 4(3)	200,000	779,456
Notes receivable		3,094	4,847
Notes receivable - related parties	5	44,134	68,788
Accounts receivable, net	2, 4(4)	7,200,069	5,356,211
Accounts receivable - related parties, net	2, 5	6,906,610	7,126,292
Other receivables	2	449,199	722,558
Inventories, net	2, 4(5)	10,911,414	10,383,292
Prepaid expenses		1,034,187	849,094
Deferred income tax assets, current	2, 4(20)	2,126,562	2,720,051

Total current assets		113,730,309	119,566,232

Funds and investments
Available-for-sale financial assets, noncurrent	2, 3, 4(6), 4(11)	46,727,005	37,864,803
Held-to-maturity financial assets, noncurrent	2, 3, 4(3)	—	200,000
Financial assets measured at cost, noncurrent	2, 3, 4(7), 4(11)	2,321,538	2,265,728
Long-term investments accounted for under the equity method	2, 3, 4(8), 4(11)	41,329,192	33,261,799
Prepayment for long-term investments		247,712	—

Total funds and investments		90,625,447	73,592,330

Property, plant and equipment	2, 4(9), 7
Land		1,132,576	1,132,576
Buildings		17,006,507	16,249,112
Machinery and equipment		411,555,214	380,689,179
Transportation equipment		74,328	78,461
Furniture and fixtures		2,515,541	2,300,342

Total cost		432,284,166	400,449,670
Less : Accumulated depreciation		(311,201,376)	(274,361,684)
Add : Construction in progress and prepayments		19,631,876	10,539,974

Property, plant and equipment, net		140,714,666	136,627,960

Intangible assets
Goodwill	2, 3	3,745,122	3,745,122
Technological know-how	2	—	299,877

Total intangible assets		3,745,122	4,044,999

Other assets
Deferred charges	2	1,391,518	1,627,918
Deferred income tax assets, noncurrent	2, 4(20)	3,420,348	4,414,737
Other assets - others	2, 4(10), 6	1,926,157	1,956,997

Total other assets		6,738,023	7,999,652

Total assets		$355,553,567	$341,831,173

Liabilities and Stockholders’ Equity
Current liabilities
Financial liabilities at fair value through profit or loss, current	2, 3, 4(12)	$423,226	$1,188,290
Accounts payable		4,957,912	4,733,091
Income tax payable	2	288,100	1,188,953
Accrued expenses		6,680,702	5,781,758
Cash dividends payable	4(18)	12,461,529	7,161,301
Payable on equipment		4,202,021	4,398,689
Other payables	4(18)	2,339,614	311,960
Current portion of long-term liabilities	2, 4(13)	23,022,656	10,312,904
Other current liabilities		544,346	1,888,116

Total current liabilities		54,920,106	36,965,062

Long-term liabilities
Bonds payable	2, 4(13)	7,494,762	30,279,246

Total long-term liabilities		7,494,762	30,279,246

Other liabilities
Accrued pension liabilities	2, 4(14)	3,128,223	3,044,682
Deposits-in		13,180	21,451
Deferred credits - intercompany profits	2	3,579	9,806
Other liabilities - others	2	448,439	551,252

Total other liabilities		3,593,421	3,627,191

Total liabilities		66,008,289	70,871,499

Capital	2, 4(15), 4(16), 4(18)
Common stock		191,442,517	188,452,341
Stock dividends for distribution		—	2,248,771
Additional paid-in capital	2, 4(15)
Premiums		61,138,863	60,712,685
Treasury stock transactions		8,938	—
Change in equities of long-term investments		6,623,992	6,655,250
Retained earnings	4(15), 4(18)
Legal reserve		18,476,942	16,699,508
Special reserve		824,922	322,150
Unappropriated earnings		7,062,654	3,434,838
Adjusting items in stockholders’ equity	2, 4(6)
Cumulative translation adjustment		(578,030)	(855,518)
Unrealized gain or loss on financial instruments		33,939,144	19,677,371
Treasury stock	2, 4(8), 4(15), 4(17)	(29,394,664)	(26,387,722)

Total stockholders’ equity		289,545,278	270,959,674

Total liabilities and stockholders’ equity		$355,553,567	$341,831,173

The accompanying notes are an integral part of the financial statements.

2

English Translation of Financial Statements Originally Issued in Chinese

UNITED MICROELECTRONICS CORPORATION

STATEMENTS OF INCOME

For the six-month periods ended June 30, 2007 and 2006

(Expressed in Thousands of New Taiwan Dollars, Except for Earnings per Share)

		For the six-month period ended June 30,
	Notes	2007	2006
Operating revenues	2, 5
Sales revenues		$47,012,083	$49,078,075
Less: Sales returns and discounts		(239,147)	(456,096)

Net sales		46,772,936	48,621,979
Other operating revenues		1,349,028	1,512,987

Net operating revenues		48,121,964	50,134,966

Operating costs	4(19)
Cost of goods sold		(38,652,158)	(40,738,614)
Other operating costs		(845,661)	(999,065)

Operating costs		(39,497,819)	(41,737,679)

Gross profit		8,624,145	8,397,287
Unrealized intercompany profit	2	(96,448)	(91,439)
Realized intercompany profit	2	105,892	120,153

Gross profit-net		8,633,589	8,426,001

Operating expenses	2, 4(19)
Sales and marketing expenses		(1,382,075)	(1,373,023)
General and administrative expenses		(1,368,713)	(1,207,715)
Research and development expenses	2	(4,638,829)	(4,130,707)

Subtotal		(7,389,617)	(6,711,445)

Operating income		1,243,972	1,714,556

Non-operating income
Interest revenue		690,166	709,934
Investment gain accounted for under the equity method, net	2, 4(8)	1,130,733	582,324
Dividend income		55,684	26,371
Gain on disposal of property, plant and equipment	2	80,034	93,923
Gain on disposal of investments	2	4,257,822	18,370,659
Exchange gain, net	2, 10	—	90,800
Gain on recovery of market value of inventories	2	58,259	—
Gain on valuation of financial liabilities	2	—	89,197
Other income		280,296	440,236

Subtotal		6,552,994	20,403,444

Non-operating expenses
Interest expense	4(9)	(81,187)	(397,415)
Loss on disposal of property, plant and equipment	2	(62,722)	(23,501)
Exchange loss, net	2, 10	(29,734)	—
Loss on decline in market value and obsolescence of inventories	2	—	(401,003)
Financial expenses		(87,819)	(104,842)
Impairment loss	2, 4(11)	(246,144)	(21,807)
Loss on valuation of financial assets	2	(70,893)	(252,191)
Loss on valuation of financial liabilities	2	(44,586)	—
Other losses		(29,296)	(36,390)

Subtotal		(652,381)	(1,237,149)

Income from continuing operations before income tax		7,144,585	20,880,851
Income tax expense	2, 4(20)	(774,917)	(1,354,548)

Net income from continuing operations		6,369,668	19,526,303
Cumulative effect of changes in accounting principles (the net amount after deducted tax expense $0)	3	—	(1,188,515)

Net income		$6,369,668	$18,337,788

		Pre-tax	Post-tax	Pre-tax	Post-tax
Earnings per share-basic (NTD)	2, 4(21)
Income from continuing operations		$0.40	$0.36	$1.13	$1.06
Cumulative effect of changes in accounting principles		—	—	(0.06)	(0.06)

Net income		$0.40	$0.36	$1.07	$1.00

Earnings per share-diluted (NTD)	2, 4(21)
Income from continuing operations		$0.39	$0.35	$1.09	$1.02
Cumulative effect of changes in accounting principles		—	—	(0.06)	(0.06)

Net income		$0.39	$0.35	$1.03	$0.96

Pro forma information on earnings as if subsidiaries’ investment in the Company is not treated as treasury stock	2, 4(21)

Net income	$6,369,668	$18,337,788

Earnings per share-basic (NTD)	$0.36	$0.99

Earnings per share-diluted (NTD)	$0.35	$0.95

The accompanying notes are an integral part of the financial statements.

3

English Translation of Financial Statements Originally Issued in Chinese

UNITED MICROELECTRONICS CORPORATION

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

For the six-month periods ended June 30, 2007 and 2006

(Expressed in Thousands of New Taiwan Dollars)

	Notes	Capital				Retained Earnings			Unrealized Gain/Loss on Financial Instruments	Cumulative Translation Adjustment	Treasury Stock	Total
		Common Stock	Stock Dividends for Distribution	Collected in Advance	Additional Paid-in Capital	Legal Reserve	Special Reserve	Unappropriated Earnings
Balance as of January 1, 2006	4(15)	$197,947,033	$—	$36,600	$85,381,599	$15,996,839	$1,744,171	$8,831,782	$(9,527,362)	$(241,153)	$(41,885,956)	$258,283,553
The effect of adopting SFAS NO. 34	3(2)	—	—	—	—	—	—	—	23,499,003	11,547	—	23,510,550
Appropriation of 2005 retained earnings	4(18)
Legal reserve		—	—	—	—	702,669	—	(702,669)	—	—	—	—
Special reserve		—	—	—	—	—	(1,422,021)	1,422,021	—	—	—	—
Cash dividends		—	—	—	—	—	—	(7,161,267)	—	—	—	(7,161,267)
Stock dividends		—	895,158	—	—	—	—	(895,158)	—	—	—	—
Remuneration to directors and supervisors		—	—	—	—	—	—	(6,324)	—	—	—	(6,324)
Employee bonus - cash		—	—	—	—	—	—	(305,636)	—	—	—	(305,636)
Employee bonus - stock		—	458,455	—	—	—	—	(458,455)	—	—	—	—
Additional paid-in capital transferred to common stock	4(18)	—	895,158	—	(895,158)	—	—	—	—	—	—	—
Purchase of treasury stock	2, 4(17)	—	—	—	—	—	—	—	—	—	(24,279,397)	(24,279,397)
Cancellation of treasury stock	2, 4(15), 4(17)	(10,000,000)	—	—	(3,269,100)	—	—	(6,371,128)	—	—	19,640,228	—
Adjustment of treasury stock due to loss of control over subsidiary		—	—	—	—	—	—	(9,256,116)	2,620,135	—	20,137,403	13,501,422
Net income in the first half of 2006		—	—	—	—	—	—	18,337,788	—	—	—	18,337,788
Adjustment of additional paid-in capital accounted for under the equity method	2	—	—	—	(15,280)	—	—	—	—	—	—	(15,280)
Adjustment of funds and investments disposal	2	—	—	—	(14,110,993)	—	—	—	—	8,171	—	(14,102,822)
Changes in unrealized loss on available-for-sale financial assets	2	—	—	—	—	—	—	—	(149,372)	—	—	(149,372)
Changes in unrealized gain on financial instruments of investees	2	—	—	—	—	—	—	—	3,234,967	—	—	3,234,967
Exercise of employee stock options	2, 4(16)	468,708	—	—	276,867	—	—	—	—	—	—	745,575
Common stock transferred from capital collected in advance	2	36,600	—	(36,600)	—	—	—	—	—	—	—	—
Changes in cumulative translation adjustment	2	—	—	—	—	—	—	—	—	(634,083)	—	(634,083)

Balance as of June 30, 2006	4(15)	$188,452,341	$2,248,771	$—	$67,367,935	$16,699,508	$322,150	$3,434,838	$19,677,371	$(855,518)	$(26,387,722)	$270,959,674

Balance as of January 1, 2007	4(15)	$191,311,927	$—	$11,405	$67,707,287	$16,699,508	$322,150	$17,774,335	$27,557,845	$(824,922)	$(29,394,664)	$291,164,871
Appropriation of 2006 retained earnings	4(18)
Legal reserve		—	—	—	—	1,777,434	—	(1,777,434)	—	—	—	—
Special reserve		—	—	—	—	—	502,772	(502,772)	—	—	—	—
Cash dividends		—	—	—	—	—	—	(12,461,529)	—	—	—	(12,461,529)
Remuneration to directors and supervisors		—	—	—	—	—	—	(15,494)	—	—	—	(15,494)
Employee bonus - cash		—	—	—	—	—	—	(2,324,120)	—	—	—	(2,324,120)
Net income in the first half of 2007		—	—	—	—	—	—	6,369,668	—	—	—	6,369,668
Adjustment of additional paid-in capital accounted for under the equity method	2	—	—	—	1,713	—	—	—	—	—	—	1,713
Adjustment of funds and investments disposal	2	—	—	—	(5,515)	—	—	—	—	—	—	(5,515)
Changes in unrealized gain on available-for-sale financial assets	2	—	—	—	—	—	—	—	5,273,095	—	—	5,273,095
Changes in unrealized gain on financial instruments of investees	2	—	—	—	—	—	—	—	1,108,204	—	—	1,108,204
Exercise of employee stock options	2, 4(16)	119,185	—	—	68,308	—	—	—	—	—	—	187,493
Common stock transferred from capital collected in advance	2	11,405	—	(11,405)	—	—	—	—	—	—	—	—
Changes in cumulative translation adjustment	2	—	—	—	—	—	—	—	—	246,892	—	246,892

Balance as of June 30, 2007	4(15)	$191,442,517	$—	$—	$67,771,793	$18,476,942	$824,922	$7,062,654	$33,939,144	$(578,030)	$(29,394,664)	$289,545,278

The accompanying notes are an integral part of the financial statements.

4

English Translation of Financial Statements Originally Issued in Chinese

UNITED MICROELECTRONICS CORPORATION

STATEMENTS OF CASH FLOWS

For the six-month periods ended June 30, 2007 and 2006

(Expressed in Thousands of New Taiwan Dollars)

	For the six-month period ended June 30,
	2007	2006
Cash flows from operating activities:
Net income	$6,369,668	$18,337,788
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	17,766,348	22,717,399
Amortization	637,484	921,607
Bad debt expenses (reversal)	(1,409)	7,825
Loss (gain) on decline (recovery) in market value and obsolescence of inventories	(58,259)	401,003
Cash dividends received under the equity method	353,592	—
Investment gain accounted for under the equity method	(1,130,733)	(582,324)
Loss on valuation of financial assets and liabilities	115,479	1,351,509
Impairment loss	246,144	21,807
Gain on disposal of investments	(4,257,822)	(18,370,659)
Gain on disposal of property, plant and equipment	(17,312)	(70,422)
Exchange loss (gain) on financial assets and liabilities	1,581	(13,861)
Exchange loss (gain) on long-term liabilities	283,791	(226,299)
Amortization of bond discounts	34,725	48,280
Amortization of deferred income	(71,874)	(59,747)
Changes in assets and liabilities:
Financial assets and liabilities at fair value through profit or loss, current	442,351	370,882
Notes and accounts receivable	(1,768,915)	(217,198)
Other receivables	17,318	111,015
Inventories	(724,112)	(829,918)
Prepaid expenses	(388,537)	(427,841)
Deferred income tax assets	501,808	201,116
Accounts payable	(162,351)	(9,516)
Accrued expenses	(105,203)	(3,706)
Other current liabilities	(95,092)	470,496
Capacity deposits	(714,685)	(9,400)
Accrued pension liabilities	41,448	40,904
Other liabilities - others	—	35,640

Net cash provided by operating activities	17,315,433	24,216,380

Cash flows from investing activities:
Acquisition of available-for-sale financial assets	(199,450)	(296,823)
Proceeds from disposal of available-for-sale financial assets	497,559	5,115,113
Proceeds from maturities of held-to-maturity financial assets	776,000	—
Acquisition of financial assets measured at cost	(119,875)	—
Proceeds from disposal of financial assets measured at cost	400	31,188
Acquisition of long-term investments accounted for under the equity method	(494,598)	(3,465,263)
Proceeds from disposal of long-term investments accounted for under the equity method	169,901	7,801,029
Prepayment for long-term investments	(247,712)	—
Proceeds from liquidation of long-term investments	10,679	—
Acquisition of property, plant and equipment	(21,494,703)	(11,198,577)
Proceeds from disposal of property, plant and equipment	236,492	100,882
Increase in deferred charges	(617,504)	(599,150)
Decrease in other assets - others	23,283	60,117

Net cash used in investing activities	(21,459,528)	(2,451,484)

5

English Translation of Financial Statements Originally Issued in Chinese

UNITED MICROELECTRONICS CORPORATION

STATEMENTS OF CASH FLOWS

For the six-month periods ended June 30, 2007 and 2006

(Expressed in Thousands of New Taiwan Dollars)

	For the six-month period ended June 30,
	2007	2006
(continued)

Cash flows from financing activities:
Redemption of bonds	$(2,259,992)	$(5,250,000)
Exercise of employee stock options	187,493	745,575
Purchase of treasury stock	—	(23,831,089)
Increase (decrease) in deposits-in	(1,269)	627

Net cash used in financing activities	(2,073,768)	(28,334,887)

Effect of exchange rate changes on cash and cash equivalents	(119,257)	22,948

Decrease in cash and cash equivalents	(6,337,120)	(6,547,043)
Cash and cash equivalents at beginning of period	83,394,802	96,596,623

Cash and cash equivalents at end of period	$77,057,682	$90,049,580

Supplemental disclosures of cash flow information:
Cash paid for interest	$502,693	$777,461

Cash paid for income tax	$1,949,551	$78,693

Investing activities partially paid by cash:
Acquisition of property, plant and equipment	$15,594,957	$10,319,403
Add: Payable at beginning of period	10,101,767	5,277,863
Less: Payable at end of period	(4,202,021)	(4,398,689)

Cash paid for acquiring property, plant and equipment	$21,494,703	$11,198,577

Investing and financing activities not affecting cash flows:
Principal amount of exchangeable bonds exchanged by bondholders	$3,285,254	$69,621
Book value of available-for-sale financial assets delivered for exchange	(895,055)	(20,242)
Elimination of related balance sheet accounts	392,118	15,302

Recognition of gain on disposal of investments	$2,782,317	$64,681

The accompanying notes are an integral part of the financial statements.

6

UNITED MICROELECTRONICS CORPORATION

NOTES TO FINANCIAL STATEMENTS

June 30, 2007 and 2006

(Expressed in Thousands of New Taiwan Dollars unless Otherwise Specified)

1.	HISTORY AND ORGANIZATION

United Microelectronics Corporation (the Company) was incorporated in May 1980 and commenced operations in April 1982. The Company is a full service semiconductor wafer foundry, and provides a variety of services to satisfy customer needs. These services include intellectual property, embedded IC design, design verification, mask tooling, wafer fabrication, and testing. The Company’s common shares were publicly listed on the Taiwan Stock Exchange (TSE) in July 1985 and its American Depositary Shares (ADSs) were listed on the New York Stock Exchange (NYSE) in September 2000.

The numbers of employees as of June 30, 2007 and 2006 were 13,528 and 12,448, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements were prepared in conformity with the “Business Entity Accounting Law”, “Regulation on Business Entity Accounting Handling”, “Guidelines Governing the Preparation of Financial Reports by Securities Issuers” and accounting principles generally accepted in the Republic of China (R.O.C.).

Summary of significant accounting policies is as follows:

Use of Estimates

The preparation of the Company’s Financial Statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that will affect the amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reported period. Actual results may differ from those estimates.

Foreign Currency Transactions

Transactions denominated in foreign currencies are remeasured into the local functional currencies and recorded based on the exchange rates prevailing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are remeasured into the local functional currencies at the exchange rates prevailing at the balance sheet date, with the related exchange gains or losses included in the statements of income. Translation gains or losses from investments in foreign entities are recognized as cumulative translation adjustment in stockholders’ equity.

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Non-monetary assets and liabilities denominated in foreign currencies that are reported at fair value with changes in fair value charged to the statements of income, are remeasured at the exchange rate at the balance sheet date, with related exchange gains or losses recorded in the statements of income. Non-monetary assets and liabilities denominated in foreign currencies that are reported at fair value with changes in fair value charged to stockholders’ equity, are remeasured at the exchange rate at the balance sheet date, with related exchange gains or losses recorded as adjustment items to stockholders’ equity. Non-monetary assets and liabilities denominated in foreign currencies and reported at cost are remeasured at historical exchange rates.

Translation of Foreign Currency Financial Statements

The financial statements of the Company’s Singapore branch (the Branch) are translated into New Taiwan Dollars using the spot rates as of each financial statement date for asset and liability accounts and average exchange rates for profit and loss accounts. The cumulative translation effects from the Branch using functional currencies other than New Taiwan Dollars are included in the cumulative translation adjustment in stockholders’ equity.

Cash Equivalents

Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and with maturity dates that do not present significant risks on changes in value resulting from changes in interest rates, including commercial paper with original maturities of three months or less.

Financial Instruments

In accordance with ROC Statement of Financial Accounting Standard (SFAS) No. 34, “Financial Instruments: Recognition and Measurement” and the “Guidelines Governing the Preparation of Financial Reports by Securities Issuers”, financial assets are classified as either financial assets at fair value through profit or loss, held-to-maturity financial assets, financial assets measured at cost, or available-for-sale financial assets. Financial liabilities are recorded at fair value through profit or loss.

The Company accounts for purchase or sale of financial instruments as of the trade date, which is the date the Company commits to purchasing or selling the asset or liability. Financial assets and financial liabilities are initially recognized at fair value plus acquisition or issuance costs.

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a.	Financial instruments at fair value through profit or loss

Financial instruments held for short-term sale or repurchase purposes and derivative financial instruments not qualified for hedge accounting are classified as financial assets or liabilities at fair value through profit or loss.

This category of financial instruments is measured at fair value and changes in fair value are recognized in the statements of income. Stock of listed companies, convertible bonds, and close-end funds are measured at closing prices as of the balance sheet date. Open-end funds are measured at the unit price of the net assets as of the balance sheet date. The fair value of derivative financial instruments is determined by using valuation techniques commonly used by market participants.

b.	Held-to-maturity financial assets

Non-derivative financial assets with fixed or determinable payments and fixed maturity are classified as held-to-maturity financial assets if the Company has both the positive intention and ability to hold the financial assets to maturity. Investments intended to be held to maturity are measured at amortized cost.

The Company recognizes an impairment loss if objective evidence of impairment loss exists. However, the impairment loss may be reversed if the value of asset recovers subsequently and the Company concludes the recovery is related to improvements in events or factors that originally caused the impairment loss. The new cost basis as a result of the reversal cannot exceed the amortized cost prior to the impairment.

c.	Financial assets measured at cost

Unlisted stock, funds, and other securities without reliable market prices are measured at cost. When objective evidence of impairment exists, the Company recognizes an impairment loss, which cannot be reversed in subsequent periods.

d.	Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial instruments not classified as financial assets at fair value through profit or loss, held-to-maturity financial assets, loans and receivables. Subsequent measurement is calculated at fair value. Investments in listed companies are measured at closing prices as of the balance sheet date. Any gain or loss arising from the change in fair value, excluding impairment loss and exchange gain or loss arising from monetary financial assets denominated in foreign currencies, is recognized as an adjustment to stockholders’ equity until such investment is reclassified or disposed of, upon which the cumulative gain or loss previously charged to stockholders’ equity will be recorded in the statement of income.

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The Company recognizes an impairment loss when objective evidence of impairment exists. Any reduction in the impairment loss of equity investments in subsequent periods will be recognized as an adjustment to stockholders’ equity. The impairment loss of a debt security may be reversed and recognized in the current period’s statement of income if the security recovers and the Company concludes the recovery is clearly related to improvements in the factors or events that originally caused the impairment.

Allowance for Doubtful Accounts

An allowance for doubtful accounts is provided based on management’s judgment of the collectibility and aging analysis of accounts and other receivables.

Inventories

Inventories are accounted for on a perpetual basis. Raw materials are recorded at actual purchase costs, while the work in process and finished goods are recorded at standard costs and adjusted to actual costs using the weighted-average method at the end of each month. Inventories are stated individually by category at the lower of aggregate cost or market value as of the balance sheet date. The market values of raw materials and supplies are determined on the basis of replacement cost while the market values of work in process and finished goods are determined by net realizable values. An allowance for loss on decline in market value or obsolescence is provided, when necessary.

Long-term Investments Accounted for Under the Equity Method

Long-term investments are initially recorded at acquisition cost. Investments acquired by the contribution of technological know-how are credited to deferred credits among affiliates, which will be amortized to income over a period of 5 years.

Investments in which the Company has ownership of at least 20% or exercises significant influence on operating decisions are accounted for under the equity method. Prior to January 1, 2006, the difference of the acquisition cost and the underlying equity in the investee’s net assets as of acquisition date was amortized over 5 years; however, effective January 1, 2006, goodwill arising from new acquisitions is analyzed and accounted for under the ROC SFAS No. 25, “Business Combination – Accounting Treatment under Purchase Method”, where goodwill is no longer to be amortized.

The change in the Company’s proportionate share in the net assets of an investee resulting from its acquisition of additional stock issued by the investee at a rate not proportionate to its existing equity ownership is charged to the additional paid-in capital and long-term investments accounts.

Unrealized intercompany gains and losses arising from sales from the Company to equity method investees are eliminated in proportion to the Company’s ownership percentage at end of period until realized through transactions with third parties. Intercompany gains and losses arising from transactions between the Company and majority-owned (above 50%) subsidiaries are eliminated entirely until realized through transactions with third parties.

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Unrealized intercompany gains and losses due to sales from equity method investees to the Company are eliminated in proportion to the Company’s weighted-average ownership percentage of the investee until realized through transactions with third parties.

Unrealized intercompany gains and losses arising from transactions between two equity method investees are eliminated in proportion to the Company’s multiplied weighted-average ownership percentage with the investees until realized through transactions with third parties. Those intercompany gains and losses arising from transactions between two majority-owned subsidiaries are eliminated in proportion to the Company’s weighted-average ownership percentage in the subsidiary that incurred the gain or loss.

If the recoverable amount of investees accounted for under the equity method is less than its carrying amount, the difference is to be recognized as impairment loss in the current period.

The total value of an investment and related receivables cannot be negative. If, after the investment loss is recognized, the net book value of the investment is less than zero, the investment is reclassified to other liabilities—others on the balance sheet.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Interest incurred on loans used to finance the construction of property, plant and equipment is capitalized and depreciated accordingly. Maintenance and repairs are charged to expense as incurred. Significant renewals and improvements are treated as capital expenditures and are depreciated over their estimated useful lives. When property, plant and equipment are disposed, their original cost and accumulated depreciation are written off and the related gain or loss is classified as non-operating income or expense. Idle assets are classified as other assets at the lower of net book or net realizable value, with the difference charged to non-operating expenses.

Depreciation is recognized on a straight-line basis using the estimated economic life of the assets less salvage value, if any. The estimated economic life of the property, plant and equipment is as follows: buildings – 20 to 55 years; machinery and equipment – 5 years; transportation equipment – 5 years; furniture and fixtures – 5 years.

Intangible Assets

Effective January 1, 2006, goodwill generated from business combinations is no longer subject to amortization.

Technological know-how is stated at cost and amortized over its estimated economic life using the straight-line method.

An impairment loss will be recognized when the decreases in fair value of intangible assets are other than temporary. The book value after recognizing the impairment loss is recorded as the new cost.

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Deferred Charges

Deferred charges are stated at cost and amortized on a straight-line basis as follows: intellectual property license fees - select the shorter term of contract or estimated economic life of the related technology; and software - 3 years.

Prior to December 31, 2005, the issuance costs of convertible and exchangeable bonds were classified as deferred charges and amortized over the life of the bonds. Effective January 1, 2006, the unamortized amounts as of December 31, 2005 were reclassified as a bond discount and recorded as a deduction to bonds payable. The amounts are amortized using the effective interest method over the remaining life of the bonds. If the difference between the straight-line method and the effective interest method is immaterial, the amortization of the bond discount may be amortized using the straight-line method and recorded as the adjustment of interest expenses.

Convertible and Exchangeable Bonds

The excess of the stated redemption price over par value is accrued as interest payable and expensed over the redemption period using the effective interest method.

When convertible bondholders exercise their conversion rights, the book value of the bonds is credited to common stock at an amount equal to the par value of the common stock with the excess credited to additional paid-in capital. No gain or loss is recognized on bond conversion.

When exchangeable bondholders exercise their right to exchange their bonds for reference shares, the book value of the bonds is offset against the book value of the investments in reference shares and the related stockholders’ equity accounts, with the difference recognized as a gain or loss on disposal of investments.

In accordance with ROC SFAS No. 34, “Financial Instruments: Recognition and Measurement,” effective as of January 1, 2006, since the economic and risk characteristics of the embedded derivative instrument and the host contract are not clearly and closely related, derivative financial instruments embedded in exchangeable bonds shall be bifurcated and accounted as financial liabilities at fair value through profit or loss.

Pension Plan

All regular employees are entitled to a defined benefit pension plan that is managed by an independently administered pension fund committee. Fund assets are deposited in the committee’s name in the Bank of Taiwan and hence, not associated with the Company. Therefore, fund assets are not to be included in the Company’s financial statements. Pension benefits for employees of the Branch are provided in accordance with the local regulations.

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The Labor Pension Act of the ROC (the Act), which adopts a defined contribution plan, became effective on July 1, 2005. Employees subject to the Labor Standards Law, a defined benefit plan, were allowed to choose to either elect the pension calculation under the Act or continue to be subject to the pension calculation under the Labor Standards Law. Those employees that elected to be subject to the Act will have their seniority achieved under the Labor Standards Law retained upon election of the Act, and the Company will make monthly contributions of no less than 6% of these employees’ monthly wages to the employees’ individual pension accounts.

The accounting for the Company’s pension liability is computed in accordance with ROC SFAS No.18. Net pension costs of the defined benefit plan are recorded based on an actuarial valuation. Pension cost components such as service cost, interest cost, expected return on plan assets, the amortization of net obligation at transition, pension gain or loss, and prior service cost, are all taken into consideration by the actuary. The Company recognizes expenses from the defined contribution pension plan in the period in which the contribution becomes due.

Employee Stock Option Plan

The Company uses intrinsic value method to recognize compensation cost for its employee stock options issued since January 1, 2004. Under the intrinsic value method, the Company recognizes the difference between the market price of the stock on date of grant and the exercise price of its employee stock option as compensation cost. The Company also discloses pro forma net income and earnings per share under the fair value method for options granted since January 1, 2004.

Treasury Stock

The Company adopted ROC SFAS No. 30, “Accounting for Treasury Stocks” which requires that treasury stock held by the Company to be accounted for under the cost method. The cost of treasury stock is shown as a deduction to stockholders’ equity, while any gain or loss from selling treasury stock is treated as an adjustment to additional paid-in capital. The Company’s stock held by its subsidiaries is also treated as treasury stock. Cash dividends received by subsidiaries from the Company are recorded as additional paid-in capital - treasury stock transactions.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, the product or service has been delivered, the seller’s price to the buyer is fixed or determinable and collectibility is reasonably assured. Most of the Company’s sales transactions have shipping terms of Free on Board (FOB) or Free Carrier (FCA) shipment in which title and the risk of loss or damage is transferred to the customer upon delivery of the product to a carrier approved by the customer.

Allowance for sales returns and discounts are estimated taking into consideration customer complaints, historical experiences, management judgment and any other known factors that might significantly affect collectibility. Such allowances are recorded in the same period in which sales are made.

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Research and Development Expenditures

Research and development expenditures are charged to expenses as incurred.

Capital Expenditures Versus Operating Expenditures

An expenditure is capitalized when it is probable that the Company will receive future economic benefits associated with the expenditure. Otherwise, the expenditure is expensed as incurred.

Income Tax

The Company adopted ROC SFAS No. 22, “Accounting for Income Taxes” for inter-period and intra-period income tax allocation. The provision for income taxes includes deferred income tax assets and liabilities that are a result of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, loss carry-forward and investment tax credits. A valuation allowance on deferred income tax assets is provided to the extent that it is more likely than not that the tax benefits will not be realized. A deferred tax asset or liability is classified as current or noncurrent in accordance with the classification of its related asset or liability. However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, then it is classified as either current or noncurrent based on the expected reversal date of the temporary difference.

According to ROC SFAS No. 12, “Accounting for Income Tax Credits”, the Company recognizes the tax benefit from the purchase of equipment and technology, research and development expenditure, employee training, and certain equity investment by the flow-through method.

Income tax (10%) on unappropriated earnings is recorded as expense in the year in which the shareholders have resolved that the earnings shall be retained.

The Income Basic Tax Act of the R.O.C. (the IBTA) became effective on January 1, 2006. Set up by the Executive Yuan, the IBTA is a supplemental 10% tax that is payable if the income tax payable determined by the ROC Income Tax Act is below the minimum amount as prescribed by the IBTA. The IBTA is calculated based on taxable income as defined by the IBTA, which includes most income that is exempted from income tax under various legislations. The impact of the IBTA has been considered in the Company’s income tax for the current reporting period.

Earnings per Share

Earnings per share is computed according to ROC SFAS No. 24, “Earnings Per Share.” Basic earnings per share is computed by dividing net income (loss) by the weighted-average number of common shares outstanding during the current reporting period. Diluted earnings per share is computed by taking basic earnings per share into consideration plus additional common shares that would have been outstanding if the dilutive share equivalents had been issued. Net income (loss) is also adjusted for interest and other income or expenses derived from any underlying dilutive share equivalents. The weighted-average of outstanding shares is adjusted retroactively for stock dividends and bonus share issues.

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Asset Impairment

Pursuant to ROC SFAS No. 35, the Company assesses indicators of impairment for all its assets (except for goodwill) within the scope of the standard at each balance sheet date. If impairment is indicated, the Company compares the asset’s carrying amount with the recoverable amount of the assets or the cash-generating unit (CGU) associated with the asset and writes down the carrying amount to the recoverable amount where applicable. The recoverable amount is defined as the higher of fair value less the costs to sell, and the values in use. For previously recognized losses, the Company assesses at the balance sheet date any indication that the impairment loss no longer exists or may have diminished. If there is any such indication, the Company recalculates the recoverable amount of the asset, and if the recoverable amount has increased as a result of the increase in the estimated service potential of the assets, the Company reverses the impairment loss so that the resulting carrying amount of the asset does not exceed the amount (net of amortization or depreciation) that would otherwise result had no impairment loss been recognized for the assets in prior years.

In addition, a goodwill-allocated CGU or group of CGUs is tested for impairment each year, regardless of whether impairment is indicated. If an impairment test reveals that the carrying amount, including goodwill, of CGU or group of CGUs is greater than its recoverable amount, there is an impairment loss. The loss is first recorded against the CGU’s goodwill, with any remaining loss allocated to other assets on a pro rata basis proportionate to their carrying amounts. The write-down of goodwill cannot be reversed in subsequent periods under any circumstances.

Impairment losses and reversals are classified as non-operating loss and income, respectively.

3.	ACCOUNTING CHANGES

Goodwill

The Company adopted the amendments to ROC SFAS No. 1, “Conceptual Framework of Financial Accounting and Preparation of Financial Statements,” SFAS No. 5, “Long-Term Investments in Equity Securities,” and SFAS No. 25, “Business Combinations - Accounting Treatment under Purchase Method,” all of which have discontinued the amortization of goodwill effective January 1, 2006. As a result of adopting the revised SFAS No.1, revised SFAS No.5 and revised SFAS No.25 on January 1, 2006, the Company’s total assets as of June 30, 2006 are NT$429 million higher than if it had continued to account for goodwill under the prior year’s requirements. The net income and earnings per share for the six-month period ended June 30, 2006, are NT$429 million and NT$0.02 higher, respectively, than if the Company had continued to account for goodwill under the prior year’s requirements.

Financial Instruments

(1)	The Company adopted ROC SFAS No. 34, “Financial Instruments: Recognition and Measurement” and SFAS No. 36, “Financial Instruments: Disclosure and Presentation” to account for the financial instruments effective January 1, 2006.

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(2)	The above changes in accounting principles increased the Company’s total assets, total liabilities, and stockholders’ equity as of January 1, 2006 by NT$23,648 million, NT$1,326 million, and NT$22,322 million, respectively; and resulted in an unfavorable cumulative effect of changes in accounting principles of NT$1,189 million deducted from net income, thereby reducing earnings per share by NT$0.06 for the six-month period ended June 30, 2006.

4.	CONTENTS OF SIGNIFICANT ACCOUNTS

(1)	CASH AND CASH EQUIVALENTS

	As of June 30,
	2007	2006
Cash:
Cash on hand	$1,921	$1,874
Checking and savings accounts	2,276,717	1,516,567
Time deposits	55,954,024	79,104,197

Subtotal	58,232,662	80,622,638

Cash equivalents:	18,825,020	9,426,942

Total	$77,057,682	$90,049,580

(2)	FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS, CURRENT

	As of June 30,
Held for trading	2007	2006
Listed stocks	$7,686,348	$1,138,214
Convertible bonds	111,010	313,439
Open-end fund	—	54,410

Total	$7,797,358	$1,506,063

During the six-month periods ended June 30, 2007 and 2006, net loss arising from the changes in fair value of financial assets at fair value through profit or loss, current, were NT$69 million and NT$250 million, respectively.

(3)	HELD-TO-MATURITY FINANCIAL ASSETS

	As of June 30,
	2007	2006
Credit-linked deposits and repackage bonds	$200,000	$979,456
Less: Non-current portion	—	(200,000)

Total	$200,000	$779,456

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(4)	ACCOUNTS RECEIVABLE, NET

	As of June 30,
	2007	2006
Accounts receivable	$7,369,981	$5,547,886
Less: Allowance for sales returns and discounts	(169,912)	(133,825)
Less: Allowance for doubtful accounts	—	(57,850)

Net	$7,200,069	$5,356,211

(5)	INVENTORIES, NET

	As of June 30,
	2007	2006
Raw materials	$845,409	$933,763
Supplies and spare parts	1,837,976	1,691,672
Work in process	8,167,776	8,325,959
Finished goods	800,431	305,657

Total	11,651,592	11,257,051
Less: Allowance for loss on decline in market value and obsolescence	(740,178)	(873,759)

Net	$10,911,414	$10,383,292

Inventories were not pledged.

(6)	AVAILABLE-FOR-SALE FINANCIAL ASSETS, NONCURRENT

	As of June 30,
	2007	2006
Common stock	$46,727,005	$36,448,324
Preferred stock	—	1,416,479

Total	$46,727,005	$37,864,803

During the six-month periods ended June 30, 2007 and 2006, the total unrealized gain adjustment to stockholders’ equity due to changes in fair value of available-for-sale assets were NT$8,450 million and NT$4,861 million, respectively.

Additionally, the Company recognized gains of NT$3,177 million and NT$5,010 million due to the disposal of available-for-sale assets during the six-month periods ended June 30, 2007 and 2006, respectively.

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(7)	FINANCIAL ASSETS MEASURED AT COST, NONCURRENT

	As of June 30,
	2007	2006
Common stock	$1,495,556	$1,458,246
Preferred stock	467,645	300,000
Funds	358,337	507,482

Total	$2,321,538	$2,265,728

(8)	LONG-TERM INVESTMENTS ACCOUNTED FOR UNDER THE EQUITY METHOD

a.	Details of long-term investments accounted for under the equity method are as follows:

	As of June 30,
	2007		2006
Investee Company	Amount	Percentage of Ownership or Voting Rights	Amount	Percentage of Ownership or Voting Rights
Listed companies
UMC JAPAN	$5,578,444	50.09	$6,134,625	50.09
HOLTEK SEMICONDUCTOR INC.	903,961	23.12	922,620	24.67
ITE TECH. INC.	380,738	21.62	347,675	22.04
UNIMICRON TECHNOLOGY CORP. (UNIMICRON) (Note A)	—	—	4,531,744	20.40

Subtotal	6,863,143		11,936,664

Unlisted companies
UMC GROUP (USA)	982,297	100.00	803,681	100.00
UNITED MICROELECTRONICS (EUROPE) B.V.	295,851	100.00	276,285	100.00
UMC CAPITAL CORP.	3,969,316	100.00	2,140,698	100.00
UNITED MICROELECTRONICS CORP. (SAMOA)	5,246	100.00	12,865	100.00
UMCI LTD.	98	100.00	23	100.00
TLC CAPITAL CO., LTD.	8,328,633	100.00	6,030,797	100.00
FORTUNE VENTURE CAPITAL CORP. (Note B)	11,417,688	99.99	6,332,605	99.99
UNITED MICRODISPLAY OPTRONICS CORP. (UMO) (Note C)	257,487	85.24	252,208	86.72
PACIFIC VENTURE CAPITAL CO., LTD. (PACIFIC) (Note D)	127,379	49.99	277,379	49.99
MTIC HOLDINGS PTE LTD.	78,805	49.94	—	—
MEGA MISSION LIMITED PARTNERSHIP	2,551,817	45.00	—	—
UNITECH CAPITAL INC.	1,122,669	42.00	746,830	42.00
NEXPOWER TECHNOLOGY CORP.	295,176	36.66	—	—

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	As of June 30,
	2007		2006
Investee Company	Amount	Percentage of Ownership or Voting Rights	Amount	Percentage of Ownership or Voting Rights
HSUN CHIEH INVESTMENT CO., LTD. (HSUN CHIEH) (Note E)	$4,943,314	36.49	$4,069,373	36.49
XGI TECHNOLOGY INC. (Note F)	40,619	16.44	65,721	16.50
AMIC TECHNOLOGY CORP. (Note F)	49,654	11.82	53,403	11.86
THINTEK OPTRONICS CORP. (THINTEK) (Notes C)	—	—	11,837	27.82
HIGHLINK TECHNOLOGY CORP. (HIGHLINK) (Notes F, G)	—	—	251,430	18.99

Subtotal	34,466,049		21,325,135

Total	$41,329,192		$33,261,799

Note A	:	As the Company did not have significant influence after decreasing its percentage of ownership in UNIMICRON in November 2006, the investee was classified as available-for-sale financial asset.
Note B	:	As of June 30, 2007 and 2006, the cost of the investment was NT$11,590 million and NT$6,504 million, respectively. After deducting the Company’s stock held by the subsidiary (treated as treasury stock by the Company) of NT$172 million in both years, the residual book values totalled NT$11,418 million and NT$6,332 million as of June 30, 2007 and 2006, respectively.
Note C	:	THINTEK was merged into UMO on October 1, 2006. The exchange ratio was 2.31 to 1.
Note D	:	On June 27, 2006, PACIFIC set July 3, 2006 as its liquidation date through decision at its shareholders’ meeting. The liquidation has not been completed as of June 30, 2007.
Note E	:	As of January 27, 2006, the Company sold 58.5 million shares of HSUN CHIEH. The Company’s ownership percentage decreased from 99.97% to 36.49%. As HSUN CHIEH ceased to be a subsidiary, the Company’s stock held by HSUN CHIEH was reclassified from treasury stock to long-term investments accounted for under the equity method. The reclassification increased long-term investments accounted for under the equity method and stockholders’ equity by NT$10,881 million.
Note F	:	The equity method was applied for investees, in which the total ownership held by the Company and its subsidiaries is over 20%.

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Note G	:	As of March 1, 2007, HIGHLINK (an equity method investee) and EPITECH TECHNOLOGY CORP. (EPITECH) (accounted for as a noncurrent available-for-sale financial asset) merged into EPISTAR CORP. and was continued as EPISTAR CORP. (classified as a noncurrent available-for-sale financial asset after the merger).
During the transaction, 5.5 shares of the HIGHLINK were exchanged for 1 share of EPISTAR CORP. and 3.08 shares of the EPITECH were exchanged for 1 share of EPISTAR CORP.

b.	Total gain arising from investments accounted for under the equity method were NT$1,131 million and NT$582 million for the six-month periods ended June 30, 2007 and 2006, respectively. Among which, investment income amounted to NT$470 million and NT$499 million for the six-month periods ended June 30, 2007 and 2006, respectively, and the related long-term investment balances of NT$7,049 million and NT$5,706 million as of June 30, 2007 and 2006, respectively, were determined based on the investees’ financial statements audited by other auditors.

c.	The long-term equity investments were not pledged.

(9)	PROPERTY, PLANT AND EQUIPMENT

	As of June 30, 2007
	Cost	Accumulated Depreciation	Book Value
Land	$1,132,576	$—	$1,132,576
Buildings	17,006,507	(5,768,922)	11,237,585
Machinery and equipment	411,555,214	(303,416,061)	108,139,153
Transportation equipment	74,328	(57,757)	16,571
Furniture and fixtures	2,515,541	(1,958,636)	556,905
Construction in progress and prepayments	19,631,876	—	19,631,876

Total	$451,916,042	$(311,201,376)	$140,714,666

	As of June 30, 2006
	Cost	Accumulated Depreciation	Book Value
Land	$1,132,576	$—	$1,132,576
Buildings	16,249,112	(5,029,042)	11,220,070
Machinery and equipment	380,689,179	(267,628,301)	113,060,878
Transportation equipment	78,461	(57,351)	21,110
Furniture and fixtures	2,300,342	(1,646,990)	653,352
Construction in progress and prepayments	10,539,974	—	10,539,974

Total	$410,989,644	$(274,361,684)	$136,627,960

a.	Total interest expense before capitalization amounted to NT$144 million and NT$397 million for the six-month periods ended June 30, 2007 and 2006, respectively.

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Details of capitalized interest are as follows:

	For the six-month period ended June 30,
	2007	2006
Machinery and equipment	$54,965	$—
Other property, plant and equipment	7,680	—

Total interest capitalized	$62,645	$—

Interest rates applied	0.67%~0.92%	—

b.	Property, plant, and equipment were not pledged.

(10)	OTHER ASSETS - OTHERS

	As of June 30,
	2007	2006
Leased assets	$1,224,825	$1,355,758
Deposits-out	642,214	542,121
Others	59,118	59,118

Total	$1,926,157	$1,956,997

Please refer to Note 6 for deposits-out pledged as collateral.

(11)	IMPAIRMENT

	For the six-month period ended June 30,
	2007	2006
Available for sale financial assets, noncurrent	$162,481	$—
Financial assets measured at cost, noncurrent	83,663	—
Long-term investments accounted for under the equity method	—	21,807

Total	$246,144	$21,807

(12)	FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS, CURRENT

	As of June 30,
	2007	2006
Interest rate swaps	$423,226	$633,039
Derivatives embedded in exchangeable bonds	—	555,251

Total	$423,226	$1,188,290

During the six-month periods ended June 30, 2007 and 2006, net gain arising from the changes in fair value of financial liabilities at fair value through profit or loss, current were NT$341 million and NT$99 million, respectively.

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(13)	BONDS PAYABLE

	As of June 30,
	2007	2006
Unsecured domestic bonds payable	$18,000,000	$25,250,000
Convertible bonds payable	12,551,874	12,361,174
Exchangeable bonds payable	—	3,101,961
Less: discounts on bonds payable	(34,456)	(120,985)

Total	30,517,418	40,592,150
Less: current portion	(23,022,656)	(10,312,904)

Net	$7,494,762	$30,279,246

a.	During the period from April 16 to April 27, 2001, the Company issued five-year and seven-year unsecured bonds totaling NT$15,000 million, each with a face value of NT$7,500 million. The interest is paid annually with stated interest rates of 5.1195% through 5.1850% and 5.2170% through 5.2850%, respectively. The five-year bonds and seven-year bonds are repaid starting from April 2004 to April 2006 and April 2006 to April 2008, respectively, both in three yearly installments at the rates of 30%, 30% and 40%. On April 27, 2006, the five-year bonds were fully repaid.

b.	During the period from October 2 to October 15, 2001, the Company issued three-year and five-year unsecured bonds totaling NT$10,000 million, each with a face value of NT$5,000 million. The interest was paid annually with stated interest rates of 3.3912% through 3.420% and 3.4896% through 3.520%, respectively. On October 15, 2006 and 2004, the five-year bonds and the three-year bonds were fully repaid, respectively.

c.	On May 10, 2002, the Company issued zero coupon exchangeable bonds listed on the EuroMTF Market of the Luxembourg stock Exchange (LSE). The terms and conditions of the bonds are as follows:

(a)	Issue Amount: US$235 million

(b)	Period: May 10, 2002 ~ May 10, 2007

(c)	Redemption

i.	The Company may redeem the bonds, in whole or in part, after three months of the issuance and prior to the maturity date, at their principal amount if the closing price of the AU Optionics Corp. (AUO) common shares on the TSE, translated into US dollars at the prevailing exchange rate, for a period of 20 consecutive trading days, the last of which occurs not more than 10 days prior to the date upon which notice of such redemption is published, is at least 120% of the exchange price then in effect translated into US dollars at the rate of NT$34.645=US$1.00.

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ii.	The Company may redeem the bonds, in whole, but not in part, if at least 90% in principal amount of the bonds has already been exchanged, redeemed or purchased and cancelled.

iii.	The Company may redeem all, but not part, of the bonds, at any time, in the event of certain changes in the R.O.C.’s tax rules which would require the Company to gross up for payments of principal, or to gross up for payments of interest or premium.

iv.	The Company will, at the option of the bondholders, redeem such bonds on February 10, 2005 at its principal amount.

(d)	Terms of Exchange

i.	Underlying securities: ADSs or common shares of AUO.

ii.	Exchange Period: The bonds are exchangeable at any time on or after June 19, 2002 and prior to April 10, 2007, into AUO common shares or AUO ADSs; provided, however, that if the exercise date falls within 5 business days from the beginning of, and during, any closed period, the right of the exchanging holder of the bonds to vote with respect to the shares it receives will be subject to certain restrictions.

iii.	Exchange Price and Adjustment: The exchange price is NT$44.3 per share, determined on the basis of a fixed exchange rate of NT$34.645=US$1.00. The exchange price will be subject to adjustments upon the occurrence of certain events set out in the indenture.

(e)	Exchange of the Bonds

As of June 30, 2007 and 2006, certain bondholders have exercised their rights to exchange their bonds with the total principal amount of US$235 million and US$139 million into AUO shares, respectively. Gain arising from the exercise of exchange rights during the six-month periods ended June 30, 2007 and 2006 amounted NT$2,782 million and NT$65 million, respectively, and were recognized as gain on disposal of investment.

(f)	Redemption at maturity date

At the maturity date of May 10, 2007, the Company had redeemed the bonds at 100% of the unpaid principal amount of US$0.3 million outstanding.

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d.	During the period from May 21 to June 24, 2003, the Company issued five-year and seven-year unsecured bonds totaling NT$15,000 million, each with a face value of NT$7,500 million. The interest is paid annually with stated interest rates of 4.0% minus USD 12-Month LIBOR and 4.3% minus USD 12-Month LIBOR, respectively. Stated interest rates are reset annually based on the prevailing USD 12-Month LIBOR. The five-year bonds and seven-year bonds are repayable in 2008 and 2010, respectively, upon the maturity of the bonds.

e.	On October 5, 2005, the Company issued zero coupon convertible bonds on the LSE. The terms and conditions of the bonds are as follows:

(a)	Issue Amount: US$381.4 million

(b)	Period: October 5, 2006 ~ February 15, 2008 (Maturity date)

(c)	Redemption

i.	On or at any time after April 5, 2007, if the closing price of the ADSs listed on the NYSE has been at least 130% of either the conversion price or the last adjusted conversion price, for 20 out of 30 consecutive ADS trading days, the Company may redeem all, but not some only, of the bonds.

ii.	If at least 90% in principal amount of the bonds have already been redeemed, repurchased, cancelled or converted, the Company may redeem all, but not some only, of the bonds.

iii.	In the event that the Company’s ADSs or shares have officially cease to be listed or admitted for trading on the New York Stock Exchange or the Taiwan Stock Exchange, as the case may be, each bondholder shall have the right, at such bondholder’s option, to require the Company to repurchase all, but not in part, of such bondholder’s bonds at their principal amount.

iv.	In the event of certain changes in taxation in the R.O.C. resulting in the Company becoming required to pay additional amounts, the Company may redeem all, but not in part, of the bonds at their principal amount; bondholders may elect not to have their bonds redeemed by the Company in such event, in which case the bondholders shall not be entitled to receive payments of such additional amounts.

v.	If a change of control occurs with respect to the Company, each bondholder shall have the right at such bondholder’s option, to require the Company to repurchase all, but not in part, of such bondholder’s bonds at their principal amount.

vi.	The Company will pay the principal amount of the bonds at its maturity date, February 15, 2008.

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(d)	Conversion

i.	Conversion Period: Except for the closed period, the bonds may be converted into the Company’s ADSs on or after November 4, 2005 and on or prior to February 5, 2008.

ii.	Conversion Price and Adjustment: The conversion price is US$3.693 per ADS. The applicable conversion price will be subject to adjustments upon the occurrence of certain events set out in the indenture.

f.	Repayments of the above-mentioned bonds in the future years are as follows:

(Assuming the convertible bonds are paid off upon maturity.)

Bonds repayable in	Amount
2007	$—
2008	23,051,874
2009	—
2010	7,500,000
2011 and thereafter	—

Total	$30,551,874

(14)	PENSION PLAN

a.	The Labor Pension Act of the R.O.C. (the Act), which adopts a defined contribution plan, became effective on July 1, 2005. Employees subject to the Labor Standards Law, a defined benefit plan, were allowed to choose to either elect the pension calculation under the Act or continue to be subject to the pension calculation under the Labor Standards Law. Those employees that elected to be subject to the Act will have their seniority achieved under the Labor Standards Law retained upon election of the Act, and the Company will make monthly contributions of no less than 6% of these employees’ monthly wages to the employees’ individual pension accounts. The Company has made monthly contributions based on each individual employee’s salary or wage to employees’ pension accounts beginning July 1, 2005 and totaled of NT$194 million and NT$180 million were contributed by the Company for the six-month periods ended June 30, 2007 and 2006, respectively. Pension benefits for employees of the Branch are provided in accordance with the local regulations ,and during the six-month periods ended June 30, 2007 and 2006, the Company has made contributions of NT$55 million and NT$46 million, respectively.

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b.	The defined benefit plan under the Labor Standards Law is disbursed based on the units of service years and the average salary in the last month of the service year. Two units per year are awarded for the first 15 years of services while one unit per year is awarded after the completion of the fifteenth year. The total units shall not exceed 45 units. In accordance to the plan, the Company contributes an amount equivalent to 2% of the employees’ total salaries and wages on a monthly basis to the pension fund deposited at the Bank of Taiwan in the name of an administered pension fund committee. Pension costs amounting to NT$94 million and NT$95 million were recognized for the six-month periods ended June 30, 2007 and 2006, respectively. The corresponding balances of the pension fund were NT$1,245 million and NT$1,135 million as of June 30, 2007 and 2006, respectively.

(15)	CAPITAL STOCK

a.	The Company had 26,000 million common shares authorized to be issued, and 18,845 million shares were issued as of June 30, 2006, each at a par value of NT$10.

b.	The Company has issued a total of 277 million ADSs, which were traded on the NYSE as of June 30, 2006. The total number of common shares of the Company represented by all issued ADSs was 1,384 million shares as of June 30, 2006. One ADS represents five common shares.

c.	Among the employee stock options issued by the Company on October 7, 2002 and January 3, 2003, 47 million shares were exercised during the six-month period ended June 30, 2006. The issuance process through the authority had been completed.

d.	On May 22, 2006, the Company cancelled 1,000 million shares of treasury stocks, which were bought back during the period from February 16, 2006 to April 11, 2006 for retention of the Company’s creditability and stockholders’ interests.

e.	As recommended by the board of directors, and approved by the shareholders on the meeting held on June 12, 2006, the Company issued 225 million new shares from capitalization of retained earnings and additional paid-in capital that amounted to NT$2,249 million, of which NT$895 million was stock dividend, NT$459 million was employee bonus, and NT$895 million was additional paid-in capital. The issuance process through the authority had been completed.

f.	The Company had 26,000 million common shares authorized to be issued, and 19,144 million shares was issued as of June 30, 2007, each at a par value of NT$10.

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g.	The Company had issued a total of 315 million ADSs, which were traded NYSE as of June 30, 2007. The total number of common shares of the Company represented by all issued ADSs was 1,576 million shares as of June 30, 2007. One ADS represents five common shares.

h.	Among the employee stock options issued by the Company on October 7, 2002, January 3, 2003 and October 13, 2004, 12 million shares were exercised during the six-month period ended June 30, 2007. The issuance process through the authority had been completed.

i.	Approved by the shareholders’ meeting on June 11, 2007, the Company had resolved to carry out a capital reduction of NT$ 57,394 million with the cancellation of 5,739 million of its outstanding shares. The capital reduction through the authority is still in process.

(16)	EMPLOYEE STOCK OPTIONS

On September 11, 2002, October 8, 2003, September 30, 2004, and December 22, 2005, the Company was authorized by the Securities and Futures Bureau of the Financial Supervisory Commission, Executive Yuan, to issue employee stock options with a total number of 1 billion, 150 million, 150 million, and 350 million units, respectively. Each unit entitles an optionee to subscribe to 1 share of the Company’s common stock. Settlement upon the exercise of the options will be made through the issuance of new shares by the Company. The exercise price of the options was set at the closing price of the Company’s common stock on the date of grant. The contractual life is 6 years and an optionee may exercise the options in accordance with certain schedules as prescribed by the plan starting 2 years from the date of grant. Detailed information relevant to the employee stock options is disclosed as follows:

Date of grant	Total number of options granted (in thousands)	Total number of options outstanding (in thousands)	Exercise price (NTD)
October 7, 2002	939,000	531,986	$15.7
January 3, 2003	61,000	44,411	$17.7
November 26, 2003	57,330	44,910	$24.7
March 23, 2004	33,330	21,575	$22.9
July 1, 2004	56,590	43,590	$20.7
October 13, 2004	20,200	12,332	$17.8
April 29, 2005	23,460	17,145	$16.4
August 16, 2005	54,350	39,160	$21.6
September 29, 2005	51,990	44,974	$19.7
January 4, 2006	39,290	28,130	$17.7
May 22, 2006	42,058	35,200	$19.2
August 24, 2006	28,140	24,070	$18.4

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a.	A summary of the Company’s stock option plans, and related information for the six-month periods ended June 30, 2007 and 2006, are as follows:

	For the six-month period ended June 30,
	2007		2006
	Option (in thousands)	Weighted-average Exercise Price (NTD)	Option (in thousands)	Weighted-average Exercise Price (NTD)
Outstanding at beginning of period	913,958	$17.5	975,320	$17.3
Granted	—	$—	81,348	$18.4
Exercised	(11,918)	$15.7	(46,871)	$15.7
Forfeited	(14,557)	$19.7	(32,891)	$18.6

Outstanding at end of period	887,483	$17.5	976,906	$17.4

Exercisable at end of period	662,435	$16.7	502,264	$16.5

Weighted-average fair value of options granted during the period (NTD)	$—		$5.9

b.	The information of the Company’s outstanding stock options as of June 30, 2007, is as follows:

	Range of Exercise Price	Outstanding Stock Options			Exercisable Stock Options
Authorization Date		Option (in thousands)	Weighted-average Remaining Contractual Live (Years)	Weighted-average Exercise Price (NTD)	Option (in thousands)	Weighted-average Exercise Price (NTD)
2002.09.11	$15.7~ $17.7	576,397	1.29	$15.9	576,133	$15.9
2003.10.08	$20.7~ $24.7	110,075	2.70	$22.8	72,405	$23.1
2004.09.30	$16.4~ $21.6	113,611	4.04	$19.7	13,897	$17.0
2005.12.22	$17.7~ $19.2	87,400	4.84	$18.5	—	$—

		887,483	2.17	$17.5	662,435	$16.7

c.	The Company uses intrinsic value method to recognize compensation costs for its employee stock options issued since January 1, 2004. The compensation costs for the six-month periods ended June 30, 2007 and 2006 are nil because the Company grants options with the exercise price equal to the current market price. Pro forma information using the fair value method on net income and earnings per share is as follows:

	For the six-month period ended June 30, 2007
	Basic earnings per share	Diluted earnings per share
Net Income	$6,369,668	$6,497,263
Earnings per share (NTD)	$0.36	$0.35
Pro forma net income	$6,166,802	$6,294,397
Pro forma earnings per share (NTD)	$0.35	$0.34

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	For the six-month period ended June 30, 2006 (retroactively adjusted)
	Basic earnings per share	Diluted earnings per share
Net Income	$18,337,788	$18,175,519
Earnings per share (NTD)	$1.00	$0.96
Pro forma net income	$18,147,409	$17,985,140
Pro forma earnings per share (NTD)	$0.99	$0.95

The fair value of the options granted was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions for the six-month period ended June 30, 2006: expected dividend yield of 1.37%; volatility factors of the expected market price of the Company’s common stock of 37.09%~41.14%; risk-free interest rate of 1.88%~2.28%; and expected life of the options of 4~5 years.

(17)	TREASURY STOCK

a.	The Company bought back its own shares from the open market during the six-month periods ended June 30, 2007 and 2006. Details of the treasury stock transactions are as follows:

For the six-month period ended June 30, 2007

(In thousands of shares)

Purpose	As of January 1, 2007	Increase	Decrease	As of June 30, 2007
For transfer to employees	842,067	—	—	842,067
For conversion of the convertible bonds into shares	500,000	—	—	500,000

Total shares	1,342,067	—	—	1,342,067

For the six-month period ended June 30, 2006

(In thousands of shares)

Purpose	As of January 1, 2006	Increase	Decrease	As of June 30, 2006
For transfer to employees	442,067	243,171	—	685,238
For conversion of the convertible bonds into shares	500,000	—	—	500,000
For retention of the Company’s creditability and stockholders’ interests	—	1,000,000	1,000,000	—

Total shares	942,067	1,243,171	1,000,000	1,185,238

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b.	According to the Securities and Exchange Law of the R.O.C., the total shares of treasury stock shall not exceed 10% of the Company’s issued stock, and the total purchase amount shall not exceed the sum of the retained earnings, additional paid-in capital – premiums, and realized additional paid-in capital. As such, the maximum number of shares of treasury stock that the Company could hold as of June 30, 2007 and 2006, was 1,914 million shares and 1,885 million shares, while the ceiling amount was NT$86,687 million and NT$80,233 million, respectively.

c.	In compliance with Securities and Exchange Law of the R.O.C., treasury stock should not be pledged, nor should it be entitled to voting rights or receiving dividends. Stock held by subsidiaries is treated as treasury stock. These subsidiaries have the same rights as other stockholders except for subscription to new stock issuance. Starting June 22, 2005, stocks held by subsidiaries no longer have voting rights according to the revised Companies Act.

d.	As of June 30, 2007, the Company’s subsidiary, FORTUNE VENTURE CAPITAL CORP., held 22 million shares of the Company’s stock, with a book value of NT$19.85 per share. The closing price on June 30, 2007 was NT$19.85.

As of June 30, 2006, the Company’s subsidiary, FORTUNE VENTURE CAPITAL CORP., held 22 million shares of the Company’s stock, with a book value of NT$19.4 per share. The closing price on June 30, 2006 was NT$19.4.

(18)	RETAINED EARNINGS AND DIVIDEND POLICIES

According to the Company’s Articles of Incorporation, current year’s earnings, if any, shall be distributed in the following order:

a.	Payment of all taxes and dues;

b.	Offset prior years’ operation losses;

c.	Set aside 10% of the remaining amount after deducting items (a) and (b) as a legal reserve;

d.	Set aside 0.1% of the remaining amount after deducting items (a), (b), and (c) as directors’ and supervisors’ remuneration; and

e.	After deducting items (a), (b), and (c) above from the current year’s earnings, no less than 5% of the remaining amount together with the prior years’ unappropriated earnings is to be allocated as employees’ bonus, which will be settled through issuance of new shares of the Company, or cash. Employees of the Company’s subsidiaries, meeting certain requirements determined by the board of directors, are also eligible for the employees’ bonus.

f.	The distribution of the remaining portion, if any, will be recommended by the board of directors and subject to shareholders’ approval.

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The policy for dividend distribution should reflect factors such as the current and future investment environment, fund requirements, domestic and international competition and capital budgets; as well as the benefit of shareholders, share bonus equilibrium, and long-term financial planning. The board of directors shall make the distribution proposal annually and present it at the shareholders’ meeting. The Company’s Articles of Incorporation further provide that no more than 80% of the dividends to shareholders, if any, may be paid in the form of stock dividends. Accordingly, at least 20% of the dividends must be paid in the form of cash.

The distributions of retained earnings for the years 2006 and 2005 were approved through the shareholders’ meetings held on June 11, 2007 and June 12, 2006, respectively. The details of distribution are as follows:

	2006	2005
Cash Dividend	$0.70 per share	$0.40 per share
Stock Dividend	—	$0.05 per share
Employees’ bonus – Cash Dividend (NTD thousands)	2,324,120	305,636
Employees’ bonus – Stock Dividend (NTD thousands)	—	458,455
Directors’ and Supervisors’ remuneration (NTD thousands)	15,494	6,324

Pursuant to Article 41 of the Securities and Exchange Law of the R.O.C., a special reserve is set aside from the current net income and unappropriated earnings for items that are accounted for as deductions to stockholders’ equity such as unrealized loss on long-term investment and cumulative translation adjustments. However, there are the following exceptions for the Company’s investees’ unrealized loss on long-term investments arising from the merger, which was recognized by the Company in proportion to the Company’s ownership percentage:

a.	According to the explanatory letter No. 101801 of the Securities and Futures Commission (SFC), if the Company recognizes the investees’ additional paid-in capital–excess from the merger in proportion to the ownership percentage, then the special reserve is exempted for the amount originated from the acquisition of the long-term investments.

b.	If the Company and its investees transfer a portion of the additional paid-in capital to increase capital, a special reserve equal to the amount of the transfer shall be provided according to the explanatory letter No. 101801-1 of the SFC.

c.	In accordance with the explanatory letter No. 170010 of the SFC applicable to listed companies, in the case where the market value of the Company’s stock held by its subsidiaries at period-end is lower than the book value, a special reserve shall be provided in the Company’s accounts in proportion to its ownership percentage.

For the 2005 appropriations approved by the shareholders’ meeting on June 12, 2006, unrealized loss on long-term investments exempted from the provision of special reserve pursuant to the above regulations amounted to NT$18,208 million.

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(19)	OPERATING COSTS AND EXPENSES

The Company’s personnel, depreciation, and amortization expenses are summarized as follows:

	For the six-month period ended June 30,
	2007			2006
	Operating costs	Operating expenses	Total	Operating costs	Operating expenses	Total
Personnel expenses
Salaries	$4,546,395	$1,426,027	$5,972,422	$3,401,756	$1,015,022	$4,416,778
Labor and health insurance	223,957	64,156	288,113	213,244	59,748	272,992
Pension	263,286	79,893	343,179	249,115	72,347	321,462
Other personnel expenses	46,646	16,042	62,688	41,122	11,869	52,991
Depreciation	16,759,835	1,001,753	17,761,588	21,611,294	1,098,235	22,709,529
Amortization	34,953	602,531	637,484	98,047	823,560	921,607

(20)	INCOME TAX

a.	Reconciliation between the income tax expense and the income tax calculated on pre-tax financial statement income based on the statutory tax rate is as follows:

	For the six-month period ended June 30,
	2007	2006
Income tax on pre-tax income at statutory tax rate	$2,515,182	$5,197,957
Permanent differences	(2,479,003)	(4,438,925)
Change in investment tax credit	2,426,148	(311,360)
Change in valuation allowance	(1,960,519)	(246,556)
Income basic tax	272,707	1,153,000
Income tax on interest revenue separately taxed	402	432

Income tax expense	$774,917	$1,354,548

b.	Significant components of deferred income tax assets and liabilities are as follows:

	As of June 30,
	2007		2006
	Amount	Tax effect	Amount	Tax effect
Deferred income tax assets
Investment tax credit		$12,438,810		$13,920,405
Loss carry-forward	$3,815,034	953,758	$10,005,826	2,501,456
Pension	3,123,974	780,993	3,042,614	760,654
Allowance on sales returns and discounts	370,106	92,527	737,457	184,364
Allowance for loss on decline in market value and obsolescence of inventories	668,476	167,119	761,978	190,495
Unrealized exchange loss	176,200	44,050	—	—
Others	754,262	188,566	812,027	203,007

Total deferred income tax assets		14,665,823		17,760,381
Valuation allowance		(7,150,594)		(8,428,805)

Net deferred income tax assets		7,515,229		9,331,576

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	As of June 30,
	2007		2006
	Amount	Tax effect	Amount	Tax effect
Deferred income tax liabilities
Unrealized exchange gain	$—	$—	$(461,337)	$(115,334)
Depreciation	(5,732,562)	(1,433,140)	(6,078,835)	(1,519,709)
Others	(2,140,717)	(535,179)	(2,246,979)	(561,745)

Total deferred income tax liabilities		(1,968,319)		(2,196,788)

Total net deferred income tax assets		$5,546,910		$7,134,788

Deferred income tax assets—current		$5,058,003		$6,089,901
Deferred income tax liabilities—current		(205,497)		(320,832)
Valuation allowance		(2,725,944)		(3,049,018)

Net		2,126,562		2,720,051

Deferred income tax assets—noncurrent		9,607,820		11,670,480
Deferred income tax liabilities—noncurrent		(1,762,822)		(1,875,956)
Valuation allowance		(4,424,650)		(5,379,787)

Net		3,420,348		4,414,737

Total net deferred income tax assets		$5,546,910		$7,134,788

c.	The Company’s income tax returns for all the fiscal years up to 2003 have been assessed and approved by the R.O.C. Tax Authority.

d.	The Company was granted several four or five-year income tax exemption periods with respect to income derived from the expansion of operations. The starting dates of the exemption periods attributable to the expansion in 2002 and 2003 have not yet been decided. The income tax exemption for other periods will expire on December 31, 2012.

e.	The Company earns investment tax credits for the amount invested in production equipment, research and development, and employee training.

As of June 30, 2007, the Company’s unused investment tax credit was as follows:

Expiration Year	Investment tax credits earned	Balance of unused investment tax credits
2007	$1,611,785	$622,672
2008	6,296,685	6,296,685
2009	2,549,487	2,549,487
2010	1,633,049	1,633,049
2011	1,336,917	1,336,917

Total	$13,427,923	$12,438,810

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f.	Under the rules of the Income Tax Law of the R.O.C., net losses can be carried forward for 5 years. As of June 30, 2007, the unutilized accumulated losses were as follows:

Expiration Year	Accumulated losses	Unutilized accumulated losses
2007	$3,773,826	$3,773,826
2008 (Transferred in from merger with SiSMC)	2,283	2,283
2009 (Transferred in from merger with SiSMC)	38,925	38,925

Total	$3,815,034	$3,815,034

g.	The balance of the Company’s imputation credit accounts as of June 30, 2007 and 2006 were NT$2,112 million and NT$9 million, respectively. The expected creditable ratio for 2006 and the actual creditable ratio for 2005 was 11.88% and 0%, respectively.

h.	The Company’s earnings generated in the year ended December 31, 1997 and prior years have been fully appropriated.

(21)	EARNINGS PER SHARE

a.	The Company’s capital structure is composed mainly of zero coupon convertible bonds and employee stock options. Therefore, in consideration of such complex structure, the calculated basic and diluted earnings per share for the six-month periods ended June 30, 2007 and 2006, are disclosed as follows:

	For the six-month period ended June 30, 2007
	Amount		Shares expressed in thousands	Earnings per share (NTD)
	Income before income tax	Net income		Income before income tax	Net income
Earning per share-basic (NTD)
Income from continuing operations	$7,144,585	$6,369,668	17,777,875	$0.40	$0.36
Cumulative effect of changes in accounting principles	—	—		—	—

Net income	$7,144,585	$6,369,668		$0.40	$0.36

Effect of dilution
Employee stock options	$—	$—	122,417
Convertible bonds payable	133,258	127,595	516,382
Earning per share-diluted:
Income from continuing operations	$7,277,843	$6,497,263	18,416,674	$0.39	$0.35
Cumulative effect of changes in accounting principles	—	—		—	—

Net income	$7,277,843	$6,497,263		$0.39	$0.35

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	For the six-month period ended June 30, 2006 (retroactively adjusted)
	Amount			Earnings per share (NTD)
	Income before income tax	Net income	Shares expressed in thousands	Income before income tax	Net income
Earning per share-basic (NTD)
Income from continuing operations	$20,880,851	$19,526,303	18,382,155	$1.13	$1.06
Cumulative effect of changes in accounting principles	(1,188,515)	(1,188,515)		(0.06)	(0.06)

Net income	$19,692,336	$18,337,788		$1.07	$1.00

Effect of dilution
Employee stock options	$—	$—	131,297
Convertible bonds payable	(156,606)	(162,269)	516,382
Earning per share-diluted:
Income from continuing operations	$20,724,245	$19,364,034	19,029,834	$1.09	$1.02
Cumulative effect of changes in accounting principles	(1,188,515)	(1,188,515)		(0.06)	(0.06)

Net income	$19,535,730	$18,175,519		$1.03	$0.96

b.	Pro forma information on earnings as if subsidiaries’ investment in the Company is not treated as treasury stock is set out as follows:

(shares expressed in thousands)	For the six month period ended June 30, 2007
	Basic	Diluted
Net income	$6,369,668	$6,497,263

Weighted-average of shares outstanding:
Beginning balance	17,789,126	17,789,126
Weighted-average shares of exercising employee stock options	10,819	10,819
Dilutive shares of employee stock options accounted for under treasury stock method	—	122,417
Dilutive shares issued assuming conversion of bonds	—	516,382

Ending balance	17,799,945	18,438,744

Earnings per share
Net income (NTD)	$0.36	$0.35

35

(shares expressed in thousands)	For the six month period ended June 30, 2006 (retroactively adjusted)
	Basic	Diluted
Net income	$18,337,788	$18,175,519

Weighted-average of shares outstanding:
Beginning balance	18,852,636	18,852,636
Increase in capital through 2006 retained earnings and additional paid-in capital at proportion of 1.3%	234,604	234,604
Purchase of 1,243,171 thousand shares of treasury stock from January 1 to June 30, 2006	(623,210)	(623,210)
Weighted-average shares of exercising employee stock options	30,859	30,859
Dilutive shares of employee stock options accounted for under treasury stock method	—	131,297
Dilutive shares issued assuming conversion of bonds	—	516,382

Ending balance	18,494,889	19,142,568

Earnings per share
Net income (NTD)	$0.99	$0.95

5.	RELATED PARTY TRANSACTIONS

(1)	Name and Relationship of Related Parties

Name of related parties	Relationship with the Company
UMC GROUP (USA) (UMC-USA)	Equity Investee
UNITED MICROELECTRONICS (EUROPE) B.V.	Equity Investee
UMC CAPITAL CORP.	Equity Investee
UNITED MICROELECTRONICS CORP. (SAMOA)	Equity Investee
UMCI LTD.	Equity Investee
UMC JAPAN (UMCJ)	Equity Investee
UNITECH CAPITAL INC.	Equity Investee
MEGA MISSION LIMITED PARTNERSHIP	Equity Investee
MTIC HOLDINGS PTE. LTD.	Equity Investee
FORTUNE VENTURE CAPITAL CORP.	Equity Investee
HSUN CHIEH INVESTMENT CO., LTD.	Equity Investee
UNITED MICRODISPLAY OPTRONICS CORP.	Equity Investee
HOLTEK SEMICONDUCTOR INC. (HOLTEK)	Equity Investee

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Name of related parties	Relationship with the Company
ITE TECH. INC.	Equity Investee
AMIC TECHNOLOGY CORP.	Equity Investee
PACIFIC VENTURE CAPITAL CO., LTD.	Equity Investee
XGI TECHNOLOGY INC.	Equity Investee
TLC CAPITAL CO., LTD.	Equity Investee
HIGHLINK TECHNOLOGY CORP. (merged into EPISTAR CORP. since March 2007)	Equity Investee
NEXPOWER TECHNOLOGY CORP.	Equity Investee
SILICON INTEGRATED SYSTEMS CORP.	The Company’s director
UNITRUTH INVESTMENT CORP.	Subsidiary’s equity investee
UWAVE TECHNOLOGY CORP.	Subsidiary’s equity investee
UCA TECHNOLOGY INC.	Subsidiary’s equity investee
AFA TECHNOLOGY, INC.	Subsidiary’s equity investee
STAR SEMICONDUCTOR CORP. (No longer an subsidiary’s equity investee since March 2007)	Subsidiary’s equity investee
USBEST TECHNOLOGY INC. (No longer an subsidiary’s equity investee since February 2007)	Subsidiary’s equity investee
SMEDIA TECHNOLOGY CORP.	Subsidiary’s equity investee
U-MEDIA COMMUNICATIONS, INC. (No longer an subsidiary’s equity investee since May 2007)	Subsidiary’s equity investee
CRYSTAL MEDIA INC.	Subsidiary’s equity investee
MOBILE DEVICES INC.	Subsidiary’s equity investee
CHIP ADVANCED TECHNOLOGY INC.	Same chairman with the Company’s subsidiary

(2)	Significant Related Party Transactions

a.	Operating revenues

	For the six-month period ended June 30,
	2007		2006
	Amount	Percentage	Amount	Percentage
UMC-USA	$22,337,422	46	$24,239,799	49
Others	5,924,940	13	8,147,730	16

Total	$28,262,362	59	$32,387,529	65

The sales price to the above related parties was determined through mutual agreement based on the market conditions. The collection period for overseas sales to related parties was net 60 days, while the terms for domestic sales were month-end 45~60 days. The collection period for third party overseas sales was net 30~60 days, while the terms for third party domestic sales were month-end 30~60 days.

37

b.	Notes receivable

	As of June 30,
	2007		2006
	Amount	Percentage	Amount	Percentage
HOLTEK	$44,134	93	$68,752	93
Others	—	—	36	—

Total	$44,134	93	$68,788	93

c.	Accounts receivable

	As of June 30,
	2007		2006
	Amount	Percentage	Amount	Percentage
UMC-USA	$5,113,267	35	$5,493,509	41
UME BV	1,401,612	10	1,366,652	10
Others	647,215	4	1,013,730	8

Total	7,162,094	49	7,873,891	59

Less: Allowance for sales returns and discounts	(254,897)		(635,702)
Less: Allowance for doubtful accounts	(587)		(111,897)

Net	$6,906,610		$7,126,292

d.	Endorsements and guarantees

The Company did not provide any note as endorsement and guarantee for related parties during the six-month period ended June 30, 2007.

As of June 30, 2006, the Company provided notes of endorsement or guarantees on behalf of its subsidiary, UMCJ, totaling NT$2,247 million.

6.	ASSETS PLEDGED AS COLLATERAL

As of June 30, 2007

	Amount	Party to which asset(s) was pledged	Purpose of pledge
Deposit-out	$620,996	Customs	Customs duty

(Time deposit)			guarantee

As of June 30, 2006

	Amount	Party to which asset(s) was pledged	Purpose of pledge
Deposit-out	$520,846	Customs	Customs duty

(Time deposit)			guarantee

38

7.	COMMITMENTS AND CONTINGENT LIABILITIES

(1)	The Company has entered into several patent license agreements and development contracts of intellectual property for a total contract amount of approximately NT$19.5 billion. Royalties and development fees for future years are set NT$5.2 billion as of June 30, 2007.

(2)	The Company signed several construction contracts for the expansion of its factory space. As of June 30, 2007, these construction contracts have amounted to approximately NT$5.2 billion and the unpaid portion of the contracts, which was not accrued, was approximately NT$2.2 billion.

(3)	The Company entered into several operating lease contracts for land. These renewable operating leases are set to expire in various years through to 2032 and are renewable. Future minimum lease payments under those leases are as follows:

For the year ended December 31,	Amount
2007 (3rd quarter and thereafter)	$107,279
2008	213,381
2009	213,014
2010	213,399
2011	213,800
2012 and thereafter	2,015,785

Total	$2,976,658

(4)	The Company entered into several wafer-processing contracts with its principal customers. According to the contracts, the Company shall guarantee processing capacity, while these customers make deposits to the Company.

(5)	The Company has entered into contracts for the purchase of materials and masks with certain vendors. As of June 30, 2007, the commitment of these construction contracts has amounted to approximately NT$6.6 billion, and the unpaid portion of the contracts, which was not accrued, was approximately NT$4.7 billion.

(6)	On February 15, 2005, the Hsinchu District Prosecutor’s Office conducted a search of the Company’s facilities. On February 18, 2005, the Company’s former Chairman Mr. Robert H.C. Tsao, released a public statement, explaining that its assistance to Hejian Technology Corp. (Hejian) did not involve any investment or technology transfer. Furthermore, from the very beginning there was a verbal indication that, at the proper time, the Company would be compensated appropriately for its assistance, and circumstances permitting, at some time in the future, it will push through the merger between two companies. However, no promise was made by the Company and no written agreement was made and executed. Upon the Company’s request to materialize the said verbal indication by compensating in the form of either cash or equity, the Chairman of the holding company of Hejian offered 15% of the approximately 700 million outstanding shares of the holding company of Hejian in return for the Company’s past assistance and for continued assistance in the future.

39

Immediately after the Company had received such offer, it filed an application with the Investment Commission of the Ministry of Economic Affairs on March 18, 2005 (Ref. No. 94-Lian-Tung-Tzu-0222), for their executive guidance for the successful transfer of said shares to the Company. The shareholders meeting dated June 13, 2005 resolved that to the extent permitted by law the Company shall try to get the 15% of the outstanding shares offered by the holding company of Hejian as an asset of the Company. The holding company of Hejian offered 106 million shares of its outstanding common shares in return for the Company’s assistance. The holding company of Hejian has put all such shares in escrow. The Company was informed of such escrow on August 4, 2006. The subscription price per share of the holding company of Hejian in the last offering was US$1.1. Therefore, the total market value of the said shares is worth more than US$110 million. However, the Company may not acquire the ownership of nor exercise the rights of the said shares with any potential stock dividend or cash dividend distributed in the future until the ROC laws and regulations allow the Company to acquire and exercise. In the event that any stock dividend or cash dividend is distributed, the Company’s stake in the holding company of Hejian will accumulate accordingly.

In April 2005, the Company’s former Chairman Mr. Robert H.C. Tsao was personally fined with in the aggregate amount of NT$3 million by the Financial Supervisory Commission, Executive Yuan, R.O.C. (ROC FSC) for failure to disclose material information relating to Hejian in accordance with applicable rules. As a result of the imposition of the fines by the ROC FSC, the Company was also fined in the amount of NT$30,000 by Taiwan Stock Exchange (TSE) for the alleged non-compliance with the disclosure rules in relation to the material information. The Company and its former Chairman Mr. Robert H.C. Tsao have filed for administrative appeal and reconsideration with the Executive Yuan, R.O.C. and TSE, respectively. Mr. Robert H.C. Tsao’s administrative appeal was dismissed by the Execution Yuan, R.O.C. on February 21, 2006 and the ROC FSC transferred the case against Mr. Robert H.C. Tsao to the Administrative Enforcement Agency for enforcement of the fine. Mr. Robert H.C. Tsao has filed an administrative action against the ROC FSC with Taipei High Administrative Court on April 14, 2006. As of June 30, 2007, the result of such reconsideration and administrative action has not been finalized. The case is being processed in Taipei High Administrative Court.

For the Company’s assistance to Hejian Technology Corp., the Company’s former Chairman Mr. Robert H.C. Tsao, former Vice Chairman Mr. John Hsuan, and Mr. Duen-Chian Cheng, the General Manager of Fortune Venture Capital Corp., which is 99.99% owned by the Company, were indicted for violating the Business Entity Accounting Law and breach of trust under the Criminal Law by Hsinchu District Court’s Prosecutor’s Office on January 9, 2006. Mr. Robert H.C. Tsao and Mr. John Hsuan had officially resigned from their positions of the Company’s Chairman, Vice Chairman and directors prior to the announcement of the prosecution; for this reason, at the time of the prosecution, Mr. Robert H.C. Tsao and Mr. John Hsuan no longer served as the Company’s directors and had not executed their duties as the Company’s Chairman and Vice Chairman. In the future, if a guilty judgment is pronounced by the court, such consequences would be Mr. Robert H.C. Tsao, Mr. John Hsuan and Mr. Duen-Chian Cheng’s personal concerns only; the Company would not be subject to indictment regarding this case.

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On February 15, 2006, the Company was fined in the amount of NT$5 million for unauthorized investment activities in Mainland China, implicating violation of Article 35 of the Act “Governing Relations Between Peoples of the Taiwan Area and the Mainland Area” by the R.O.C. Ministry of Economic Affairs (MOEA). However, as the Company believes it was illegally and improperly fined, the Company had filed an administrative appeal against MOEA to the Executive Yuan on March 16, 2006. On October 19, 2006, Executive Yuan denied the administrative appeal filed by UMC. UMC had filed an administrative litigation case against MOEA on December 8, 2006. Taipei High Administrative Court announced and reversed MOEA’s administrative sanction on July 19, 2007. As of the reporting date, the Company is not aware whether MOEA has had an appeal against the Company.

8.	SIGNIFICANT DISASTER LOSS

None.

9.	SIGNIFICANT SUBSEQUENT EVENT

On July 17, 2007, the Company cancelled 192 million shares of treasury stocks, which were bought back during the period from March 24, 2004 to May 23, 2004 for transfer to employees.

10.	OTHERS

(1)	Certain comparative amounts have been reclassified to conform to the current year’s presentation.

(2)	Financial risk management objectives and policies

The Company’s principal financial instruments, other than derivatives, is comprise of cash and cash equivalents, common stock, preferred stock, convertible bonds, open-end funds, bank loans, and bonds payable. The main purpose of these financial instruments is to manage financing for the Company’s operations. The Company also holds various other financial assets and liabilities such as accounts receivable and accounts payable, which arise directly from its operations.

The Company also enters into derivative transactions, including credit-link deposits, interest rate swaps and forward currency contracts. The purpose of these derivative transactions is to mitigate interest rate risk and foreign currency exchange risks arising from the Company’s operations and financing activities.

The main risks arising from the Company’s financial instruments include cash flow interest rate risk, foreign currency risk, commodity price risk, credit risk, and liquidity risk.

41

Cash flow interest rate risk

The Company utilizes interest rate swap agreements to avoid its cash flow interest rate risk on its counter-floating rate of unsecured domestic bonds issued during the period from May 21 to June 24, 2003. The periods of the interest rate swap agreements are the same as those of the domestic bonds, which are five and seven years. The floating rate is reset annually.

Foreign currency risk

The Company has foreign currency risk arising from purchases or sales. The Company utilizes spot or forward contracts to avoid foreign currency risk. The Company buys or sells the same amount of foreign currency with hedged through forward hedging items for contracts. In principal, the Company does not carry out any forward contracts for uncertain commitments.

Commodity price risk

The Company’s exposure to commodity price risk is minimal.

Credit risk

The Company trades only with established and creditworthy third parties. It is the Company’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis, which consequently minimizes the Company’s exposure to bad debts.

With respect to credit risk arising from the other financial assets of the Company, which are comprised of cash and cash equivalents, available-for-sale financial assets and certain derivative instruments, the Company’s exposure to credit risk arising from the default of counter-parties is limited to the carrying amount of these instruments.

Although the Company trades only with established third parties, it will request collateral to be provided by third parties with less favorable financial positions.

Liquidity risk

The Company’s objective is to maintain a balance of funding continuity and flexibility through the use of financial instruments such as cash and cash equivalents, bank loans and bonds.

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(3)	Information of financial instruments

a.	Fair value of financial instruments

	As of June 30,
	2007		2006
Financial Assets	Book Value	Fair Value	Book Value	Fair Value
Non-derivative
Cash and cash equivalents	$77,057,682	$77,057,682	$90,049,580	$90,049,580
Financial assets at fair value through profit or loss, current	7,797,358	7,797,358	1,506,063	1,506,063
Held-to-maturity financial assets, current	200,000	200,000	779,456	779,456
Notes and accounts receivable	14,603,106	14,603,106	13,278,696	13,278,696
Available-for-sale financial assets, noncurrent	46,727,005	46,727,005	37,864,803	37,864,803
Held-to-maturity financial assets, noncurrent	—	—	200,000	200,000
Financial assets measured at cost, noncurrent	2,321,538	—	2,265,728	—
Long-term investments accounted for under the equity method	41,329,192	42,940,292	33,261,799	39,096,736
Prepayment for long-term investments	247,712	—	—	—
Deposits-out	642,214	642,214	542,121	542,121

Financial Liabilities
Non-derivative
Payables	$30,929,878	$30,929,878	$23,575,752	$23,575,752
Capacity deposits (current portion)	174,020	174,020	892,482	892,482
Bonds payable (current portion included)	30,517,418	30,598,801	40,592,150	41,303,619
Derivative
Interest rate swaps	$423,226	$423,226	$633,039	$633,039
Derivatives embedded in exchangeable bonds	—	—	555,251	555,251

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b.	The methods and assumptions used to measure the fair value of financial instruments are as follows:

i.	The book values of short-term financial instruments approximate their fair value due to their short maturities. Short-term financial instruments include cash and cash equivalents, notes receivable, accounts receivable, current portion of capacity deposits, and payables.

ii.	The fair value of financial assets at fair value through profit or loss and available-for-sale financial assets are based on the quoted market prices.

iii.	The fair value of held-to-maturity financial assets and long-term investments accounted for under equity method are based on the quoted market prices. If market prices are unavailable, the Company estimates the fair value based on the book values.

iv.	The fair value of financial assets measured at cost and prepayment for long-term investments are unable to estimate since there is no active market in trading those unlisted investments.

v.	The fair value of deposits-out is based on their book value since the deposit periods are principally within one year and renewed upon maturity.

vi.	The fair value of bonds payable is determined by the market price.

vii.	The fair value of derivative financial instruments is based on the amount the Company expects to receive (positive) or to pay (negative) assuming that the contracts are settled in advance at the balance sheet date.

c.	The fair value of the Company’s financial instruments is determined by the quoted prices in active markets, or if the market for a financial instrument is not active, the Company establishes fair value by using a valuation technique:

	Active Market Quotation		Valuation Technique
Non-derivative Financial Instruments	2007.06.30	2006.06.30	2007.06.30	2006.06.30
Financial assets
Financial assets at fair value through profit or loss, current	$7,797,358	$1,506,063	$—	$—
Available-for-sale financial assets, noncurrent	46,727,005	37,864,803	—	—

44

	Active Market Quotation		Valuation Technique
Non-derivative Financial Instruments	2007.06.30	2006.06.30	2007.06.30	2006.06.30
Financial assets
Long-term investments accounted for under the equity method	$42,940,292	$39,096,736	$—	$—
Financial liabilities
Bonds payable (current portion included)	30,598,801	41,303,619	—	—

Derivative Financial Instruments
Financial liabilities
Interest rate swaps	$—	$—	$423,226	$633,039
Derivatives embedded in exchangeable bonds	—	—	—	555,251

d.	The Company recognized gains in NT$341 million and NT$99 million arising from the changes in fair value of financial liabilities at fair value through profit or loss for the six-month periods ended June 30, 2007 and 2006, respectively.

e.	The Company’s financial liabilities with cash flow interest rate risk exposure as of June 30, 2007 and 2006 amounted to NT$423 million and NT$633 million, respectively.

f.	During the six-month periods ended June 30, 2007 and 2006, total interest revenue for financial assets or liabilities that are not at fair value through profit or loss were NT$690 million and NT$710 million, respectively, while interest expense for the six-month periods ended June 30, 2007 and 2006 each amounted to NT$144 million and NT$397 million, respectively.

(4)	The Company and its subsidiary, UMC JAPAN, held credit-linked deposits and repackage bonds recognized as held-to-maturity financial assets for the earning of interest income. The details are disclosed as follows:

45

a.	Principal amount in original currency

As of June 30, 2007

The Company

Credit-linked deposits and repackage bonds referenced to	Amount		Due Date
ADVANCED SEMICONDUCTOR ENGINEERING INC. European Convertible Bonds and Loans	NTD	200 million	2007.09.25

As of June 30, 2006

The Company

Credit-linked deposits and repackage bonds referenced to	Amount		Due Date
SILICONWARE PRECISION INDUSTRIES CO., LTD. European Convertible Bonds and Loans	NTD	400 million	2007.02.05
SILICONWARE PRECISION INDUSTRIES CO., LTD. European Convertible Bonds and Loans	NTD	200 million	2007.02.05
UMC JAPAN European Convertible Bonds	JPY	640 million	2007.03.28
ADVANCED SEMICONDUCTOR ENGINEERING INC. European Convertible Bonds and Loans	NTD	200 million	2007.09.25

UMC JAPAN

Credit-linked deposits and repackage bonds referenced to	Amount		Due Date
UMC JAPAN European Convertible Bonds	JPY	500 million	2007.03.29

b.	Credit risk

The counterparties of the above investments are major international financial institutions. The repayment in full of these investments is subject to the non-occurrence of one or more credit events, which are referenced to the entities’ fulfillment of their own obligations as well as repayment of their corporate bonds. Upon the occurrence of one or more of such credit events, the Company and its subsidiary, UMC JAPAN, may receive less than the full amount of these investments or nothing. The Company and its subsidiary, UMC JAPAN, have selected reference entities with high credit ratings to minimize the credit risk.

c.	Liquidity risk

Early withdrawal is not allowed for the above investments unless called by the issuer. However, the anticipated liquidity risk is low since most of the investments will either have matured within one year, or are relatively liquid in the secondary market.

d.	Market risk

There is no market risk for the above investments except for the fluctuations in the exchange rates of US Dollars and Japanese Yen to NT Dollars at the balance sheet date and the settlement date.

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(5)	The Company and its subsidiary, UMC JAPAN, entered into interest rate swap and forward contracts for hedging the interest rate risk arising from the counter-floating rate of domestic bonds and for hedging the exchange rate risk arising from the net assets or liabilities denominated in foreign currency. The hedging strategy was developed with the objective to reduce the market risk for non-trading purpose. The relevant information on the derivative financial instruments entered into by the Company is as follows:

a.	The Company utilized interest rate swap agreements to hedge its interest rate risk on its counter-floating rate of unsecured domestic bonds issued during the period from May 21 to June 24, 2003. The periods of the interest rate swap agreements are the same as those of the domestic bonds, which are five and seven years. The floating rate is reset annually. The details of interest rate swap agreements are summarized as follows:

As of June 30, 2007 and 2006, the Company had the following interest rate swap agreements in effect:

Notional Amount	Contract Period	Interest Rate Received	Interest Rate Paid
NT$7,500 million	May 21, 2003 to June 24, 2008	4.0% minus USD 12-Month LIBOR	1.52%
NT$7,500 million	May 21, 2003 to June 24, 2010	4.3% minus USD 12-Month LIBOR	1.48%

b.	The details of forward contracts entered into by the Company and its subsidiary, UMC JAPAN, are summarized as follows:

The Company and its subsidiary, UMC JAPAN, did not hold any forward contracts as of June 30, 2007.

The Company did not hold any forward contracts as of June 30, 2006.

UMC JAPAN

Type	Notional Amount	Contract Period
Forward contracts	Sell USD 3 million	June 14, 2006 to July 31, 2006

c.	Transaction risk

(a)	Credit risk

There is no significant credit risk exposure with respect to the above transactions as the counter-parties are reputable financial institutions with good global standing.

(b)	Liquidity and cash flow risk

The cash flow requirements on the interest rate swap agreements are limited to the net interest payables or receivables arising from the differences in the swap rates. The cash flow requirements on forward contracts are limited to the net difference between the forward and spot rates at the settlement date. Therefore, no significant cash flow risk is anticipated since the working capital is sufficient to meet the cash flow requirements.

47

(c)	Market risk

Interest rate swap agreements and forward contracts are intended for hedging purposes. Gains or losses arising from the fluctuations in interest rates and exchange rates are likely to be offset against the gains or losses from the hedged items. As a result, no significant exposure to market risk is anticipated.

d.	The presentation of derivative financial instruments on financial statements

The Company

As of June 30, 2007 and 2006, the Company’s interest rate swap agreements were classified as current liabilities amounting to NT$423 million and NT$633 million, respectively.

UMC JAPAN

As of June 30, 2006, the balance of current liabilities arising from forward contracts was JPY2 million and related exchange loss of JPY7 million and exchange gain of JPY24 million were recorded under non-operating loss and revenue for the six-month periods ended June 30, 2007 and 2006, respectively.

11.	ADDITIONAL DISCLOSURES

(1)	The following are additional disclosures for the Company and its affiliates as required by the ROC Securities and Futures Bureau:

a.	Financing provided to others for the six-month period ended June 30, 2007: please refer to Attachment 1.

b.	Endorsement/Guarantee provided to others for the six-month period ended June 30, 2007: please refer to Attachment 2.

c.	Securities held as of June 30, 2007: please refer to Attachment 3.

d.	Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$100 million or 20 percent of capital stock for the six-month period ended June 30, 2007: please refer to Attachment 4.

e.	Acquisition of individual real estate with amount exceeding the lower of NT$100 million or 20 percent of capital stock for the six-month period ended June 30, 2007: please refer to Attachment 5.

f.	Disposal of individual real estate with amount exceeding the lower of NT$100 million or 20 percent of capital stock for the six-month period ended June 30, 2007: please refer to Attachment 6.

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g.	Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of capital stock for the six-month period ended June 30, 2007: please refer to Attachment 7.

h.	Receivables from related parties with amounts exceeding the lower of NT$100 million or 20 percent of capital stock as of June 30, 2007: please refer to Attachment 8.

i.	Names, locations and related information of investees as of June 30, 2007: please refer to Attachment 9.

j.	Financial instruments and derivative transactions: please refer to Note 10.

(2)	Investment in Mainland China

None.

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ATTACHMENT 1 (Financing provided to others for the six-month period ended June 30, 2007)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

Collateral
No.	Lender	Counter- party	Financial statement account	Maximum balance for the period	Ending balance	Interest rate	Nature of financing	Amount of sales to (purchases from) counter-party	Reason for financing	Allowance for doubtful accounts	Item	Value	Limit of financing amount for individual counter-party	Limit of total financing amount
None

50

ATTACHMENT 2 (Endorsement/Guarantee provided to others for the six-month period ended June 30, 2007)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

No.	Endorsor/Guarantor	Receiving party	Relationship	Limit of guarantee/endorsement amount for receiving party	Maximum balance for the period	Ending balance	Amount of collateral guarantee/endorsement	Percentage of accumulated guarantee amount to net assets value from the latest financial statement	Limit of total guarantee/endorsement amount
None

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ATTACHMENT 3 (Securities held as of June 30, 2007)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UNITED MICROELECTRONICS CORPORATION

				June 30, 2007
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Convertible bonds	TATUNG CORP.	—	Financial assets at fair value through profit or loss, current	402	$52,260	—	$52,260	None
Convertible bonds	CHANG WAH ELECTRONMATERIALS INC.	—	Financial assets at fair value through profit or loss, current	500	58,750	—	58,750	None
Stock	PROMOS TECHNOLOGIES INC.	—	Financial assets at fair value through profit or loss, current	471,400	6,505,320	7.67	6,505,320	None
Stock	L&K ENGINEERING CO., LTD.	—	Financial assets at fair value through profit or loss, current	1,683	101,664	0.99	101,664	None
Stock	MICRONAS SEMICONDUCTOR HOLDING AG	—	Financial assets at fair value through profit or loss, current	280	182,711	0.94	182,711	None
Stock	ACTION ELECTRONICS CO., LTD.	—	Financial assets at fair value through profit or loss, current	16,270	335,972	0.44	335,972	None
Stock	FIRICH ENTERPRISES CO.,LTD.	—	Financial assets at fair value through profit or loss, current	122	92,893	0.22	92,893	None
Stock	CHINA DEVELOPMENT FINANCIAL HOLDING CORP.	—	Financial assets at fair value through profit or loss, current	23,538	335,419	0.21	335,419	None
Stock	YANG MING MARINE TRANSPORT CORP.	—	Financial assets at fair value through profit or loss, current	3,254	82,980	0.14	82,980	None
Stock	SILICONWARE PRECISION INDUSTRIES CO., LTD.	—	Financial assets at fair value through profit or loss, current	708	49,389	0.03	49,389	None
Stock	UMC GROUP (USA)	Investee company	Long-term investments accounted for under the equity method	16,438	982,297	100.00	982,297	None
Stock	UNITED MICROELECTRONICS (EUROPE) B.V.	Investee company	Long-term investments accounted for under the equity method	9	295,851	100.00	288,237	None
Stock	UMC CAPITAL CORP.	Investee company	Long-term investments accounted for under the equity method	124,000	3,969,316	100.00	3,969,316	None
Stock	UNITED MICROELECTRONICS CORP. (SAMOA)	Investee company	Long-term investments accounted for under the equity method	280	5,246	100.00	5,246	None
Stock	UMCI LTD.	Investee company	Long-term investments accounted for under the equity method	880,006	98	100.00	98	None
Stock	TLC CAPITAL CO., LTD.	Investee company	Long-term investments accounted for under the equity method	600,000	8,328,633	100.00	8,328,633	None
Stock	FORTUNE VENTURE CAPITAL CORP.	Investee company	Long-term investments accounted for under the equity method	499,994	11,417,688	99.99	12,003,717	None
Stock	UNITED MICRODISPLAY OPTRONICS CORP.	Investee company	Long-term investments accounted for under the equity method	84,093	257,487	85.24	257,487	None

52

ATTACHMENT 3 (Securities held as of June 30, 2007)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UNITED MICROELECTRONICS CORPORATION

				June 30, 2007
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	UMC JAPAN	Investee company	Long-term investments accounted for under the equity method	496	$5,578,444	50.09	$2,634,102	None
Stock	PACIFIC VENTURE CAPITAL CO., LTD.	Investee company	Long-term investments accounted for under the equity method	30,000	127,379	49.99	142,144	None
Stock	MTIC HOLDINGS PTE LTD.	Investee company	Long-term investments accounted for under the equity method	4,000	78,805	49.94	78,805	None
Fund	MEGA MISSION LIMITED PARTNERSHIP	Investee company	Long-term investments accounted for under the equity method	—	2,551,817	45.00	2,551,817	None
Stock	UNITECH CAPITAL INC.	Investee company	Long-term investments accounted for under the equity method	21,000	1,122,669	42.00	1,122,669	None
Stock	NEXPOWER TECHNOLOGY CORP.	Investee company	Long-term investments accounted for under the equity method	29,330	295,176	36.66	299,098	None
Stock	HSUN CHIEH INVESTMENT CO., LTD.	Investee company	Long-term investments accounted for under the equity method	33,624	4,943,314	36.49	4,813,451	None
Stock	HOLTEK SEMICONDUCTOR INC.	Investee company	Long-term investments accounted for under the equity method	49,439	903,961	23.12	3,287,719	None
Stock	ITE TECH. INC.	Investee company	Long-term investments accounted for under the equity method	24,229	380,738	21.62	2,059,496	None
Stock	XGI TECHNOLOGY INC.	Investee company	Long-term investments accounted for under the equity method	5,868	40,619	16.44	40,619	None
Stock	AMIC TECHNOLOGY CORP.	Investee company	Long-term investments accounted for under the equity method	16,200	49,654	11.82	75,341	None
Stock	UNIMICRON TECHNOLOGY CORP.	—	Available-for-sale financial assets, noncurrent	202,367	10,199,274	19.89	10,199,274	None
Stock	FARADAY TECHNOLOGY CORP.	—	Available-for-sale financial assets, noncurrent	55,611	7,312,904	17.00	7,312,904	None
Stock	UNITED FU SHEN CHEN TECHNOLOGY CORP.	—	Available-for-sale financial assets, noncurrent	18,460	134,390	16.60	134,390	None
Stock	SILICON INTEGRATED SYSTEMS CORP.	The Company’s director	Available-for-sale financial assets, noncurrent	228,956	4,212,788	16.26	4,212,788	None
Stock	NOVATEK MICROELECTRONICS CORP.	—	Available-for-sale financial assets, noncurrent	60,073	10,332,490	11.53	10,332,490	None
Stock	C-COM CORP.	—	Available-for-sale financial assets, noncurrent	3,083	27,715	4.40	27,715	None
Stock	SPRINGSOFT, INC.	—	Available-for-sale financial assets, noncurrent	8,323	536,802	4.20	536,802	None

53

ATTACHMENT 3 (Securities held as of June 30, 2007)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UNITED MICROELECTRONICS CORPORATION

				June 30, 2007
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	CHIPBOND TECHNOLOGY CORP.	—	Available-for-sale financial assets, noncurrent	12,330	$580,114	4.15	$580,114	None
Stock	EPISTAR CORP.	—	Available-for-sale financial assets, noncurrent	18,969	2,551,289	3.61	2,551,289	None
Stock	KING YUAN ELECTRONICS CO., LTD.	—	Available-for-sale financial assets, noncurrent	35,008	983,723	3.21	983,723	None
Stock	BILLIONTON SYSTEMS INC.	—	Available-for-sale financial assets, noncurrent	2,048	29,079	2.63	29,079	None
Stock	MEDIATEK INC.	—	Available-for-sale financial assets, noncurrent	13,910	7,122,175	1.44	7,122,175	None
Stock	TOPOINT TECHNOLOGY CO., LTD.	—	Available-for-sale financial assets, noncurrent	841	73,142	1.07	73,142	None
Stock	MEGA FINANCIAL HOLDING COMPANY	—	Available-for-sale financial assets, noncurrent	95,577	2,126,584	0.86	2,126,584	None
Stock	AU OPTRONICS CORP.	—	Available-for-sale financial assets, noncurrent	3,650	204,406	0.05	204,406	None
Stock	HON HAI PRECISION INDUSTRY CO., LTD.	—	Available-for-sale financial assets, noncurrent	1,057	300,130	0.02	300,130	None
Stock	PIXTECH, INC.	—	Financial assets measured at cost, noncurrent	9,883	—	17.63	note	None
Stock	UNITED INDUSTRIAL GASES CO., LTD.	—	Financial assets measured at cost, noncurrent	13,185	146,250	7.80	note	None
Stock	INDUSTRIAL BANK OF TAIWAN CORP.	—	Financial assets measured at cost, noncurrent	118,303	1,139,196	4.95	note	None
Stock	SUBTRON TECHNOLOGY CO., LTD.	—	Financial assets measured at cost, noncurrent	13,593	210,110	4.68	note	None
Stock	TECO NANOTECH CO. LTD.	—	Financial assets measured at cost, noncurrent	9,001	—	3.73	note	None
Stock	SINO SWEARINGEN AIRCRAFT CORPORATION	—	Financial assets measured at cost, noncurrent	1,124	—	1.50	note	None
Stock	TAIWAN AEROSPACE CORP.	—	Financial assets measured at cost, noncurrent	903	—	0.17	note	None
Fund	PACIFIC TECHNOLOGY PARTNERS, L.P.	—	Financial assets measured at cost, noncurrent	—	197,183	—	N/A	None
Fund	PACIFIC UNITED TECHNOLOGY, L.P.	—	Financial assets measured at cost, noncurrent	—	161,154	—	N/A	None

54

ATTACHMENT 3 (Securities held as of June 30, 2007)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UNITED MICROELECTRONICS CORPORATION

				June 30, 2007
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock-Preferred stock	TAIWAN HIGH SPEED RAIL CORP.	—	Financial assets measured at cost, noncurrent	30,000	$300,000	—	N/A	None
Stock-Preferred stock	MTIC HOLDINGS PTE LTD.	—	Financial assets measured at cost, noncurrent	4,000	85,080	—	N/A	None
Stock-Preferred stock	TONBU, INC.	—	Financial assets measured at cost, noncurrent	938	—	—	N/A	None
Stock-Preferred stock	AETAS TECHNOLOGY INC.	—	Financial assets measured at cost, noncurrent	781	82,565	—	N/A	None
Fund	VIETNAM INFRASTRUCTURE LTD.	—	Prepayment for long-term investments	5,000	166,468	—	N/A	None
Stock-Preferred stock	AETAS TECHNOLOGY INC.	—	Prepayment for long-term investments	769	81,244	—	N/A	None

FORTUNE VENTURE CAPITAL CORP.

				June 30, 2007
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	UNITRUTH INVESTMENT CORP.	Investee company	Long-term investments accounted for under the equity method	80,000	$822,125	100.00	$822,125	None
Stock	ANOTO TAIWAN CORP.	Investee company	Long-term investments accounted for under the equity method	3,920	27,169	49.00	27,169	None
Stock-Preferred stock	AEVOE INTERNATIONAL LTD.	Investee company	Long-term investments accounted for under the equity method	2,500	9,256	44.33	9,256	None
Stock	UWAVE TECHNOLOGY CORP.	Investee company	Long-term investments accounted for under the equity method	10,186	—	44.29	7,185	None
Stock	UCA TECHNOLOGY INC.	Investee company	Long-term investments accounted for under the equity method	11,285	29,180	42.38	19,797	None
Stock	WALTOP INTERNATIONAL CORP.	Investee company	Long-term investments accounted for under the equity method	6,000	88,252	30.00	37,241	None
Stock	CRYSTAL MEDIA INC.	Investee company	Long-term investments accounted for under the equity method	4,493	37,910	25.15	37,910	None
Stock	SMEDIA TECHNOLOGY CORP.	Investee company	Long-term investments accounted for under the equity method	9,045	26,464	23.08	24,899	None
Stock	ALLIANCE OPTOTEK CORP.	Investee company	Long-term investments accounted for under the equity method	3,500	26,734	21.21	19,298	None

55

ATTACHMENT 3 (Securities held as of June 30, 2007)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

FORTUNE VENTURE CAPITAL CORP.

				June 30, 2007
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	AFA TECHNOLOGY, INC.	Investee company	Long-term investments accounted for under the equity method	6,713	$71,699	19.43	$59,677	None
Stock	HIGH POWER LIGHTING CORP.	Investee company	Long-term investments accounted for under the equity method	4,525	41,749	18.10	32,517	None
Stock	MOBILE DEVICES INC.	Investee company	Long-term investments accounted for under the equity method	5,713	20,885	17.36	17,851	None
Stock	AMIC TECHNOLOGY CORP.	Investee of UMC and Fortune	Long-term investments accounted for under the equity method	23,405	108,422	17.06	108,422	None
Stock	XGI TECHNOLOGY INC.	Investee of UMC and Fortune	Long-term investments accounted for under the equity method	4,208	23,823	11.81	29,114	None
Stock	PIXART IMAGING INC.	—	Available-for-sale financial assets, noncurrent	13,274	6,517,529	12.70	6,517,529	None
Stock	TOPOINT TECHNOLOGY CO., LTD.	—	Available-for-sale financial assets, noncurrent	1,530	133,106	1.95	133,106	None
Stock	AIMTRON TECHNOLOGY, INC.	—	Available-for-sale financial assets, noncurrent	684	50,067	1.56	50,067	None
Stock	EPISTAR CORP.	—	Available-for-sale financial assets, noncurrent	4,272	574,633	0.82	574,633	None
Stock	POWERTECH INDUSTRIAL CO., LTD.	—	Available-for-sale financial assets, noncurrent	543	48,506	0.59	48,506	None
Stock	C SUN MFG LTD.	—	Available-for-sale financial assets, noncurrent	527	13,305	0.41	13,305	None
Stock	CHIPBOND TECHNOLOGY CORP.	—	Available-for-sale financial assets, noncurrent	790	37,181	0.27	37,181	None
Stock	UNITED MICROELECTRONICS CORP.	Investor company	Available-for-sale financial assets, noncurrent	22,070	438,086	0.12	438,086	None
Stock	DAVICOM SEMICONDUCTOR, INC.	—	Financial assets measured at cost, noncurrent	13,017	132,614	19.83	Note	None
Stock	CLIENTRON CORP. (formerly BCOM ELECTRONICS INC.)	—	Financial assets measured at cost, noncurrent	17,675	176,797	19.64	Note	None
Stock	USBEST TECHNOLOGY INC.	—	Financial assets measured at cost, noncurrent	3,313	47,897	19.49	Note	None
Stock	STAR SEMICONDUCTOR CORP.	—	Financial assets measured at cost, noncurrent	3,838	35,174	18.64	Note	None
Stock	KUN YUAN TECHNOLOGY CO., LTD.	—	Financial assets measured at cost, noncurrent	7,650	76,500	16.63	Note	None

56

ATTACHMENT 3 (Securities held as of June 30, 2007)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

FORTUNE VENTURE CAPITAL CORP.

				June 30, 2007
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	HITOP COMMUNICATIONS CORP.	—	Financial assets measured at cost, noncurrent	4,340	$60,849	16.07	Note	None
Stock	U-MEDIA COMMUNICATIONS, INC.	—	Financial assets measured at cost, noncurrent	5,000	15,679	15.60	Note	None
Stock	LIGHTUNING TECH. INC.	—	Financial assets measured at cost, noncurrent	2,660	16,663	14.94	Note	None
Stock	UWIZ TECHNOLOGY CO., LTD.	—	Financial assets measured at cost, noncurrent	4,230	46,953	13.22	Note	None
Stock	CHIP ADVANCED TECHNOLOGY INC.	—	Financial assets measured at cost, noncurrent	3,140	22,886	12.99	Note	None
Stock	VASTVIEW TECHNOLOGY INC.	—	Financial assets measured at cost, noncurrent	3,360	11,458	11.59	Note	None
Stock	CION TECHNOLOGY CORP.	—	Financial assets measured at cost, noncurrent	2,268	21,600	11.08	Note	None
Stock	YAYATECH CO., LTD.	—	Financial assets measured at cost, noncurrent	1,080	36,180	10.80	Note	None
Stock	GOLDEN TECHNOLOGY VENTURE CAPITAL INVESTMENT CORP.	—	Financial assets measured at cost, noncurrent	4,234	41,216	10.67	Note	None
Stock	AMOD TECHNOLOGY CO., LTD.	—	Financial assets measured at cost, noncurrent	1,060	10,421	10.60	Note	None
Stock	EXOJET TECHNOLOGY CORP.	—	Financial assets measured at cost, noncurrent	2,300	23,000	10.57	Note	None
Stock	ADVANCE MATERIALS CORP.	—	Financial assets measured at cost, noncurrent	11,434	113,017	10.36	Note	None
Stock	EVERGLORY RESOURCE TECHNOLOGY CO., LTD.	—	Financial assets measured at cost, noncurrent	2,500	21,875	10.23	Note	None
Stock	NCTU SPRING I TECHNOLOGY VENTURE CAPITAL INVESTMENT CORP.	—	Financial assets measured at cost, noncurrent	4,284	27,160	10.06	Note	None
Stock	EXCELLENCE OPTOELECTRONICS INC.	—	Financial assets measured at cost, noncurrent	8,529	85,291	9.61	Note	None
Stock	CHANG-YU TECHNOLOGY CO., LTD.	—	Financial assets measured at cost, noncurrent	2,050	55,350	9.49	Note	None
Stock	ALLEN PRECISION INDUSTRIES CO., LTD.	—	Financial assets measured at cost, noncurrent	3,000	38,400	9.32	Note	None
Stock	BCOM ELECTRONICS INC.	—	Financial assets measured at cost, noncurrent	3,600	43,200	9.00	Note	None

57

ATTACHMENT 3 (Securities held as of June 30, 2007)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

FORTUNE VENTURE CAPITAL CORP.

				June 30, 2007
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	ANDES TECHNOLOGY CORP.	—	Financial assets measured at cost, noncurrent	5,000	$62,500	7.94	Note	None
Stock	CHINGIS TECHNOLOGY CORP.	—	Financial assets measured at cost, noncurrent	4,198	37,156	7.83	Note	None
Stock	JMICRON TECHNOLOGY CORP.	—	Financial assets measured at cost, noncurrent	2,660	47,880	7.71	Note	None
Stock	SHIN-ETSU HANDOTAI TAIWAN CO., LTD.	—	Financial assets measured at cost, noncurrent	10,500	105,000	7.00	Note	None
Stock	ACTI CORP.	—	Financial assets measured at cost, noncurrent	1,700	17,306	6.85	Note	None
Stock	RISELINK VENTURE CAPITAL CORP.	—	Financial assets measured at cost, noncurrent	8,000	76,640	6.67	Note	None
Stock	NCTU SPRING VENTURE CAPITAL CO., LTD.	—	Financial assets measured at cost, noncurrent	2,000	7,000	6.28	Note	None
Stock	SIMPAL ELECTRONICS CO., LTD.	—	Financial assets measured at cost, noncurrent	6,009	70,179	5.67	Note	None
Stock	COSMOS TECHNOLOGY VENTURE CAPITAL INVESTMENT CORP.	—	Financial assets measured at cost, noncurrent	1,742	15,964	5.03	Note	None
Stock	PARAWIN VENTURE CAPITAL CORP.	—	Financial assets measured at cost, noncurrent	5,000	41,900	5.00	Note	None
Stock	MEMOCOM CORP.	—	Financial assets measured at cost, noncurrent	2,450	16,391	4.90	Note	None
Stock	LUMITEK CORP.	—	Financial assets measured at cost, noncurrent	1,750	32,000	4.86	Note	None
Stock	EE SOLUTIONS, INC.	—	Financial assets measured at cost, noncurrent	1,300	22,178	4.85	Note	None
Stock	TRENDCHIP TECHNOLOGIES CORP.	—	Financial assets measured at cost, noncurrent	1,249	15,086	4.72	Note	None
Stock	GIGA SOLUTION TECH. CO., LTD.	—	Financial assets measured at cost, noncurrent	3,930	26,742	4.65	Note	None
Stock	BEYOND INNOVATION TECHNOLOGY CO., LTD.	—	Financial assets measured at cost, noncurrent	1,183	14,165	4.11	Note	None
Stock	WAVEPLUS TECHNOLOGY CO., LTD.	—	Financial assets measured at cost, noncurrent	4	—	4.00	Note	None
Stock	IBT VENTURE CORP.	—	Financial assets measured at cost, noncurrent	4,569	45,685	3.81	Note	None

58

ATTACHMENT 3 (Securities held as of June 30, 2007)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

FORTUNE VENTURE CAPITAL CORP.

				June 30, 2007
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	SUBTRON TECHNOLOGY CO., LTD.	—	Financial assets measured at cost, noncurrent	10,993	$132,634	3.78	Note	None
Stock	HIGH POWER OPTOELECTRONICS, INC.	—	Financial assets measured at cost, noncurrent	1,500	15,000	3.75	Note	None
Stock	ANIMATION TECHNOLOGIES INC.	—	Financial assets measured at cost, noncurrent	1,480	22,200	3.16	Note	None
Stock	SUPERALLOY INDUSTRIAL CO., LTD.	—	Financial assets measured at cost, noncurrent	5,000	225,000	3.08	Note	None
Stock	PRINTECH INTERNATIONAL INC.	—	Financial assets measured at cost, noncurrent	540	2,457	2.69	Note	None
Stock	SHENG-HUA VENTURE CAPITAL CORP.	—	Financial assets measured at cost, noncurrent	750	4,950	2.50	Note	None
Stock	CHIPSENCE CORP.	—	Financial assets measured at cost, noncurrent	1,313	9,739	2.03	Note	None
Stock	ADVANCED CHIP ENGINEERING TECHNOLOGY INC.	—	Financial assets measured at cost, noncurrent	2,290	24,419	1.84	Note	None
Stock	TAIMIDE TECHNOLOGY INC.	—	Financial assets measured at cost, noncurrent	1,500	16,095	1.70	Note	None
Stock	RALINK TECHNOLOGY CORP.	—	Financial assets measured at cost, noncurrent	1,323	14,828	1.59	Note	None
Stock	FORTUNE SEMICONDUCTOR CORP.	—	Financial assets measured at cost, noncurrent	500	8,288	1.32	Note	None
Fund	CRYSTAL INTERNET VENTURE FUND II(BVI), L.P.	—	Financial assets measured at cost, noncurrent	—	9,342	1.09	N/A	None
Stock	ARCADIA DESIGN SYSTEMS (TAIWAN), INC.	—	Financial assets measured at cost, noncurrent	162	—	0.83	Note	None
Fund	IGLOBE PARTNERS FUND, L.P.	—	Financial assets measured at cost, noncurrent	—	39,051	—	N/A	None
Stock-Preferred stock	AURORA SYSTEMS, INC.	—	Financial assets measured at cost, noncurrent	5,133	59,317	—	N/A	None
Stock-Preferred stock	ALPHA & OMEGA SEMICONDUCTOR LTD.	—	Financial assets measured at cost, noncurrent	1,500	46,313	—	N/A	None

59

ATTACHMENT 3 (Securities held as of June 30, 2007)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

TLC CAPITAL CO., LTD.

				June 30, 2007
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Fund	FGIT GLOBAL REALTY & INFRASTRUCTURE FUND	—	Financial assets at fair value through profit or loss, current	500	$4,900	—	$4,900	None
Stock	Y.S. FINANCIAL ADVISORY CO., LTD.	Investee company	Long-term investments accounted for under the equity method	7,000	70,000	48.95	70,063	None
Stock	YUNG LI INVESTMENTS, INC.	Investee company	Long-term investments accounted for under the equity method	0.20	202,724	37.04	202,724	None
Stock	SMEDIA TECHNOLOGY CORP.	Investee company	Long-term investments accounted for under the equity method	7,084	90,556	18.08	19,502	None
Stock	RECHI PRECISION CO., LTD.	—	Available-for-sale financial assets, noncurrent	20,163	332,697	5.82	332,697	None
Stock	TOPOINT TECHNOLOGY CO., LTD.	—	Available-for-sale financial assets, noncurrent	4,191	364,607	5.33	364,607	None
Stock	SERCOMM CORP.	—	Available-for-sale financial assets, noncurrent	5,841	258,777	4.22	258,777	None
Stock	HORIZON SECURITIES CO., LTD.	—	Available-for-sale financial assets, noncurrent	16,858	158,297	3.92	158,297	None
Stock	SIMPLO TECHNOLOGY CO., LTD.	—	Available-for-sale financial assets, noncurrent	5,000	940,000	3.33	940,000	None
Stock	MITAC TECHNOLOGY CORP.	—	Available-for-sale financial assets, noncurrent	6,000	234,000	1.85	234,000	None
Stock	POWERTECH INDUSTRIAL CO., LTD.	—	Available-for-sale financial assets, noncurrent	1,682	150,177	1.84	150,177	None
Stock	EPISTAR CORP.	—	Available-for-sale financial assets, noncurrent	9,261	1,245,596	1.77	1,245,596	None
Stock	FORMOSA EPITAXY INC.	—	Available-for-sale financial assets, noncurrent	2,509	80,790	1.34	80,790	None
Stock	CORETRONIC CORP.	—	Available-for-sale financial assets, noncurrent	6,007	342,407	0.90	342,407	None
Stock	ORIENT SEMICONDUCTOR ELECTRONICS, LTD.	—	Available-for-sale financial assets, noncurrent	9,264	120,432	0.88	120,432	None
Stock	CYNTEC CO., LTD.	—	Available-for-sale financial assets, noncurrent	1,217	82,999	0.75	82,999	None
Stock	INPAQ TECHNOLOGY CO., LTD.	—	Available-for-sale financial assets, noncurrent	500	32,000	0.74	32,000	None

60

ATTACHMENT 3 (Securities held as of June 30, 2007)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

TLC CAPITAL CO., LTD.

				June 30, 2007
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	GIANT MANUFACTURING CO., LTD.	—	Available-for-sale financial assets, noncurrent	1,770	$106,731	0.63	$106,731	None
Stock	TATUNG CORP.	—	Available-for-sale financial assets, noncurrent	26,152	384,434	0.59	384,434	None
Stock	HUNG SHENG CONSTRUCTION LTD.	—	Available-for-sale financial assets, noncurrent	3,300	86,295	0.59	86,295	None
Stock	K.S. TERMINALS INC.	—	Available-for-sale financial assets, noncurrent	501	19,289	0.47	19,289	None
Stock	TRIDENT MICROSYSTEMS, INC.	—	Available-for-sale financial assets, noncurrent	250	150,516	0.44	150,516	None
Stock	OPTO TECH CORP.	—	Available-for-sale financial assets, noncurrent	3,000	83,700	0.38	83,700	None
Stock	WINTEK CORP.	—	Available-for-sale financial assets, noncurrent	2,957	104,973	0.28	104,973	None
Stock	SYSTEX CORP.	—	Available-for-sale financial assets, noncurrent	800	32,960	0.25	32,960	None
Stock	YEH-CHIANG TECHNOLOGY CORP.	—	Available-for-sale financial assets, noncurrent	300	13,500	0.21	13,500	None
Stock	SHIHLIN ELECTRIC & ENGINEERING CORP.	—	Available-for-sale financial assets, noncurrent	950	32,300	0.18	32,300	None
Stock	ELAN MICROELECTRONICS CORP.	—	Available-for-sale financial assets, noncurrent	650	42,120	0.18	42,120	None
Stock	TAIWAN FERTILIZER CO., LTD.	—	Available-for-sale financial assets, noncurrent	1,600	110,400	0.16	110,400	None
Stock	PHISON ELECTRONICS CORP.	—	Available-for-sale financial assets, noncurrent	100	43,300	0.14	43,300	None
Stock	MITAC INTERNATIONAL CORP.	—	Available-for-sale financial assets, noncurrent	1,500	62,550	0.12	62,550	None
Stock	CHINA EVERBRIGHT INTERNATIONAL LTD.	—	Available-for-sale financial assets, noncurrent	3,091	40,392	0.10	40,392	None
Stock	TUNG HO STEEL ENTERPRISE CORP.	—	Available-for-sale financial assets, noncurrent	900	34,650	0.10	34,650	None

61

ATTACHMENT 3 (Securities held as of June 30, 2007)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

TLC CAPITAL CO., LTD.

				June 30, 2007
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	ADVANCED SEMICONDUCTOR ENGINEERING, INC.	—	Available-for-sale financial assets, noncurrent	3,700	$165,575	0.08	$165,575	None
Stock	YULON MOTOR CO., LTD.	—	Available-for-sale financial assets, noncurrent	1,000	40,500	0.07	40,500	None
Stock	CHINA METAL PRODUCTS CO., LTD.	—	Available-for-sale financial assets, noncurrent	150	8,295	0.07	8,295	None
Stock	NANTEX INDUSTRY.CO.,LTD.	—	Available-for-sale financial assets, noncurrent	150	4,425	0.06	4,425	None
Stock	CHINA DEVELOPMENT FINANCIAL HOLDING CORP.	—	Available-for-sale financial assets, noncurrent	3,741	53,306	0.03	53,306	None
Stock	HANNSTAR DISPLAY CORP.	—	Available-for-sale financial assets, noncurrent	2,100	17,073	0.03	17,073	None
Stock	FAR EASTERN INTERNATIONAL BANK	—	Available-for-sale financial assets, noncurrent	500	7,500	0.03	7,500	None
Stock	SHIN KONG FINANCIAL HOLDING CO., LTD.	—	Available-for-sale financial assets, noncurrent	1,250	47,812	0.03	47,812	None
Stock	CHINATRUST FINANCIAL HOLDING CO., LTD.	—	Available-for-sale financial assets, noncurrent	1,600	40,960	0.02	40,960	None
Stock	INFINEON TECHNOLOGIES AG MUEN ADR	—	Available-for-sale financial assets, noncurrent	120	65,082	0.02	65,082	None
Stock	TA CHONG BANK LTD.	—	Available-for-sale financial assets, noncurrent	100	1,095	0.01	1,095	None
Stock	CATHAY FINANCIAL HOLDING CO., LTD.	—	Available-for-sale financial assets, noncurrent	750	58,875	0.01	58,875	None
Stock	ASIA PACIFIC MICROSYSTEMS, INC.	—	Financial assets measured at cost, noncurrent	10,000	100,000	8.40	Note	None
Stock	SUPERALLOY INDUSTRIAL CO., LTD.	—	Financial assets measured at cost, noncurrent	10,650	479,250	6.55	Note	None

62

ATTACHMENT 3 (Securities held as of June 30, 2007)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UNITRUTH INVESTMENT CORP.

				June 30, 2007
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	WALTOP INTERNATIONAL CORP.	Investee company	Long-term investments accounted for under the equity method	2,000	$29,417	10.00	$12,414	None
Stock	CRYSTAL MEDIA INC.	Investee company	Long-term investments accounted for under the equity method	1,587	13,390	8.88	13,390	None
Stock	ALLIANCE OPTOTEK CORP.	Investee company	Long-term investments accounted for under the equity method	1,300	9,930	7.88	7,168	None
Stock	SMEDIA TECHNOLOGY CORP.	Investee company	Long-term investments accounted for under the equity method	2,570	13,943	6.56	7,074	None
Stock	UCA TECHNOLOGY INC.	Investee company	Long-term investments accounted for under the equity method	1,585	5,999	5.95	2,781	None
Stock	HIGH POWER LIGHTING CORP.	Investee company	Long-term investments accounted for under the equity method	1,225	11,302	4.90	8,803	None
Stock	UWAVE TECHNOLOGY CORP.	Investee company	Long-term investments accounted for under the equity method	1,000	—	4.35	705	None
Stock	MOBILE DEVICES INC.	Investee company	Long-term investments accounted for under the equity method	1,250	3,906	3.80	3,906	None
Stock	XGI TECHNOLOGY INC.	Investee of UMC and Fortune	Long-term investments accounted for under the equity method	1,179	8,158	3.31	8,158	None
Stock	AFA TECHNOLOGY, INC.	Investee company	Long-term investments accounted for under the equity method	1,000	8,890	2.89	8,890	None
Stock	TOPOINT TECHNOLOGY CO., LTD.	—	Available-for-sale financial assets, noncurrent	840	73,141	1.07	73,141	None
Stock	POWERTECH INDUSTRIAL CO., LTD.	—	Available-for-sale financial assets, noncurrent	634	56,591	0.69	56,591	None
Stock	AMOD TECHNOLOGY CO., LTD.	—	Financial assets measured at cost, noncurrent	930	7,920	9.30	Note	None
Stock	EXCELLENCE OPTOELECTRONICS INC.	—	Financial assets measured at cost, noncurrent	6,374	63,739	7.18	Note	None
Stock-Preferred stock	ALLEN PRECISION INDUSTRIES CO., LTD.	—	Financial assets measured at cost, noncurrent	2,000	20,000	6.21	N/A	None
Stock	VASTVIEW TECHNOLOGY INC.	—	Financial assets measured at cost, noncurrent	1,748	25,850	6.03	Note	None
Stock	CHIP ADVANCED TECHNOLOGY INC.	—	Financial assets measured at cost, noncurrent	1,386	3,059	5.73	Note	None
Stock	ADVANCE MATERIALS CORP.	—	Financial assets measured at cost, noncurrent	5,637	62,427	5.11	Note	None

63

ATTACHMENT 3 (Securities held as of June 30, 2007)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UNITRUTH INVESTMENT CORP.

				June 30, 2007
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	EVERGLORY RESOURCE TECHNOLOGY CO., LTD.	—	Financial assets measured at cost, noncurrent	1,200	$10,500	4.91	Note	None
Stock	YAYATECH CO., LTD.	—	Financial assets measured at cost, noncurrent	490	16,415	4.90	Note	None
Stock	EE SOLUTIONS, INC.	—	Financial assets measured at cost, noncurrent	1,300	14,755	4.85	Note	None
Stock	LIGHTUNING TECH. INC.	—	Financial assets measured at cost, noncurrent	840	5,262	4.72	Note	None
Stock	CHINGIS TECHNOLOGY CORP.	—	Financial assets measured at cost, noncurrent	2,518	31,218	4.70	Note	None
Stock	UWIZ TECHNOLOGY CO., LTD.	—	Financial assets measured at cost, noncurrent	1,470	16,317	4.59	Note	None
Stock	TRENDCHIP TECHNOLOGIES CORP.	—	Financial assets measured at cost, noncurrent	1,138	13,747	4.30	Note	None
Stock	EXOJET TECHNOLOGY CORP.	—	Financial assets measured at cost, noncurrent	850	8,500	3.91	Note	None
Stock	U-MEDIA COMMUNICATIONS, INC.	—	Financial assets measured at cost, noncurrent	1,250	3,920	3.90	Note	None
Stock	JMICRON TECHNOLOGY CORP.	—	Financial assets measured at cost, noncurrent	1,340	8,844	3.88	Note	None
Stock	BCOM ELECTRONICS INC.	—	Financial assets measured at cost, noncurrent	1,495	17,941	3.74	Note	None
Stock	ACTI CORP.	—	Financial assets measured at cost, noncurrent	740	11,100	2.98	Note	None
Stock	MEMOCOM CORP.	—	Financial assets measured at cost, noncurrent	1,390	9,302	2.78	Note	None
Stock	PRINTECH INTERNATIONAL INC.	—	Financial assets measured at cost, noncurrent	540	2,457	2.69	Note	None
Stock	LUMITEK CORP.	—	Financial assets measured at cost, noncurrent	750	13,714	2.08	Note	None
Stock	RALINK TECHNOLOGY CORP.	—	Financial assets measured at cost, noncurrent	1,300	14,570	1.56	Note	None
Stock	FORTUNE SEMICONDUCTOR CORP.	—	Financial assets measured at cost, noncurrent	533	6,947	1.41	Note	None

64

ATTACHMENT 3 (Securities held as of June 30, 2007)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UNITRUTH INVESTMENT CORP.

				June 30, 2007
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/shares (thousand)	Book value		Percentage of ownership (%)	Market value/ Net assets value		Shares as collateral (thousand)
Stock	CHANG-YU TECHNOLOGY CO., LTD.	—	Financial assets measured at cost, noncurrent	300		$8,100	1.39		Note	None
Stock	GIGA SOLUTION TECH. CO., LTD.	—	Financial assets measured at cost, noncurrent	1,131		7,698	1.34		Note	None
Stock	STAR SEMICONDUCTOR CORP.	—	Financial assets measured at cost, noncurrent	260		2,193	1.26		Note	None
Stock	HIGH POWER OPTOELECTRONICS, INC.	—	Financial assets measured at cost, noncurrent	500		5,000	1.25		Note	None
Stock	CHIPSENCE CORP.	—	Financial assets measured at cost, noncurrent	682		5,064	1.05		Note	None
Stock	SUPERALLOY INDUSTRIAL CO., LTD.	—	Financial assets measured at cost, noncurrent	1,600		72,000	0.98		Note	None

UMC CAPITAL CORP.

				June 30, 2007
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/shares (thousand)	Book value		Percentage of ownership (%)	Market value/ Net assets value		Shares as collateral (thousand)
Stock	UMC CAPITAL (USA)	Investee company	Long-term investments accounted for under the equity method	200	USD	343	100.00	USD	343	None
Stock	ECP VITA LTD.	Investee company	Long-term investments accounted for under the equity method	1,000	USD	1,733	100.00	USD	1,733	None
Stock-Preferred stock	ACHIEVE MADE INTERNATIONAL LTD.	Investee company	Long-term investments accounted for under the equity method	508	USD	781	43.29	USD	247	None
Fund	UC FUND II	Investee company	Long-term investments accounted for under the equity method	5,000	USD	7,684	35.45	USD	7,684	None
Stock-Preferred stock	PARADE TECHNOLOGIES, LTD.	Investee company	Long-term investments accounted for under the equity method	3,125	USD	1,459	23.30	USD	556	None
Stock	SPREADTRUM COMMUNICATIONS, INC.	—	Available-for-sale financial assets, noncurrent	550	USD	7,984	0.44	USD	7,984	None
Stock	PATENTOP, LTD.	—	Financial assets measured at cost, noncurrent	720		—	18.00		Note	None
Stock	CIPHERMAX, INC. (formerly MAXXAN SYSTEMS, INC.)	—	Financial assets measured at cost, noncurrent	95	USD	1,281	—		Note	None
Stock-Preferred stock	AICENT, INC.	—	Financial assets measured at cost, noncurrent	2,000	USD	1,000	—		N/A	None

65

ATTACHMENT 3 (Securities held as of June 30, 2007)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UMC CAPITAL CORP.

				June 30, 2007
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/shares (thousand)	Book value		Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	SILICON 7, INC.	—	Financial assets measured at cost, noncurrent	1,866	USD	2,000	—	Note	None
Stock-Preferred stock	GCT SEMICONDUCTOR, INC.	—	Financial assets measured at cost, noncurrent	1,571	USD	1,000	—	N/A	None
Stock-Preferred stock	INTELLON CORP.	—	Financial assets measured at cost, noncurrent	5,481	USD	4,653	—	N/A	None
Stock-Preferred stock	FORTEMEDIA, INC.	—	Financial assets measured at cost, noncurrent	11,233	USD	4,928	—	N/A	None
Stock	MAGNACHIP SEMICONDUCTOR LLC	—	Financial assets measured at cost, noncurrent	31	USD	1,094	—	Note	None
Stock-Preferred stock	MAXLINEAR, INC.	—	Financial assets measured at cost, noncurrent	2,070	USD	4,052	—	N/A	None
Stock-Preferred stock	SMART VANGUARD LTD.	—	Financial assets measured at cost, noncurrent	5,750	USD	6,500	—	N/A	None
Stock-Preferred stock	WISAIR, INC.	—	Financial assets measured at cost, noncurrent	153	USD	1,596	—	N/A	None
Stock-Preferred stock	AMALFI SEMICONDUCTOR, INC.	—	Financial assets measured at cost, noncurrent	1,471	USD	1,500	—	N/A	None
Stock-Preferred stock	DIBCOM, INC.	—	Financial assets measured at cost, noncurrent	10	USD	1,186	—	N/A	None
Stock-Preferred stock	EAST VISION TECHNOLOGY LTD.	—	Financial assets measured at cost, noncurrent	2,770	USD	4,820	—	N/A	None
Stock-Preferred stock	ALPHA & OMEGA SEMICONDUCTOR LTD.	—	Financial assets measured at cost, noncurrent	1,500	USD	3,375	—	N/A	None
Stock-Preferred stock	AURORA SYSTEMS, INC.	—	Financial assets measured at cost, noncurrent	550	USD	242	—	N/A	None
Stock-Preferred stock	VERIPRECISE TECHNOLOGY, INC.	—	Financial assets measured at cost, noncurrent	4,000	USD	4,000	—	N/A	None
Stock-Preferred stock	PACTRUST COMMUNICATION, INC.	—	Financial assets measured at cost, noncurrent	4,850	USD	4,850	—	N/A	None
Stock-Preferred stock	LUMINUS DEVICES, INC.	—	Financial assets measured at cost, noncurrent	477	USD	3,000	—	N/A	None

66

ATTACHMENT 3 (Securities held as of June 30, 2007)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UMC CAPITAL CORP.

				June 30, 2007
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/shares (thousand)	Book value		Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock-Preferred stock	REALLUSION HOLDING INC.	—	Financial assets measured at cost, noncurrent	1,800	USD	555	—	N/A	None
Stock-Preferred stock	FORCE10 NETWORKS, INC.	—	Financial assets measured at cost, noncurrent	4,373	USD	4,500	—	N/A	None
Stock-Preferred stock	QSECURE, INC.	—	Financial assets measured at cost, noncurrent	12,422	USD	3,000	—	N/A	None
Stock-Preferred stock	VISAGE MOBILE INC.	—	Financial assets measured at cost, noncurrent	5,099	USD	2,000	—	N/A	None
Fund	VENGLOBAL CAPITAL FUND III, L.P.	—	Financial assets measured at cost, noncurrent	—	USD	712	—	N/A	None
Fund	TRANSLINK CAPITAL PARTNERS I L.P.	—	Financial assets measured at cost, noncurrent	—	USD	560	—	N/A	None
Stock	KOTURA, INC.	—	Financial assets measured at cost, noncurrent	0.59		—	—	Note	None
Stock-Preferred stock	ZYLOGIC SEMICONDUCTOR CORP.	—	Financial assets measured at cost, noncurrent	750		—	—	N/A	None

Note : The net assets values for unlisted investees classified as “Financial assets measured at cost, noncurrent” were not available as of June 30, 2007.

67

ATTACHMENT 4 (Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the six-month period ended June 30, 2007)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UNITED MICROELECTRONICS CORPORATION

					Beginning balance		Addition		Disposal				Ending balance
Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)	Units (thousand)/ bonds/ shares (thousand)	Amount	Units (thousand)/ bonds/ shares (thousand)	Amount	Cost (Note 2)	Gain (Loss) from disposal (Note 3)	Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)
Convertible bonds	EDOM TECHNOLOGY CO., LTD.	Financial assets at fair value through profit or loss, current	EDOM TECHNOLOGY CO., LTD.	—	60	$193,910	—	$—	60	$197,760	$201,990	$(4,230)	—	$—
Stock	SILICONWARE PRECISION INDUSTRIES CO., LTD.	Financial assets at fair value through profit or loss, current	Open market	—	5,395	276,202	—	—	4,687	285,236	185,407	99,829	708	49,389
Stock	EPITECH TECHNOLOGY CORP.	Available-for-sale financial assets, noncurrent	Note 4	—	37,221	1,155,725	—	—	37,221	1,313,916 (Note 4)	794,117	519,799	—	—
Stock	EPISTAR CORP.	Available-for-sale financial assets, noncurrent	Note 4	—	—	—	18,969 (Note 5)	2,106,684 (Note 5)	—	—	—	—	18,969	2,551,289
Stock	MEDIATEK INC.	Available-for-sale financial assets, noncurrent	Open market	—	14,979	5,048,091	—	—	1,069	392,332	11,057	380,561 (Note 6)	13,910	7,122,175
Stock	AU OPTRONICS CORP.	Available-for-sale financial assets, noncurrent	Open market	—	78,266	3,545,441	—	—	74,616	3,671,116	895,055	2,782,317 (Note 7)	3,650	204,406
Stock	HIGHLINK TECHNOLOGY CORP.	Long-term investments accounted for under the equity method	Note 4	—	28,500	225,624	—	—	28,500	593,318 (Note 4)	175,810	417,625 (Note 8)	—	—
Stock	HOLTEK SEMICONDUCTOR INC.	Long-term investments accounted for under the equity method	Open market	—	51,939	878,747	—	—	2,500	166,226	47,810	118,416	49,439	903,961
Stock	NEXPOWER TECHNOLOGY CORP.	Long-term investments accounted for under the equity method	Proceeds from new issues	—	—	—	29,680	296,800	350	3,675	3,515	160	29,330	295,176
Stock	UNITED MICRODISPLAY OPTRONICS CORP.	Long-term investments accounted for under the equity method	Proceeds from new issues	—	64,313	167,217	19,780	197,798	—	—	—	—	84,093	257,487
Stock-Preferred stock	AETAS TECHNOLOGY INC.	Prepayment for long-term investments	AETAS TECHNOLOGY INC.	—	—	—	1,550	163,809	781 (Note 9)	—	82,565 (Note 9)	—	769	81,244

68

Fund	VIETNAM INFRASTRUCTURE LTD.	Prepayment for long-term investments	VIETNAM INFRASTRUCTURE LTD.	—	—	—	—	166,468	—	—	—	—	—	166,468

69

ATTACHMENT 4 (Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the six-month period ended June 30, 2007)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UNITED MICROELECTRONICS CORPORATION

					Beginning balance		Addition		Disposal				Ending balance
Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Units (thousand)/ bonds/shares (thousand)	Amount (Note 1)	Units (thousand)/ bonds/shares (thousand)	Amount	Units (thousand)/ bonds/shares (thousand)	Amount	Cost (Note 2)	Gain (Loss) from disposal (Note 3)	Units (thousand)/ bonds/shares (thousand)	Amount (Note 1)

Note 1:	The amounts of beginning and ending balances of financial assets at fair value through profit or loss and available for sale are recorded at the prevailing market prices.
Note 2:	The disposal cost represents historical cost.
Note 3:

Gain/Loss from disposal includes realized exchange gain/loss to which the ROC SFAS No. 34, “Financial Instruments: Recognition and Measurement”, is applied.

As for the gain/loss from disposal of financial assets at fair value through profit/loss transfers to gain/loss on the valuation of financial assets.

Note 4:	On March 1, 2007, EPITECH TECHNOLOGY CORP. and HIGHLINK TECHNOLOGY CORP. merged into EPISTAR CORP.
Note 5:	The addition includes shares exchanged of 12,085 thousand shares of EPITECH TECHNOLOGY CORP. (amounted to NT$1,313,916 thousand), 5,182 thousand shares of HIGHLINK TECHNOLOGY CORP. (NT$593,318 thousand) and 1,702 thousand shares acquired in open market (amounted to NT$199,450 thousand).
Note 6:	The gain on disposal includes additional paid-in capital adjustments of NT$(714) thousand.
Note 7:	The gain on disposal includes additional paid-in capital adjustments of NT$6,113 thousand and cumulative translation adjustments of NT$143 thousand.
Note 8:	The gain on disposal includes additional paid-in capital adjustments of NT$117 thousand.
Note 9:	Prepayment for long term investment converted to financial assets measured at cost.

FORTUNE VENTURE CAPITAL CORP.

					Beginning balance		Addition		Disposal				Ending balance
Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Units (thousand)/ bonds/shares (thousand)	Amount (Note 1)	Units (thousand)/ bonds/shares (thousand)	Amount	Units (thousand)/ bonds/shares (thousand)	Amount	Cost	Gain (Loss) from disposal	Units (thousand)/ bonds/shares (thousand)	Amount (Note 1)
Stock	EPITECH TECHNOLOGY CORP.	Available-for-sale financial assets, noncurrent	Note 2	—	13,128	$407,627	—	$—	13,128	$463,421	$300,613	$162,808	—	$—
Stock	EPISTAR CORP.	Available-for-sale financial assets, noncurrent	Note 2	—	—	—	4,272 (Note 3)	464,566 (Note 3)	—	—	—	—	4,272	574,633

Note 1:	The amounts of beginning and ending balances of available-for-sale financial assets are recorded at the prevailing market prices.
Note 2:	On March 1, 2007, EPITECH TECHNOLOGY CORP. and HIGHLINK TECHNOLOGY CORP. merged into EPISTAR CORP.
Note 3:	The addition included shares exchanged of 4,262 thousand shares of EPITECH TECHNOLOGY CORP. (amounted to NT$463,421 thousand) and 10 thousand shares of HIGHLINK TECHNOLOGY CORP. (NT$1,145 thousand).

70

ATTACHMENT 4 (Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the six-month period ended June 30, 2007)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

TLC CAPITAL CO., LTD.

					Beginning balance		Addition		Disposal				Ending balance
Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)	Units (thousand)/ bonds/ shares (thousand)	Amount	Units (thousand)/ bonds/ shares (thousand)	Amount	Cost	Gain (Loss) from disposal	Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)
Convertible bonds	EPISTAR CORP.	Financial assets at fair value through profit or loss, noncurrent	Note 2/ EPISTAR CORP.	—	—	$—	2,500	$317,500	2,500	$332,792 (Note 3)	$317,500	$15,292	—	$—
Convertible bonds	EPITECH TECHNOLOGY CORP.	Financial assets at fair value through profit or loss, noncurrent	Note 2	—	2,500	293,250	—	—	2,500	317,500	250,000	67,500	—	—
Stock	ADVANCED SEMICONDUCTOR ENGINEERING, INC.	Available-for-sale financial assets, noncurrent	Open market	—	—	—	3,700	141,090	—	—	—	—	3,700	165,575
Stock	AVERMEDIA TECHNOLOGIES, INC.	Available-for-sale financial assets, noncurrent	Open market	—	4,085	163,196	—	—	4,085	165,586	146,474	19,112	—	—
Stock	EPISTAR CORP.	Available-for-sale financial assets, noncurrent	Note 2/ EPISTAR CORP.	—	—	—	9,261 (Note 4)	1,063,847 (Note 4)	—	—	—	—	9,261	1,245,596
Stock	EPITECH TECHNOLOGY CORP.	Available-for-sale financial assets, noncurrent	Note 2	—	10,413	323,324	—	—	10,413	367,579	298,327	69,252	—	—
Stock	TOPOINT TECHNOLOGY CO., LTD.	Available-for-sale financial assets, noncurrent	Open market	—	5,430	395,317	841	67,929 (Note 5)	2,080	154,922	113,063	41,859	4,191	364,607
Stock	MITAC TECHNOLOGY CORP.	Available-for-sale financial assets, noncurrent	Open market	—	—	—	6,000	168,866	—	—	—	—	6,000	234,000
Stock	GIANT MANUFACTURING CO., LTD.	Available-for-sale financial assets, noncurrent	Open market	—	—	—	1,770	105,435	—	—	—	—	1,770	106,731
Stock	TATUNG CORP.	Available-for-sale financial assets, noncurrent	Open market	—	38,152	557,019	—	—	12,000	175,971	147,694	28,277	26,152	384,434

71

ATTACHMENT 4 (Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the six-month period ended June 30, 2007)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

TLC CAPITAL CO., LTD.

					Beginning balance		Addition		Disposal				Ending balance
Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)	Units (thousand)/ bonds/ shares (thousand)	Amount	Units (thousand)/ bonds/ shares (thousand)	Amount	Cost	Gain (Loss) from disposal	Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)
Stock	TRIDENT MICROSYSTEMS, INC.	Available-for-sale financial assets, noncurrent	Open market	—	—	$—	250	$164,588	—	$—	$—	$—	250	$150,516
Stock	WINTEK CORP.	Available-for-sale financial assets, noncurrent	Open market	—	—	—	3,957	122,472	1,000	34,311	30,698	3,613	2,957	104,973
Stock	CHINA DEVELOPMENT FINANCIAL HOLDING CORP.	Available-for-sale financial assets, noncurrent	Open market	—	23,596	353,936	—	—	19,855	276,938	242,724	34,214	3,741	53,306
Stock	HIGHLINK TECHNOLOGY CORP.	Long-term investments accounted for under the equity method	Note 2	—	17,460	134,999	—	—	17,460	363,476	134,999	231,019 (Note 6)	—	—

Note 1:	The amounts of beginning and ending balances of financial assets at fair value through profit or loss and available for sale are recorded at the prevailing market prices.
Note 2:	On March 1, 2007, EPITECH TECHNOLOGY CORP. and HIGHLINK TECHNOLOGY CORP. merged into EPISTAR CORP.
Note 3:	Exercise of conversion rights of EPISTAR CORP’s convertible bonds to obtain 2,706 thousand shares of EPISTAR stock.
Note 4:	The addition included shares exchanged of 3,381 thousand shares of EPITECH TECHNOLOGY CORP.(amounted to NT$367,579 thousand) , 3,174 thousand shares of HIGHLINK TECHNOLOGY CORP.(NT$363,476 thousand) and conversion of 2,706 thousand shares of EPISTAR CORP.(amounted to NT$ 332,792 thousand)
Note 5:	Exercise of conversion rights of the company’s convertible bond classified as “Financial asset at fair value through profit or loss” on the balance sheet.
Note 6:	The gain on disposal includes long-term additional paid-in capital adjustments of NT$2,542 thousand due to proportionate changes in shareholding.

72

ATTACHMENT 5 (Acquisition of individual real estate with amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the six-month period ended June 30, 2007)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UNITED MICROELECTRONICS CORPORATION

						Where counter-party is a related party, details of prior transactions
Name of properties	Transaction date	Transaction amount	Payment status	Counter-party	Relationship	Former holder of property	Relationship between former holder and acquirer of property	Date of transaction	Transaction amount	Price reference	Date of acquisition and status of utilization	Other commitments

R&D Center in Tainan Science Park	2007.6.22	$725,000	90% fullfilled	Yih Shin Construction Co, Ltd.	Third Party	N/A	N/A	N/A	N/A	cost	2007.6.22 /In use

73

ATTACHMENT 6 (Disposal of individual real estate with amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the six-month period ended June 30, 2007)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UNITED MICROELECTRONICS CORPORATION

Names of properties	Transaction date	Date of original acquisition	Book value	Transaction amount	Status of proceeds collection	Gain (Loss) from disposal	Counter-party	Relationship	Reason of disposal	Price reference	Other commitments
None

74

ATTACHMENT 7 ( Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of capital stock for the six-month period ended June 30, 2007)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UNITED MICROELECTRONICS CORPORATION

		Transactions				Details of non-arm’s length transaction		Notes and accounts receivable (payable)
Related party	Relationship	Purchases (Sales)	Amount	Percentage of total purchases (sales) (%)	Term	Unit price	Term	Balance	Percentage of total receivables (%)	Note
UMC GROUP (USA)	Investee company	Sales	$22,337,422	46	Net 60 Days	N/A	N/A	$5,113,267	35
UNITED MICROELECTRONICS (EUROPE) B.V.	Investee company	Sales	3,561,729	7	Net 60 Days	N/A	N/A	1,401,612	10
UMC JAPAN	Investee company	Sales	1,302,912	3	Net 60 Days	N/A	N/A	379,108	3
SILICON INTEGRATED SYSTEMS CORP.	The Company’s director	Sales	426,549	1	Month-end 45 Days	N/A	N/A	69,244	0
HOLTEK SEMICONDUCTOR INC.	Investee company	Sales	271,438	1	Month-end 60 Days	N/A	N/A	100,737	1
ITE TECH. INC.	Investee company	Sales	209,396	0	Month-end 45 Days	N/A	N/A	103,700	1

UNITED MICROELECTRONICS (EUROPE) B.V.

		Transactions				Details of non-arm’s length transaction		Notes and accounts receivable (payable)
Related party	Relationship	Purchases (Sales)	Amount	Percentage of total purchases (sales) (%)	Term	Unit price	Term	Balance	Percentage of total receivables (%)	Note
UNITED MICROELECTRONICS CORPORATION	Investor company	Purchases	USD 108,036	100	Net 60 Days	N/A	N/A	USD 42,719	100

75

ATTACHMENT 7 ( Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of capital stock for the six-month period ended June 30, 2007)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UMC GROUP (USA)

		Transactions					Details of non-arm’s length transaction		Notes and accounts receivable (payable)
Related party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales) (%)	Term	Unit price	Term	Balance		Percentage of total receivables (%)	Note
UNITED MICROELECTRONICS CORPORATION	Investor company	Purchases	USD	677,842	100	Net 60 Days	N/A	N/A	USD	155,848	100

UMC JAPAN

		Transactions					Details of non-arm’s length transaction		Notes and accounts receivable (payable)
Related party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales) (%)	Term	Unit price	Term	Balance		Percentage of total receivables (%)	Note
UNITED MICROELECTRONICS CORPORATION	Investor company	Purchases	JPY	4,681,539	65	Net 60 Days	N/A	N/A	JPY	1,423,984	31
AMIC TECHNOLOGY CORP.	Investee of UMC	Sales	JPY	751,033	5	Month-end 45 Days	N/A	N/A	JPY	550,771	7

76

ATTACHMENT 8 (Receivables from related parties with amounts exceeding the lower of NT$100 million or 20 percent of capital stock as of June 30, 2007)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UNITED MICROELECTRONICS CORPORATION

		Ending balance					Overdue receivables
Related party	Relationship	Notes receivable	Accounts receivable	Other receivables	Total	Turnover rate (times)	Amount	Collection status	Amount received in subsequent period	Allowance for doubtful accounts
UMC GROUP (USA)	Investee company	$—	$5,113,267	$105	$5,113,372	8.73	$—	—	$4,418,053	$—
UNITED MICROELECTRONICS (EUROPE) B.V.	Investee company	—	1,401,612	8	1,401,620	6.67	122,671	Credit Collecting	741,351	—
UMC JAPAN	Investee company	—	379,108	207	379,315	6.68	—	—	189,372	587
ITE TECH. INC.	Investee company	—	103,700	171	103,871	5.76	—	—	42,289	—
HOLTEK SEMICONDUCTOR INC.	Investee company	44,134	56,603	—	100,737	5.02	—	—	87,200	—

UMC JAPAN

		Ending balance					Overdue receivables
Related party	Relationship	Notes receivable	Accounts receivable	Other receivables	Total	Turnover rate (times)	Amount	Collection status	Amount received in subsequent period	Allowance for doubtful accounts
AMIC TECHNOLOGY CORP.	Investee of UMC	$—	JPY 550,771	$—	JPY 550,771	4.48	JPY 394,052	Credit Collecting	JPY 193,296	$—

77

ATTACHMENT 9 (Names, locations and related information of investee companies as of June 30, 2007)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UNITED MICROELECTRONICS CORPORATION

			Initial Investment (Note 1)				Investment as of June 30, 2007
Investee company	Address	Main businesses and products	Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value	Net income (loss) of investee company	Investment income (loss) recognized	Note
UMC GROUP (USA)	Sunnyvale, California, USA	IC Sales	USD	16,438	USD	16,438	16,438	100.00	$982,297	$(34,800)	$(34,800)
UNITED MICROELECTRONICS (EUROPE) B.V.	The Netherlands	IC Sales	USD	5,421	USD	5,421	9	100.00	295,851	11,404	11,404
UMC CAPITAL CORP.	Grand Cayman, Cayman Islands	Investment holding	USD	124,000	USD	124,000	124,000	100.00	3,969,316	13,004	13,004
UNITED MICROELECTRONICS CORP. (SAMOA)	Apia, Samoa	Investment holding	USD	1,000	USD	1,000	280	100.00	5,246	(3,330)	(3,330)
UMCI LTD.	Singapore	Sales and manufacturing of integrated circuits	USD	839,880	USD	839,880	880,006	100.00	98	(295)	(295)
TLC CAPITAL CO., LTD.	Taipei, Taiwan	Consulting and planning for investment in new business		6,000,000		6,000,000	600,000	100.00	8,328,633	542,271	542,271
FORTUNE VENTURE CAPITAL CORP.	Taipei, Taiwan	Consulting and planning for investment in new business		4,999,940		4,999,940	499,994	99.99	11,417,688	231,311	233,558
UNITED MICRODISPLAY OPTRONICS CORP.	Hsinchu Science Park, Taiwan	Sales and manufacturing of LCOS		1,205,876		1,008,078	84,093	85.24	257,487	(102,430)	(84,973)
UMC JAPAN	Chiba, Japan	Sales and manufacturing of integrated circuits	JPY	20,994,400	JPY	20,994,400	496	50.09	5,578,444	(436,861)	(218,818)
PACIFIC VENTURE CAPITAL CO., LTD.	Taipei, Taiwan	Consulting and planning for investment in new business		150,000		150,000	30,000	49.99	127,379	14,288	—	Note 2
MTIC HOLDINGS PTE LTD.	Singapore	Investment holding	SGD	4,000	SGD	4,000	4,000	49.94	78,805	(6,755)	(3,373)
UNITECH CAPITAL INC.	British Virgin Islands	Investment holding	USD	21,000	USD	21,000	21,000	42.00	1,122,669	209,026	87,791
NEXPOWER TECHNOLOGY CORP.	Hsinchu, Taiwan	Sales and manufacturing of solar power batteries		293,298		—	29,330	36.66	295,176	5,874	1,891
HSUN CHIEH INVESTMENT CO., LTD.	Taipei, Taiwan	Investment holding		336,241		336,241	33,624	36.49	4,943,314	1,040,348	367,340
HOLTEK SEMICONDUCTOR INC.	Hsinchu Science Park, Taiwan	IC design and production		340,415		357,628	49,439	23.12	903,961	410,082	68,147
ITE TECH. INC.	Hsinchu Science Park, Taiwan	Sales and manufacturing of integrated circuits		186,898		186,898	24,229	21.62	380,738	224,957	39,597

78

ATTACHMENT 9 (Names, locations and related information of investee companies as of June 30, 2007)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UNITED MICROELECTRONICS CORPORATION

			Initial Investment (Note 1)				Investment as of June 30, 2007
Investee company	Address	Main businesses and products	Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value	Net income (loss) of investee company	Investment income (loss) recognized	Note
XGI TECHNOLOGY INC.	Hsinchu, Taiwan	Cartography chip design and production		$248,795		$248,795	5,868	16.44	$40,619	$(81,805)	$(13,475)
AMIC TECHNOLOGY CORP.	Hsinchu Science Park, Taiwan	IC design, production and sales		135,000		135,000	16,200	11.82	49,654	(96,166)	(11,385)
MEGA MISSION LIMITED PARTNERSHIP	Cayman Islands	Investment holding	USD	67,500	USD	67,500	—	45.00	2,551,817	413,319	185,993	Note 3

Note 1:	Initial investment amounts denominated in foreign currencies are expressed in thousands.
Note 2:	From the third quarter of 2006, the Company no longer recognized the investment income of PACIFIC VENTURE CAPITAL CO., LTD. because of the liquidation began in July 3,2006.
Note 3:	No shares since it belongs to partnership fund organization.

FORTUNE VENTURE CAPITAL CORP.

			Initial Investment (Note 1)				Investment as of June 30, 2007
Investee company	Address	Main businesses and products	Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value	Net income (loss) of investee company	Investment income (loss) recognized	Note
UNITRUTH INVESTMENT CORP.	Taipei, Taiwan	Investment holding		$800,000		$800,000	80,000	100.00	$822,125	$60,932	$60,932
ANOTO TAIWAN CORP.	Taoyuan County, Taiwan	Tablet transmission systems and chip-set		39,200		39,200	3,920	49.00	27,169	(11,128)	(5,453)
AEVOE INTERNATIONAL LTD.	Samoa	Design of VOIP Telephone	USD	912	USD	912	2,500	44.33	9,256	(3,208)	1,473
UWAVE TECHNOLOGY CORP.	Hsinchu, Taiwan	RF IC Design		85,471		85,471	10,186	44.29	—	(59,486)	(34,076)
UCA TECHNOLOGY INC.	Taipei County, Taiwan	Design of MP3 player chip		99,311		99,311	11,285	42.38	29,180	(31,266)	(13,249)

79

ATTACHMENT 9 (Names, locations and related information of investee companies as of June 30, 2007)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

FORTUNE VENTURE CAPITAL CORP.

			Initial Investment		Investment as of June 30, 2007
Investee company	Address	Main businesses and products	Ending balance	Beginning balance	Number of shares (thousand)	Percentage of ownership (%)	Book value	Net income (loss) of investee company	Investment income (loss) recognized	Note
WALTOP INTERNATIONAL CORP.	Hsinchu, Taiwan	Tablet PC module, Pen LCD Monitor/module	$90,000	$90,000	6,000	30.00	$88,252	$1,408	$159
CRYSTAL MEDIA INC.	Hsinchu, Taiwan	Design of VOIP network phones	50,629	50,629	4,493	25.15	37,910	1,910	481
SMEDIA TECHNOLOGY CORP.	Hsinchu, Taiwan	Multimedia co-processor	93,478	93,478	9,045	23.08	26,464	(52,742)	(12,173)
ALLIANCE OPTOTEK CORP.	Hsinchu County, Taiwan	Design and manufacturing of LED	39,900	39,900	3,500	21.21	26,734	(35,894)	(7,614)
AFA TECHNOLOGY, INC.	Taipei County, Taiwan	IC design	104,001	64,544	6,713	19.43	71,699	(48,610)	(9,786)
HIGH POWER LIGHTING CORP.	Taipei County, Taiwan	High brightness LED package and Lighting module R&D and manufacture	54,300	54,300	4,525	18.10	41,749	(32,099)	(5,810)
MOBILE DEVICES INC.	Hsinchu County, Taiwan	PHS &GSM/PHS dual mode B/B Chip	60,599	56,102	5,713	17.36	20,885	(57,145)	(10,570)
AMIC TECHNOLOGY CORP.	Hsinchu Science Park, Taiwan	IC design, production and sales	291,621	291,621	23,405	17.06	108,422	(96,166)	(16,420)
XGI TECHNOLOGY INC.	Hsinchu, Taiwan	Design and manufacturing of cartography chip	270,483	270,483	4,208	11.81	23,823	(81,805)	(8,653)

80

ATTACHMENT 9 (Names, locations and related information of investee companies as of June 30, 2007)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

TLC CAPITAL CO., LTD.

			Initial Investment		Investment as of June 30, 2007
Investee company	Address	Main businesses and products	Ending balance	Beginning balance	Number of shares (thousand)	Percentage of ownership (%)	Book value	Net income (loss) of investee company	Investment income (loss) recognized	Note
Y.S. FINANCIAL ADVISORY CO., LTD.	Taipei, Taiwan	Investment Management Consultant, etc.	$70,000	$—	7,000	48.95	$70,000	$128	$—
YUNG LI INVESTMENTS, INC.	Taipei, Taiwan	Investment holding	200,000	200,000	0.20	37.04	202,724	1,976	749
SMEDIA TECHNOLOGY CORP.	Hsinchu, Taiwan	Multimedia co-processor	106,266	106,266	7,084	18.08	90,556	(52,742)	(9,534)

UNITRUTH INVESTMENT CORP.

			Initial Investment		Investment as of June 30, 2007
Investee company	Address	Main businesses and products	Ending balance	Beginning balance	Number of shares (thousand)	Percentage of ownership (%)	Book value	Net income (loss) of investee company	Investment income (loss) recognized	Note
WALTOP INTERNATIONAL CORP.	Hsinchu, Taiwan	Tablet PC module, Pen LCD Monitor/module	$30,000	$30,000	2,000	10.00	$29,417	$1,408	$53
CRYSTAL MEDIA INC.	Hsinchu, Taiwan	Design of VOIP network phones	16,493	16,493	1,587	8.88	13,390	1,910	170
ALLIANCE OPTOTEK CORP.	Hsinchu County, Taiwan	Design and manufacturing of LED	14,820	14,820	1,300	7.88	9,930	(35,894)	(2,828)
SMEDIA TECHNOLOGY CORP.	Hsinchu, Taiwan	Multimedia co-processor	24,057	24,057	2,570	6.56	13,943	(52,742)	(3,458)
UCA TECHNOLOGY INC.	Taipei County, Taiwan	Design of MP3 player chip	11,910	11,910	1,585	5.95	5,999	(31,266)	(1,861)
HIGH POWER LIGHTING CORP.	Taipei County, Taiwan	High brightness LED package and Lighting module R&D and manufacture	14,700	14,700	1,225	4.90	11,302	(32,099)	(1,573)
UWAVE TECHNOLOGY CORP.	Hsinchu, Taiwan	RF IC Design	6,950	6,950	1,000	4.35	—	(59,486)	(2,235)

81

ATTACHMENT 9 (Names, locations and related information of investee companies as of June 30, 2007)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UNITRUTH INVESTMENT CORP.

			Initial Investment				Investment as of June 30, 2007
Investee company	Address	Main businesses and products	Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value		Net income (loss) of investee company		Investment income (loss) recognized		Note
MOBILE DEVICES INC.	Hsinchu County, Taiwan	PHS &GSM/PHS dual mode B/B Chip		$11,463		$11,463	1,250	3.80		$3,906		$(57,145)		$(2,360)
XGI TECHNOLOGY INC.	Hsinchu, Taiwan	Design and manufacturing of cartography chip		26,400		26,400	1,179	3.31		8,158		(81,805)		(2,712)
AFA TECHNOLOGY, INC.	Taipei County, Taiwan	IC design		5,600		5,600	1,000	2.89		8,890		(48,610)		(1,427)

UMC CAPITAL CORP.

			Initial Investment (Note 1)				Investment as of June 30, 2007
Investee company	Address	Main businesses and products	Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value		Net income (loss) of investee company		Investment income (loss) recognized		Note
UMC CAPITAL (USA)	Sunnyvale, California, U.S.A.	Investment holding	USD	200	USD	200	200	100.00	USD	343	USD	17	USD	17
ECP VITA LTD.	British Virgin Islands	Insurance	USD	1,000	USD	1,000	1,000	100.00	USD	1,733	USD	184	USD	184
ACHIEVE MADE INTERNATIONAL LTD.	British Virgin Islands	Internet Content Provider	USD	1,000	USD	1,000	508	43.29	USD	781	USD	(303)	USD	(132)
UC FUND II	British Virgin Islands	Investment holding	USD	3,850	USD	3,850	5,000	35.45	USD	7,684	USD	2,724	USD	965
PARADE TECHNOLOGIES, LTD.	U.S.A.	IC design	USD	2,500	USD	2,500	3,125	23.30	USD	1,459	USD	(2,427)	USD	(566)

Note 1:	Initial investment amounts denominated in foreign currencies are expressed in thousands.

82

UNITED MICROELECTRONICS CORPORATION

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

WITH REPORT OF INDEPENDENT AUDITORS

FOR THE SIX-MONTH PERIODS ENDED

JUNE 30, 2007 AND 2006

Address: No. 3 Li-Hsin Road II, Hsinchu Science Park, Hsinchu City, Taiwan, R.O.C.

Telephone: 886-3-578-2258

The reader is advised that these financial statements have been prepared originally in Chinese. In the event of a conflict between these financial statements and the original Chinese version or difference in interpretation between the two versions, the Chinese language financial statements shall prevail.

REPORT OF INDEPENDENT AUDITORS

English Translation of a Report Originally Issued in Chinese

To United Microelectronics Corporation

We have audited the accompanying consolidated balance sheets of United Microelectronics Corporation and Subsidiaries as of June 30, 2007 and 2006, and the related consolidated statements of income, change in stockholders’ equity and cash flows for the six-month periods ended June 30, 2007 and 2006. The consolidated financial statements are the responsibility of United Microelectronics Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits. As described in Note 4(9) to the consolidated financial statements, certain long-term investments were accounted for under the equity method based on the June 30, 2007 and 2006 financial statements of the investees, which were audited by other auditors. Our opinion insofar as it relates to the investment income amounting to NT$463 million and NT$473 million for the six-month periods ended June 30, 2007 and 2006, respectively, and the related long-term investment balances of NT$7,219 million and NT$6,018 million as of June 30, 2007 and 2006, respectively, is based solely on the reports of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of China and “Guidelines for Certified Public Accountants’ Examination and Reports on Financial Statements”, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of United Microelectronics Corporation and Subsidiaries as of June 30, 2007 and 2006, and the results of their consolidated operations and their consolidated cash flows for the six-month periods ended June 30, 2007 and 2006, in conformity with the “Business Entity Accounting Law”, the “Regulation on Business Entity Accounting Handling”, the “Guidelines Governing the Preparation of Financial Reports by Securities Issuers” and accounting principles generally accepted in the Republic of China.

As described in Note 3 to the consolidated financial statements, effective from January 1, 2006, United Microelectronics Corporation and Subsidiaries have adopted the ROC Statement of Financial Accounting Standards No. 34, “Financial Instruments: Recognition and Measurement” and No. 36, “Financial Instruments: Disclosure and Presentation” to account for the financial instruments.

As described in Note 3 to the consolidated financial statements, effective from January 1, 2006, goodwill is no longer to be amortized.

August 1 , 2007

Taipei, Taiwan

Republic of China

Notice to Readers

The accompanying consolidated financial statements are intended only to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to audit such consolidated financial statements are those generally accepted and applied in the Republic of China.

English Translation of Consolidated Financial Statements Originally Issued in Chinese

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

June 30, 2007 and 2006

(Expressed in Thousands of New Taiwan Dollars)

		As of June 30,
	Notes	2007	2006
Assets
Current assets
Cash and cash equivalents	2, 4(1)	$85,608,440	$104,638,721
Financial assets at fair value through profit or loss, current	2, 3, 4(2)	7,802,258	1,506,063
Held-to-maturity financial assets, current	2, 3, 4(3)	200,000	779,456
Notes receivable		3,094	93,694
Notes receivable—related parties	5	44,134	68,788
Accounts receivable, net	2, 4(4)	15,373,522	14,432,344
Accounts receivable—related parties, net	2, 5	405,862	639,031
Other receivables	2	601,463	915,369
Inventories, net	2, 4(5)	11,484,971	11,101,565
Prepaid expenses		1,197,494	1,006,262
Deferred income tax assets, current	2, 4(22)	2,161,102	2,768,318

Total current assets		124,882,340	137,949,611

Funds and investments
Financial assets at fair value through profit or loss, noncurrent	2, 3, 4(6)	—	460,663
Available-for-sale financial assets, noncurrent	2, 3, 4(7), 4(12)	60,571,122	42,265,703
Held-to-maturity financial assets, noncurrent	2, 3, 4(3)	—	340,200
Financial assets measured at cost, noncurrent	2, 3, 4(8), 4(12)	7,882,650	5,820,121
Long-term investments accounted for under the equity method	2, 3, 4(9), 4(12)	11,782,254	12,746,745
Prepayment for long-term investments		247,712	—

Total funds and investments		80,483,738	61,633,432

Property, plant and equipment	2, 4(10), 7
Land		1,857,774	1,901,659
Buildings		21,639,715	21,243,519
Machinery and equipment		431,657,331	400,335,575
Transportation equipment		85,883	90,084
Furniture and fixtures		3,067,345	2,919,197
Leasehold improvements		43,351	42,640

Total cost		458,351,399	426,532,674
Less: Accumulated depreciation		(329,091,059)	(292,121,103)
Add: Construction in progress and prepayments		19,660,008	10,563,033

Property, plant and equipment, net		148,920,348	144,974,604

Intangible assets
Goodwill	2, 3	3,498,687	3,498,687
Technological know-how	2	—	299,877
Other intangible assets	2	—	8,612

Total intangible assets		3,498,687	3,807,176

Other assets
Deferred charges	2	1,429,880	1,667,615
Deferred income tax assets, noncurrent	2, 4(22)	3,442,669	4,414,747
Other assets—others	2, 4(11), 6	2,229,680	2,286,049

Total other assets		7,102,229	8,368,411

Total assets		$364,887,342	$356,733,234

Liabilities and Stockholders’ Equity
Current liabilities
Short-term loans	4(13), 6	$364,329	$340,518
Financial liabilities at fair value through profit or loss, current	2, 3, 4(14)	423,226	1,188,930
Accounts payable		5,767,183	6,194,242
Income tax payable	2	329,952	1,329,839
Accrued expenses		7,020,820	6,239,362
Cash dividends payable		12,461,529	7,161,301
Payable on equipment		4,277,063	4,448,995
Other payables		2,344,717	381,508
Current portion of long-term liabilities	2, 4(15)	24,426,911	12,921,369
Other current liabilities		872,815	2,151,697
Deferred income tax liabilities, current	2, 4(22)	148	2,140

Total current liabilities		58,288,693	42,359,901

Long-term liabilities
Bonds payable	2, 4(15)	7,494,762	33,200,034

Total long-term liabilities		7,494,762	33,200,034

Other liabilities
Accrued pension liabilities	2, 4(16)	3,143,027	3,061,730
Deposits-in		11,018	19,282
Deferred income tax liabilities, noncurrent	2, 4(22)	24,526	54,239
Deferred credits—intercompany profits	2	13,245	36,297
Other liabilities—others		508,773	602,143

Total other liabilities		3,700,589	3,773,691

Total liabilities		69,484,044	79,333,626

Capital	2, 4(17), 4(18), 4(20)
Common stock		191,442,517	188,452,341
Stock dividends for distribution		—	2,248,771
Additional paid in capital	2, 4(17)
Premiums		61,138,863	60,712,685
Treasury stock transactions		8,938	—
Change in equities of long-term investments		6,623,992	6,655,250
Retained earnings	4(17), 4(20)
Legal reserve		18,476,942	16,699,508
Special reserve		824,922	322,150
Unappropriated earnings		7,062,654	3,434,838
Adjustment items to stockholders’ equity	2, 4(7)
Cumulative translation adjustment		(578,030)	(855,518)
Unrealized gain or loss on financial instruments		33,939,144	19,677,371
Treasury stock	2, 4(9), 4(17), 4(19)	(29,394,664)	(26,387,722)

Total stockholders’ equity of parent company		289,545,278	270,959,674

Minority interests		5,858,020	6,439,934

Total stockholders’ equity		295,403,298	277,399,608

Total liabilities and stockholders’ equity		$364,887,342	$356,733,234

The accompanying notes are an integral part of the consolidated financial statements.

English Translation of Consolidated Financial Statements Originally Issued in Chinese

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

For the six-month periods ended June 30, 2007 and 2006

(Expressed in Thousands of New Taiwan Dollars, Except for Earnings per Share )

		For the six-month period ended June 30,
	Notes	2007	2006
Operating revenues	2,5
Sales revenues		$49,976,272	$52,855,507
Less : Sales returns and discounts		(326,829)	(584,810)

Net Sales		49,649,443	52,270,697
Other operating revenues		1,704,194	1,729,714

Net operating revenues		51,353,637	54,000,411

Operating costs	4(21)
Cost of goods sold		(41,509,432)	(44,395,454)
Other operating costs		(992,305)	(1,255,681)

Operating costs		(42,501,737)	(45,651,135)

Gross profit		8,851,900	8,349,276
Unrealized intercompany profit	2	(96,448)	(91,435)
Realized intercompany profit	2	105,892	118,815

Gross profit-net		8,861,344	8,376,656

Operating expenses	2,4(21)
Sales and marketing expenses		(1,782,962)	(1,715,293)
General and administrative expenses		(1,685,391)	(1,559,754)
Research and development expenses	2	(4,705,534)	(4,235,723)

Subtotal		(8,173,887)	(7,510,770)

Operating income		687,457	865,886

Non-operating income
Interest revenue		767,355	755,317
Investment gain accounted for under the equity method, net	2,4(9)	530,417	296,402
Dividend income		59,796	43,431
Gain on disposal of property, plant and equipment	2	119,545	245,573
Gain on disposal of investments	2	5,271,930	18,996,576
Exchange gain, net	2, 10	—	98,174
Gain on valuation of financial liabilities	2	—	89,197
Other income		306,587	468,093

Subtotal		7,055,630	20,992,763

Non-operating expenses
Interest expense	4(10)	(90,327)	(400,662)
Loss on disposal of property, plant and equipment	2	(84,214)	(95,753)
Exchange loss, net	2, 10	(19,433)	—
Loss on decline in market value and obsolescense of inventories	2	(38,891)	(526,320)
Financial expenses		(88,687)	(105,333)
Impairment loss	2,4(12)	(248,555)	(21,807)
Loss on valuation of financial assets	2	(88,169)	(173,068)
Loss on valuation of financial liabilities	2	(44,586)	—
Other losses	2	(113,054)	(38,141)

Subtotal		(815,916)	(1,361,084)

Income from continuing operations before income tax		6,927,171	20,497,565
Income tax expense	2,4(22)	(792,999)	(1,413,158)

Income from continuing operations		6,134,172	19,084,407
Cumulative effect of changes in accounting principles (the net amount after deducted tax expense $0)	3	—	(1,188,515)

Net income		$6,134,172	$17,895,892

Attributable to:
Shareholders of the parent		$6,369,668	$18,337,788
Minority interests		(235,496)	(441,896)

Net income		$6,134,172	$17,895,892

		Pre-tax	Post-tax	Pre-tax	Post-tax
Earnings per share-basic (NTD)	2,4(23)
Net income attributable to shareholders of the parent		$0.40	$0.36	$1.08	$1.00

Earnings per share-diluted (NTD)	2,4(23)
Net income attributable to shareholders of the parent		$0.39	$0.35	$1.03	$0.96

The accompanying notes are an integral part of the consolidated financial statements.

English Translation of Consolidated Financial Statements Originally Issued in Chinese

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

For the six-month periods ended June 30, 2007 and 2006

(Expressed in Thousands of New Taiwan Dollars)

		Capital				Retained Earnings
	Notes	Common Stock	Stock Dividends for Distribution	Collected in Advance	Additional Paid-in Capital	Legal Reserve	Special Reserve	Unappropriated Earnings	Unrealized Gain/Loss on Financial Instruments	Cumulative Translation Adjustment	Treasury Stock	Minority Interests	Total
Balance as of January 1, 2006	4(17)	$197,947,033	$—	$36,600	$85,381,599	$15,996,839	$1,744,171	$8,831,782	$(80,989)	$(241,153)	$(51,332,329)	$6,336,685	$264,620,238
The effect of adopting SFAS NO. 34	3(2)	—	—	—	—	—	—	—	24,097,170	11,547	—	—	24,108,717
Appropriation of 2005 retained earnings	4(20)
Legal reserve		—	—	—	—	702,669	—	(702,669)	—	—	—	—	—
Special reserve		—	—	—	—	—	(1,422,021)	1,422,021	—	—	—	—	—
Cash dividends		—	—	—	—	—	—	(7,161,267)	—	—	—	—	(7,161,267)
Stock dividends		—	895,158	—	—	—	—	(895,158)	—	—	—	—	—
Remuneration to directors and supervisors		—	—	—	—	—	—	(6,324)	—	—	—	—	(6,324)
Employee bonus-cash		—	—	—	—	—	—	(305,636)	—	—	—	—	(305,636)
Employee bonus-stock		—	458,455	—	—	—	—	(458,455)	—	—	—	—	—
Additional paid-in capital transferred to common stock	4(17)	—	895,158	—	(895,158)	—	—	—	—	—	—	—	—
Purchase of treasury stock	2, 4(19)	—	—	—	—	—	—	—	—	—	(24,279,397)	—	(24,279,397)
Cancellation of treasury stock	2, 4(17), 4(19)	(10,000,000)	—	—	(3,269,100)	—	—	(6,371,128)	—	—	19,640,228	—	—
Adjustment of treasury stock due to loss of control over subsidiary		—	—	—	—	—	—	(9,256,116)	(6,826,238)	—	29,583,776	—	13,501,422
Net income in the first half of 2006		—	—	—	—	—	—	18,337,788	—	—	—	(441,896)	17,895,892
Adjustment of additional paid-in capital accounted for under the equity method	2	—	—	—	(15,280)	—	—	—	—	—	—	—	(15,280)
Adjustment of funds and investments disposal	2	—	—	—	(14,110,993)	—	—	—	—	8,171	—	—	(14,102,822)
Changes in unrealized loss on available-for-sale financial assets	2	—	—	—	—	—	—	—	(747,539)	—	—	—	(747,539)
Changes in unrealized gain on financial instruments of investees	2	—	—	—	—	—	—	—	3,234,967	—	—	—	3,234,967
Exercise of employee stock options	2, 4(18)	468,708	—	—	276,867	—	—	—	—	—	—	—	745,575
Common stock transferred from capital collected in advance		36,600	—	(36,600)	—	—	—	—	—	—	—	—	—
Changes in cumulative translation adjustment	2	—	—	—	—	—	—	—	—	(634,083)	—	—	(634,083)
Changes in minority interests		—	—	—	—	—	—	—	—	—	—	545,145	545,145

Balance as of June 30, 2006	4(17)	$188,452,341	$2,248,771	$—	$67,367,935	$16,699,508	$322,150	$3,434,838	$19,677,371	$(855,518)	$(26,387,722)	$6,439,934	$277,399,608

Balance as of January 1, 2007	4(17)	$191,311,927	$—	$11,405	$67,707,287	$16,699,508	$322,150	$17,774,335	$27,557,845	$(824,922)	$(29,394,664)	$6,238,018	$297,402,889
Appropriation of 2006 retained earnings	4(20)
Legal reserve		—	—	—	—	1,777,434	—	(1,777,434)	—	—	—	—	—
Special reserve		—	—	—	—	—	502,772	(502,772)	—	—	—	—	—
Cash dividends		—	—	—	—	—	—	(12,461,529)	—	—	—	—	(12,461,529)
Remuneration to directors and supervisors		—	—	—	—	—	—	(15,494)	—	—	—	—	(15,494)
Employee bonus-cash		—	—	—	—	—	—	(2,324,120)	—	—	—	—	(2,324,120)
Net income in the first half of 2007		—	—	—	—	—	—	6,369,668	—	—	—	(235,496)	6,134,172
Adjustment of additional paid-in capital accounted for under the equity method	2	—	—	—	1,713	—	—	—	—	—	—	—	1,713
Adjustment of funds and investments disposal	2	—	—	—	(5,515)	—	—	—	—	—	—	—	(5,515)
Changes in unrealized gain on available-for-sale financial assets	2	—	—	—	—	—	—	—	5,273,095	—	—	—	5,273,095
Changes in unrealized gain on financial instruments of investees	2	—	—	—	—	—	—	—	1,108,204	—	—	—	1,108,204
Exercise of employee stock options	2, 4(18)	119,185	—	—	68,308	—	—	—	—	—	—	—	187,493
Common stock transferred from capital collected in advance		11,405	—	(11,405)	—	—	—	—	—	—	—	—	—
Changes in cumulative translation adjustment	2	—	—	—	—	—	—	—	—	246,892	—	—	246,892
Changes in minority interests		—	—	—	—	—	—	—	—	—	—	(144,502)	(144,502)

Balance as of June 30, 2007	4(17)	$191,442,517	$—	$—	$67,771,793	$18,476,942	$824,922	$7,062,654	$33,939,144	$(578,030)	$(29,394,664)	$5,858,020	$295,403,298

The accompanying notes are an integral part of the consolidated financial statements.

English Translation of Consolidated Financial Statements Originally Issued in Chinese

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the six-month periods ended June 30, 2007 and 2006

(Expressed in Thousands of New Taiwan Dollars)

	For the six-month period ended June 30,
	2007	2006
Cash flows from operating activities:
Net income attributable to shareholders of the parent	$6,369,668	$18,337,788
Net loss attributable to minority interests	(235,496)	(441,896)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	18,536,537	23,612,568
Amortization	648,598	945,882
Bad debt expenses (reversal)	(1,409)	7,959
Loss on decline in market value and obsolescence of inventories	38,891	526,320
Cash dividends received under the equity method	353,592	—
Investment gain accounted for under the equity method	(530,417)	(296,402)
Loss on valuation of financial assets and liabilities	132,755	1,272,386
Impairment loss	248,555	21,807
Gain on disposal of investments	(5,271,930)	(18,996,576)
Gain on disposal of property, plant and equipment	(35,331)	(149,820)
Gain on reacquisition of bonds	(6,112)	(4,628)
Amortization of bond discounts	34,725	43,718
Exchange loss (gain) on financial assets and liabilities	12,554	(14,892)
Exchange loss (gain) on long-term liabilities	283,791	(226,299)
Amortization of deferred income	(71,874)	(59,747)
Changes in assets and liabilities:
Financial assets and liabilities at fair value through profit or loss	475,612	370,882
Notes and accounts receivable	(1,427,707)	(194,477)
Other receivables	246,744	72,680
Inventories	(654,002)	(918,459)
Prepaid expenses	(428,482)	(314,130)
Deferred income tax assets	476,033	199,126
Other current assets	(9,807)	24,285
Accounts payable	(584,758)	122,987
Income tax payable	(10,465)	(17,512)
Accrued expenses	(119,202)	111,578
Other payables	(59,048)	(108,658)
Other current liabilities	(6,765)	354,671
Accrued pension liabilities	30,149	42,538
Capacity deposits	(714,685)	(9,400)
Other liabilities—others	(11,655)	32,573

Net cash provided by operating activities	17,709,059	24,346,852

Cash flows from investing activities:
Acquisition of financial assets at fair value through profit or loss	—	(416,202)
Proceeds from disposal of financial assets at fair value through profit or loss	—	50,000
Acquisition of available-for-sale financial assets	(3,233,873)	(2,247,781)
Proceeds from disposal of available-for-sale financial assets	2,996,582	6,155,748
Acquisition of financial assets measured at cost	(496,143)	(288,258)
Proceeds from disposal of financial assets measured at cost	139,338	325,735
Acquisition of long-term investments accounted for under the equity method	(438,042)	(773,148)
Proceeds from disposal of long-term investments accounted for under the equity method	676,095	8,135,538
Proceeds from maturities of held-to-maturity financial assets	908,200	—
Prepayment for long-term investments	(247,712)	—
Proceeds from capital reduction and liquidation of long-term investments	60,800	5,600
Acquisition of property, plant and equipment	(21,590,411)	(11,263,468)
Proceeds from disposal of property, plant and equipment	350,872	395,842
Increase in deferred charges	(618,191)	(599,322)
Decrease in other assets-others	17,696	618,339

Net cash provided by (used in) investing activities	(21,474,789)	98,623

English Translation of Consolidated Financial Statements Originally Issued in Chinese

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the six-month periods ended June 30, 2007 and 2006

(Expressed in Thousands of New Taiwan Dollars)

	For the six-month period ended June 30,
	2007	2006
(continued)
Cash flows from financing activities:
Increase in short-term loans	$20,000	$209,888
Redemption of bonds	(3,701,837)	(5,250,000)
Reacquisition of bonds	(753,384)	(202,841)
Increase (decrease) in deposits-in	(1,269)	627
Purchase of treasury stock	—	(23,831,095)
Exercise of employee stock options	187,493	745,575
Increase (decrease) in minority shareholders	2,202	(130,263)

Net cash used in financing activities	(4,246,795)	(28,458,109)

Effect of exchange rate changes on cash and cash equivalents	(232,243)	63,094
Effect of subsidiaries change	—	(38,539)

Decrease in cash and cash equivalents	(8,244,768)	(3,988,079)
Cash and cash equivalents at beginning of period	93,853,208	108,626,800

Cash and cash equivalents at end of period	$85,608,440	$104,638,721

Supplemental disclosures of cash flow information:
Cash paid for interest	$512,535	$784,471

Cash paid for income tax	$2,018,344	$166,237

Investing activities partially paid by cash:
Acquisition of property, plant and equipment	$15,737,107	$10,396,768
Add: Payable at beginning of period	10,130,367	5,315,695
Less: Payable at end of period	(4,277,063)	(4,448,995)

Cash paid for acquiring property, plant and equipment	$21,590,411	$11,263,468

Investing and financing activities not affecting cash flows:
Principal amount of exchangeable bonds exchanged by bondholders	$3,285,254	$69,621
Book value of available-for-sale financial assets delivered for exchange	(895,055)	(20,242)
Elimination of related balance sheet accounts	392,118	15,302

Recognition of gain on disposal of investments	$2,782,317	$64,681

The accompanying notes are an integral part of the consolidated financial statements.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2007 and 2006

(Expressed in Thousands of New Taiwan Dollars unless Otherwise Specified)

1.	HISTORY AND ORGANIZATION

United Microelectronics Corporation (UMC) was incorporated in May 1980 and commenced operations in April 1982. UMC is a full service semiconductor wafer foundry, and provides a variety of services to satisfy customer needs. These services include intellectual property, embedded IC design, design verification, mask tooling, wafer fabrication, and testing. UMC’s common shares were publicly listed on the Taiwan Stock Exchange (TSE) in July 1985 and its American Depositary Shares (ADSs) were listed on the New York Stock Exchange (NYSE) in September 2000.

The numbers of employees as of June 30, 2007 and 2006 were 14,495 and 13,457, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements were prepared in conformity with the “Business Entity Accounting Law”, “Regulation on Business Entity Accounting Handling”, “Guidelines Governing the Preparation of Financial Reports by Securities Issuers” and accounting principles generally accepted in the Republic of China (R.O.C.).

Summary of significant accounting policies is as follows:

General Descriptions of Reporting Entities

(1)	Principles of Consolidation

Investees in which UMC, directly or indirectly, holds more than 50% of voting rights or de facto control with less than 50% of voting rights, are consolidated into UMC’s financial statements. (UMC and the consolidated entities are hereinafter referred to as “the Company”.)

Transactions between consolidated entities are eliminated in the consolidated financial statements. Prior to January 1, 2006, the difference between the acquisition cost and the net equity of a subsidiary as of the acquisition date was amortized over 5 years; however effective January 1, 2006, goodwill arising from new acquisitions is analyzed and accounted for under the ROC Statement of Financial Accounting Standard (SFAS) No. 25, “Business Combination – Accounting Treatment under Purchase Method”, and goodwill is no longer to be amortized.

(2)	The consolidated entities are as follows:

As of June 30, 2007

Investor	Subsidiary	Business nature	Percentage of ownership (%)
UMC	UMC GROUP (USA)(UMC-USA)	IC Sales	100.00

UMC	UNITED MICROELECTRONICS (EUROPE) B.V (UMC-BV)	IC Sales	100.00

UMC	UMC CAPITAL CORP.	Investment holding	100.00

UMC	UNITED MICROELECTRONICS CORP. (SAMOA)	Investment holding	100.00

UMC	TLC CAPITAL CO., LTD. (TLC)	Investment holding	100.00

UMC	UMCI LTD. (UMCI)	Sales and manufacturing of integrated circuits	100.00

UMC	FORTUNE VENTURE CAPITAL CORP. (FORTUNE)	Consulting and planning for investment in new business	99.99

UMC	UNITED MICRODISPLAY OPTRONICS CORP. (UMO) (Note 1)	Sales and manufacturing of LCOS	85.24

UMC	UMC JAPAN (UMCJ)	Sales and manufacturing of integrated circuits	50.09

FORTUNE	UNITRUTH INVESTMENT CORP. (UNITRUTH)	Investment holding	100.00

UMC CAPITAL CORP.	UMC CAPITAL (USA)	Investment holding	100.00

UMC CAPITAL CORP.	ECP VITA LTD.	Insurance	100.00

As of June 30, 2006

Investor	Subsidiary	Business nature	Percentage of ownership (%)
UMC	UMC-USA	IC Sales	100.00

UMC	UME BV	IC Sales	100.00

UMC	UMC CAPITAL CORP.	Investment holding	100.00

UMC	UNITED MICROELECTRONICS CORP. (SAMOA)	Investment holding	100.00

UMC	TLC	Investment holding	100.00

UMC	UMCI	Sales and manufacturing of integrated circuits	100.00

Investor	Subsidiary	Business nature	Percentage of ownership (%)
UMC	FORTUNE	Consulting and planning for investment in new business	99.99

UMC	UMO (Note 1)	Sales and manufacturing of LCOS	86.72

UMC	UMCJ	Sales and manufacturing of integrated circuits	50.09

UMC and UMO	THINTEK OPTRONICS CORP. (THINTEK) (Note 1)	LCOS design, production and sales	61.15

FORTUNE	UNITRUTH	Investment holding	100.00

UMC CAPITAL CORP.	UMC CAPITAL (USA)	Investment holding	100.00

UMC CAPITAL CORP.	ECP VITA LTD.	Insurance	100.00

Note 1:	THINTEK was merged into UMO on October 1, 2006. The exchange ratio was 2.31 to 1.

Foreign Currency Transactions

Transactions denominated in foreign currencies are remeasured into the local functional currencies and recorded based on the exchange rates prevailing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are remeasured into the local functional currencies at the exchange rates prevailing at the balance sheet date, with the related exchange gains or losses included in the consolidated statements of income. Translation gains or losses from investments in foreign entities are recognized as cumulative translation adjustment in consolidated stockholders’ equity.

Non-monetary assets and liabilities denominated in foreign currencies that are reported at fair value with changes in fair value charged to the consolidated statements of income, are remeasured at the exchange rate at the balance sheet date, with related exchange gains or losses recorded in the consolidated statements of income. Non-monetary assets and liabilities denominated in foreign currencies that are reported at fair value with changes in fair value charged to consolidated stockholders’ equity, are remeasured at the exchange rate at the balance sheet date, with related exchange gains or losses recorded as adjustment items to consolidated stockholders’ equity. Non-monetary assets and liabilities denominated in foreign currencies and reported at cost are remeasured at historical exchange rates.

Use of Estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that will affect the amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reported period. Actual results may differ from those estimates.

Translation of Foreign Currency Financial Statements

The financial statements of foreign subsidiaries and the Branch are translated into New Taiwan Dollars using the spot rates as of each financial statement date for asset and liability accounts and average exchange rates for profit and loss accounts. The cumulative translation effects from the subsidiaries and the Branch using functional currencies other than New Taiwan Dollars are included in the cumulative translation adjustment in consolidated stockholders’ equity.

Cash Equivalents

Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and with maturity dates that do not present significant risks on changes in value resulting from changes in interest rates, including commercial paper with original maturities of three months or less.

Financial Instruments

In accordance with ROC SFAS No. 34, “Financial Instruments: Recognition and Measurement” and the “Guidelines Governing the Preparation of Financial Reports by Securities Issuers”, financial assets are classified as either financial assets at fair value through profit or loss, held-to-maturity financial assets, financial assets measured at cost, or available-for-sale financial assets. Financial liabilities are recorded at fair value through profit or loss.

The Company accounts for purchase or sale of financial instruments as of the trade date, which is the date the Company commits to purchasing or selling the asset or liability. Financial assets and financial liabilities are initially recognized at fair value plus acquisition or issuance costs.

a.	Financial instruments at fair value through profit or loss

Financial instruments held for short-term sale or repurchase purposes and derivative financial instruments not qualified for hedge accounting are classified as financial assets or liabilities at fair value through profit or loss.

This category of financial instruments is measured at fair value and changes in fair value are recognized in the consolidated statements of income. Stock of listed companies, convertible bonds, and close-end funds are measured at closing prices as of the balance sheet date. Open-end funds are measured at the unit price of the net assets as of the balance sheet date. The fair value of derivative financial instruments is determined by using valuation techniques commonly used by market participants.

b.	Held-to-maturity financial assets

Non-derivative financial assets with fixed or determinable payments and fixed maturity are classified as held-to-maturity financial assets if the Company has both the positive intention and ability to hold the financial assets to maturity. Investments intended to be held to maturity are measured at amortized cost.

The Company recognizes an impairment loss if objective evidence of impairment loss exists. However, the impairment loss may be reversed if the value of asset recovers subsequently and the Company concludes that the recovery is related to improvements in events or factors that originally caused the impairment loss. The new cost basis as a result of the reversal cannot exceed the amortized cost prior to the impairment.

c.	Financial assets measured at cost

Unlisted stock, funds, and other securities without reliable market prices are measured at cost. When objective evidence of impairment exists, the Company recognizes an impairment loss, which cannot be reversed in subsequent periods.

d.	Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial instruments not classified as financial assets at fair value through profit or loss, held-to-maturity financial assets, loans and receivables. Subsequent measurement is calculated at fair value. Investments in listed companies are measured at closing prices as of the balance sheet date. Any gain or loss arising from the change in fair value, excluding impairment loss and exchange gain or loss arising from monetary financial assets denominated in foreign currencies, is recognized as an adjustment to consolidated stockholders’ equity until such investment is reclassified or disposed of, upon which the cumulative gain or loss previously charged to consolidated stockholders’ equity will be recorded in the consolidated statement of income.

The Company recognizes an impairment loss when objective evidence of impairment exists. Any reduction in the impairment loss of equity investments in subsequent periods will be recognized as an adjustment to consolidated stockholders’ equity. The impairment loss of a debt security may be reversed and recognized in the current period’s consolidated statement of income if the security recovers and the Company concludes the recovery is clearly related to improvements in the factors or events that originally caused the impairment.

Allowance for Doubtful Accounts

An allowance for doubtful accounts is provided based on management’s judgment of the collectibility and aging analysis of accounts and other receivables.

Inventories

Inventories are accounted for on a perpetual basis. Raw materials are recorded at actual purchase costs, while the work in process and finished goods are recorded at standard costs and adjusted to actual costs using the weighted-average method at the end of each month. Inventories are stated individually by category at the lower of aggregate cost or market value as of the balance sheet date. The market values of raw materials and supplies are determined on the basis of replacement cost while the market values of work in process and finished goods are determined by net realizable values. An allowance for loss on decline in market value or obsolescence is provided, when necessary.

Long-term Investments Accounted for Under the Equity Method

Long-term investments are initially recorded at acquisition cost. Investments acquired by the contribution of technological know-how are credited to deferred credits among affiliates, which will be amortized to income over a period of 5 years.

Investments in which the Company has ownership of at least 20% or exercises significant influence on operating decisions are accounted for under the equity method. Prior to January 1, 2006, the difference of the acquisition cost and the underlying equity in the investee’s net assets as of acquisition date was amortized over 5 years; however, effective January 1, 2006, goodwill arising from new acquisitions is analyzed and accounted for under the ROC SFAS No. 25, “Business Combination – Accounting Treatment under Purchase Method”, where goodwill is no longer to be amortized.

The change in the Company’s proportionate share in the net assets of an investee resulting from its acquisition of additional stock issued by the investee at a rate not proportionate to its existing equity ownership is charged to the additional paid-in capital and long-term investments accounts.

Unrealized intercompany gains and losses arising from sales from the Company to equity method investees are eliminated in proportion to the Company’s ownership percentage at end of period until realized through transactions with third parties. Intercompany gains and losses arising from transactions between the Company and majority-owned (above 50%) subsidiaries are eliminated entirely until realized through transactions with third parties.

Unrealized intercompany gains and losses due to sales from equity method investees to the Company are eliminated in proportion to the Company’s weighted-average ownership percentage of the investee until realized through transactions with third parties.

Unrealized intercompany gains and losses arising from transactions between two equity method investees are eliminated in proportion to the Company’s multiplied weighted-average ownership percentage with the investees until realized through transactions with third parties. Those intercompany gains and losses arising from transactions between two majority-owned subsidiaries are eliminated in proportion to the Company’s weighted-average ownership percentage in the subsidiary that incurred the gain or loss.

If the recoverable amount of investees accounted for under the equity method is less than its carrying amount, the difference is to be recognized as impairment loss in the current period.

The total value of an investment and related receivables cannot be negative. If, after the investment loss is recognized, the net book value of the investment is less than zero, the investment is reclassified to other liabilities-others on the balance sheet.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Interest incurred on loans used to finance the construction of property, plant and equipment is capitalized and depreciated accordingly. Maintenance and repairs are charged to expense as incurred. Significant renewals and improvements are treated as capital expenditures and are depreciated over their estimated useful lives. When property, plant and equipment are disposed, their original cost and accumulated depreciation are written off and the related gain or loss is classified as non-operating income or expense. Idle assets are classified as other assets at the lower of net book or net realizable value, with the difference charged to non-operating expenses.

Buildings	8 ~ 55 years

Machinery and equipment	5 years

Transportation equipment	4 ~ 5 years

Furniture and fixtures	2 ~ 14 years

Leased assets and leasehold improvements	The lease period or estimated economic life, whichever is shorter

Intangible Assets

Effective January 1, 2006, goodwill generated from business combinations is no longer subject to amortization.

Technological know-how is stated at cost and amortized over its estimated economic life using the straight-line method.

An impairment loss will be recognized when the decreases in fair value of intangible assets are other than temporary. The book value after recognizing the impairment loss is recorded as the new cost.

Deferred Charges

Deferred charges are stated at cost and amortized on a straight-line basis as follows: intellectual property license fees - select the shorter term of contract or estimated economic life of the related technology; and software - 3 years.

Prior to December 31, 2005, the issuance costs of convertible and exchangeable bonds were classified as deferred charges and amortized over the life of the bonds. Effective January 1, 2006, the unamortized amounts as of December 31, 2005 were reclassified as a bond discount and recorded as a deduction to bonds payable. The amounts are amortized using the effective interest method over the remaining life of the bonds. If the difference between the straight-line method and the effective interest method is immaterial, the amortization of the bond discount may be amortized using the straight-line method and recorded as the adjustment of interest expenses.

Convertible and Exchangeable Bonds

The excess of the stated redemption price over par value is accrued as interest payable and expensed over the redemption period using the effective interest method.

When convertible bondholders exercise their conversion rights, the book value of the bonds is credited to common stock at an amount equal to the par value of the common stock with the excess credited to additional paid-in capital. No gain or loss is recognized on bond conversion.

When exchangeable bondholders exercise their right to exchange their bonds for reference shares, the book value of the bonds is offset against the book value of the investments in reference shares and the related consolidated stockholders’ equity accounts, with the difference recognized as a gain or loss on disposal of investments.

In accordance with ROC SFAS No. 34, “Financial Instruments: Recognition and Measurement,” effective as of January 1, 2006, since the economic and risk characteristics of the embedded derivative instrument and the host contract are not clearly and closely related, derivative financial instruments embedded in exchangeable bonds shall be bifurcated and accounted as financial liabilities at fair value through profit or loss.

Pension Plan

All regular employees are entitled to a defined benefit pension plan that is managed by an independently administered pension fund committee. Fund assets are deposited in the committee’s name in the Bank of Taiwan and hence, not associated with UMC. Therefore, fund assets are not to be included in the Company’s consolidated financial statements. Pension benefits for employees of the Branch and overseas subsidiaries are provided in accordance with the local regulations.

The Labor Pension Act of the ROC (the Act), which adopts a defined contribution plan, became effective on July 1, 2005. Employees subject to the Labor Standards Law, a defined benefit plan, were allowed to choose to either elect the pension calculation under the Act or continue to be subject to the pension calculation under the Labor Standards Law. Those employees that elected to be subject to the Act will have their seniority achieved under the Labor Standards Law retained upon election of the Act, and the Company will make monthly contributions of no less than 6% of these employees’ monthly wages to the employees’ individual pension accounts.

The accounting for UMC’s pension liability is computed in accordance with ROC SFAS No.18. Net pension costs of the defined benefit plan are recorded based on an actuarial valuation. Pension cost components such as service cost, interest cost, expected return on plan assets, the amortization of net obligation at transition, pension gain or loss, and prior service cost, are all taken into consideration by the actuary. UMC recognizes expenses from the defined contribution pension plan in the period in which the contribution becomes due.

Employee Stock Option Plan

The Company uses intrinsic value method to recognize compensation cost for its employee stock options issued since January 1, 2004. Under the intrinsic value method, the Company recognizes the difference between the market price of the stock on date of grant and the exercise price of its employee stock option as compensation cost. The Company also discloses pro forma net income and earnings per share under the fair value method for options granted since January 1, 2004.

Treasury Stock

The Company adopted ROC SFAS No. 30, “Accounting for Treasury Stocks” which requires that treasury stock held by the Company to be accounted for under the cost method. The cost of treasury stock is shown as a deduction to consolidated stockholders’ equity, while any gain or loss from selling treasury stock is treated as an adjustment to additional paid-in capital. The Company’s stock held by its subsidiaries is also treated as treasury stock. Cash dividends received by subsidiaries from the Company are recorded as additional paid-in capital—treasury stock transactions.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, the product or service has been delivered, the seller’s price to the buyer is fixed or determinable and collectibility is reasonably assured. Most of the Company’s sales transactions have shipping terms of Free on Board (FOB) or Free Carrier (FCA) shipment in which title and the risk of loss or damage is transferred to the customer upon delivery of the product to a carrier approved by the customer.

Allowance for sales returns and discounts are estimated by taking into consideration of customer complaints, historical experiences, management judgment and any other known factors that might significantly affect collectibility. Such allowances are recorded in the same period in which sales are made.

Research and Development Expenditures

Research and development expenditures are charged to expenses as incurred.

Capital Expenditures Versus Operating Expenditures

An expenditure is capitalized when it is probable that the Company will receive future economic benefits associated with the expenditure. Otherwise, the expenditure is expensed as incurred.

Income Tax

The Company adopted ROC SFAS No. 22, “Accounting for Income Taxes” for inter-period and intra-period income tax allocation. The provision for income taxes includes deferred income tax assets and liabilities that are a result of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, loss carry-forward and investment tax credits. A valuation allowance on deferred income tax assets is provided to the extent that it is more likely than not that the tax benefits will not be realized. A deferred tax asset or liability is classified as current or noncurrent in accordance with the classification of its related asset or liability. However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, then it is classified as either current or noncurrent based on the expected reversal date of the temporary difference.

According to ROC SFAS No. 12, “Accounting for Income Tax Credits”, the Company recognizes the tax benefit from the purchase of equipment and technology, research and development expenditure, employee training, and certain equity investment by the flow-through method.

Income tax (10%) on unappropriated earnings is recorded as expense in the year in which the shareholders have resolved that the earnings shall be retained.

The Income Basic Tax Act of the R.O.C. (the IBTA) became effective on January 1, 2006. Set up by the Executive Yuan, the IBTA is a supplemental 10% tax that is payable if the income tax payable determined by the ROC Income Tax Act is below the minimum amount as prescribed by the IBTA. The IBTA is calculated based on taxable income as defined by the IBTA, which includes most income that is exempted from income tax under various legislations. The impact of the IBTA has been considered in the Company’s income tax for the current reporting period.

Earnings per Share

Earnings per share is computed according to ROC SFAS No. 24, “Earnings Per Share.” Basic earnings per share is computed by dividing net income (loss) by the weighted-average number of common shares outstanding during the current reporting period. Diluted earnings per share is computed by taking basic earnings per share into consideration plus additional common shares that would have been outstanding if the dilutive share equivalents had been issued. Net income (loss) is also adjusted for interest and other income or expenses derived from any underlying dilutive share equivalents. The weighted-average of outstanding shares is adjusted retroactively for stock dividends and bonus share issues.

Asset Impairment

Pursuant to ROC SFAS No. 35, the Company assesses indicators of impairment for all its assets (except for goodwill) within the scope of the standard at each balance sheet date. If impairment is indicated, the Company compares the asset’s carrying amount with the recoverable amount of the assets or the cash-generating unit (CGU) associated with the asset and writes down the carrying amount to the recoverable amount where applicable. The recoverable amount is defined as the higher of fair value less the costs to sell and the values in use. For previously recognized losses, the Company assesses at the balance sheet date any indication that the impairment loss no longer exists or may have diminished. If there is any such indication, the Company recalculates the recoverable amount of the asset, and if the recoverable amount has increased as a result of the increase in the estimated service potential of the assets, the Company reverses the impairment loss so that the resulting carrying amount of the asset does not exceed the amount (net of amortization or depreciation) that would otherwise result had no impairment loss been recognized for the assets in prior years.

In addition, a goodwill-allocated CGU or group of CGUs is tested for impairment each year, regardless of whether impairment is indicated. If an impairment test reveals that the carrying amount, including goodwill, of CGU or group of CGUs is greater than its recoverable amount, there is an impairment loss. The loss is first recorded against the CGU’s goodwill, with any remaining loss allocated to other assets on a pro rata basis proportionate to their carrying amounts. The write-down of goodwill cannot be reversed in subsequent periods under any circumstances.

Impairment losses and reversals are classified as non-operating loss and income, respectively.

3.	ACCOUNTING CHANGES

Goodwill

The Company adopted the amendments to ROC SFAS No. 1, “Conceptual Framework of Financial Accounting and Preparation of Financial Statements,” SFAS No. 5, “Long-Term Investments in Equity Securities,” and SFAS No. 25, “Business Combinations – Accounting Treatment under Purchase Method,” all of which have discontinued the amortization of goodwill effective January 1, 2006. As a result of adopting the revised SFAS No.1, revised SFAS No.5 and revised SFAS No.25 on January 1, 2006, the Company’s total assets as of June 30, 2006 are NT$440 million higher than if it had continued to account for goodwill under the prior year’s requirements. The consolidated net income and earnings per share for the six-month period ended June 30, 2006, are NT$440 million and NT$0.02 higher, respectively, than if the Company had continued to account for goodwill under the prior year’s requirements.

Financial Instruments

(1)	The Company adopted ROC SFAS No. 34, “Financial Instruments: Recognition and Measurement” and SFAS No. 36, “Financial Instruments: Disclosure and Presentation” to account for the financial instruments effective January 1, 2006.

(2)	The above changes in accounting principles increased the Company’s total assets, total liabilities, and stockholders’ equity as of January 1, 2006 by NT$24,246 million, NT$1,326 million, and NT$22,920 million, respectively; and resulted in an unfavorable cumulative effect of changes in accounting principles of NT$1,189 million deducted from consolidated net income, thereby reducing earnings per share by NT$0.06 for the six-month period ended June 30, 2006.

4.	CONTENTS OF SIGNIFICANT ACCOUNTS

(1)	CASH AND CASH EQUIVALENTS

	As of June 30,
	2007	2006
Cash
Cash on hand	$2,880	$13,396
Checking and savings accounts	5,879,774	3,600,285
Time deposits	60,197,601	88,662,377

Subtotal	66,080,255	92,276,058

Cash equivalents	19,528,185	12,362,663

Total	$85,608,440	$104,638,721

(2)	FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS, CURRENT

	As of June 30,
Held for trading	2007	2006
Listed stocks	$7,686,348	$1,138,214
Convertible bonds	111,010	313,439
Open-end fund	4,900	54,410

Total	$7,802,258	$1,506,063

During the six-month periods ended June 30, 2007 and 2006, net losses arising from the changes in fair value of financial assets at fair value through profit or loss, current, were NT$ 69 million and NT$250 million, respectively.

(3)	HELD-TO-MATURITY FINANCIAL ASSETS

	As of June 30,
	2007	2006
Credit-linked deposits and repackage bonds	$200,000	$1,119,656
Less: Non-current portion	—	(340,200)

Total	$200,000	$779,456

(4)	ACCOUNTS RECEIVABLE, NET

	As of June 30,
	2007	2006
Accounts receivable	$15,829,283	$15,340,782
Less: Allowance for sales returns and discounts	(453,282)	(743,998)
Less: Allowance for doubtful accounts	(2,479)	(164,440)

Net	$15,373,522	$14,432,344

(5)	INVENTORIES, NET

	As of June 30,
	2007	2006
Raw materials	$899,609	$975,028
Supplies and spare parts	2,065,283	1,935,813
Work in process	8,454,566	8,871,511
Finished goods	885,390	307,326

Total	12,304,848	12,089,678
Less: Allowance for loss on decline in market value and obsolescence	(819,877)	(988,113)

Net	$11,484,971	$11,101,565

Inventories were not pledged.

(6)	FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS, NONCURRENT

	As of June 30,
	2007	2006
Convertible bonds	$—	$460,663

During the six-month periods ended June 30, 2007 and 2006, net gain (loss) arising from the changes in fair value of financial assets at fair value through profit or loss, noncurrent, were net loss of NT$17 million and net gain of NT$79 million, respectively.

(7)	AVAILABLE-FOR-SALE FINANCIAL ASSETS, NONCURRENT

	As of June 30,
	2007	2006
Common stock	$60,571,122	$40,849,224
Preferred stock	—	1,416,479

Total	$60,571,122	$42,265,703

During the six-month periods ended June 30, 2007 and 2006, the total unrealized gain adjustment to consolidated stockholders’ equity due to changes in fair value of available-for-sale assets were NT$10,058 million and NT$6,747 million, respectively.

Additionally, the Company recognized gains of NT$3,737 million and NT$5,489 million due to the disposal of available-for-sale assets during the six-month periods ended June 30, 2007 and 2006, respectively.

(8)	FINANCIAL ASSETS MEASURED AT COST, NONCURRENT

	As of June 30,
	2007	2006
Common stock	$4,976,467	$3,154,881
Preferred stock	2,457,709	2,051,715
Funds	448,474	613,525

Total	$7,882,650	$5,820,121

(9)	LONG-TERM INVESTMENTS ACCOUNTED FOR UNDER THE EQUITY METHOD

a.	Details of long-term investments accounted for under the equity method are as follows:

	As of June 30,
	2007		2006
Investee Company	Amount	Percentage of Ownership or Voting Rights	Amount	Percentage of Ownership or Voting Rights
Listed companies
HOLTEK SEMICONDUCTOR INC.	$903,961	23.12	$922,620	24.67
ITE TECH. INC.	380,738	21.62	347,675	22.04
UNIMICRON TECHNOLOGY CORP. (UNIMICRON) (Note A)	—	—	4,531,744	20.40

Subtotal	1,284,699		5,802,039

Unlisted companies
PACIFIC VENTURE CAPITAL CO., LTD. (PACIFIC) (Note B)	127,379	49.99	277,379	49.99
MTIC HOLDINGS PTE LTD	78,805	49.94	—	—
ANOTO TAIWAN CORP.	27,169	49.00	38,466	49.00
Y.S. FINANCIAL ADVISORY CO., LTD	70,000	48.95	—	—
UWAVE TECHNOLOGY CORP. (UWAVE) (Note C)	—	48.64	53,778	48.64
UCA TECHNOLOGY INC.	35,179	48.33	69,543	49.50
SMEDIA TECHNOLOGY CORP.	130,963	47.72	49,496	38.25
MEGA MISSION LIMITED PARTNERSHIP	2,551,817	45.00	—	—
AEVOE INTERNATIONAL LTD.	9,256	44.33	—	—
ACHIEVE MADE INTERNATIONAL LTD.	25,610	43.29	—	—
UNITECH CAPITAL INC.	1,122,669	42.00	746,830	42.00
WALTOP INTERNATIONAL CORP.	117,669	40.00	116,616	40.00
YUNG LI INVESTMENTS, INC.	202,724	37.04	—	—
NEXPOWER TECHNOLOGY CORP.	295,176	36.66	6,672	40.00
HSUN CHIEH INVESTMENT CO., LTD. (Note D)	4,943,314	36.49	4,069,373	36.49
UC FUND II	252,127	35.45	135,476	35.45
CRYSTAL MEDIA INC.	51,300	34.03	9,558	34.36
XGI TECHNOLOGY INC.	72,600	31.56	118,723	31.66
ALLIANCE OPTOTEK CORP.	36,664	29.09	53,141	34.78
AMIC TECHNOLOGY CORP.	140,832	28.88	168,697	28.95
PARADE TECHNOLOGIES, LTD.	47,871	23.30	75,566	24.41
HIGH POWER LIGHTING CORP.	53,051	23.00	—	—
AFA TECHNOLOGY, INC.	80,589	22.32	50,425	27.45

	As of June 30,
	2007		2006
Investee Company	Amount	Percentage of Ownership or Voting Rights	Amount	Percentage of Ownership or Voting Rights
MOBILE DEVICES INC.	$24,791	21.16	$33,794	26.16
STAR SEMICONDUCTOR CORP.	—	—	40,076	41.52
AEVOE INC.	—	—	6,346	39.47
USBEST TECHNOLOGY INC.	—	—	67,969	33.80
HIGHLINK TECHNOLOGY CORP. (Note E)	—	—	401,827	30.62
U-MEDIA COMMUNICATIONS, INC.	—	—	29,019	26.26
EXCELLENCE OPTOELECTRONICS INC.	—	—	149,030	26.00
DAVICOM SEMICONDUCTOR, INC.	—	—	155,416	21.56
CHIP ADVANCED TECHNOLOGY INC.	—	—	21,490	21.47

Subtotal	10,497,555		6,944,706

Total	$11,782,254		$12,746,745

Note A:	As the UMC did not have significant influence after decreasing its percentage of ownership in UNIMICRON in November, 2006, the investee was classified as available-for-sale financial asset.
Note B:	On June 27, 2006, PACIFIC set July 3, 2006 as its liquidation date through decision at its shareholders’ meeting. The liquidation has not been completed as of June 30, 2007
Note C:	On June 29, 2007, UWAVE reached the decision of liquidation at its shareholders’ meeting. The liquidation has not been completed as of June 30, 2007
Note D:	As of January 27, 2006, the Company sold 58.5 million shares of HSUN CHIEH. UMC’s ownership percentage decreased from 99.97% to 36.49%. As HSUN CHIEH ceased to be a subsidiary, UMC’s stock held by HSUN CHIEH was reclassified from treasury stock to long-term investments accounted for under the equity method. The reclassification increased long-term investments accounted for under the equity method and stockholders’ equity by NT$10,881 million.
Note E:	As of March 1, 2007, HIGHLINK (an equity method investee) and EPITECH TECHNOLOGY CORP. (EPITECH) (accounted for as a noncurrent available-for-sale financial asset) merged into EPISTAR CORP. and was continued as EPISTAR CORP. (classified as a noncurrent available-for-sale financial asset after the merger).

During the transaction, 5.5 shares of the HIGHLINK were exchanged for 1 share of EPISTAR CORP. and 3.08 shares of the EPITECH were exchanged for 1 share of EPISTAR CORP.

b.	Total gains arising from investments accounted for under the equity method were NT$530 million and NT$296 million for the six-month periods ended June 30, 2007 and 2006, respectively. Among which, investment income amounted to NT$ 463 million and NT$473 million for the six-month periods ended June 30, 2007 and 2006, respectively, and the related long-term investment balances of NT$ 7,219 million and NT$6,018 million as of June 30, 2007 and 2006, respectively, were determined based on the investees’ financial statements audited by other auditors.

c.	The long-term investments were not pledged.

(10)	PROPERTY, PLANT AND EQUIPMENT

	As of June 30, 2007
	Cost	Accumulated Depreciation	Book Value
Land	$1,857,774	$—	$1,857,774
Buildings	21,639,715	(7,188,345)	14,451,370
Machinery and equipment	431,657,331	(319,394,572)	112,262,759
Transportation equipment	85,883	(60,896)	24,987
Furniture and fixtures	3,067,345	(2,406,341)	661,004
Leasehold improvements	43,351	(40,905)	2,446
Construction in progress and prepayments	19,660,008	—	19,660,008

Total	$478,011,407	$(329,091,059)	$148,920,348

	As of June 30, 2006
	Cost	Accumulated Depreciation	Book Value
Land	$1,901,659	$—	$1,901,659
Buildings	21,243,519	(6,427,320)	14,816,199
Machinery and equipment	400,335,575	(283,487,093)	116,848,482
Transportation equipment	90,084	(58,700)	31,384
Furniture and fixtures	2,919,197	(2,108,602)	810,595
Leasehold improvements	42,640	(39,388)	3,252
Construction in progress and prepayments	10,563,033	—	10,563,033

Total	$437,095,707	$(292,121,103)	$144,974,604

a.	Total interest expense before capitalization amounted to NT$153 million and NT$401 million for the six-month periods ended June 30, 2007 and 2006, respectively.

Details of capitalized interest are as follows:

	For the six-month period ended June 30,
	2007	2006
Machinery and equipment	$54,965	$—
Other property, plant and equipment	7,680	—

Total interest capitalized	$62,645	$—

Interest rates applied	0.67%~0.92%	—

b.	The property, plant, and equipment were not pledged.

(11)	OTHER ASSETS—OTHERS

	As of June 30,
	2007	2006
Leased assets	$1,224,825	$1,355,758
Deposits-out	752,062	636,630
Others	252,793	293,661

Total	$2,229,680	$2,286,049

Please refer to Note 6 for deposits-out pledged as collateral.

(12)	IMPAIRMENT

	For the six-month period ended June 30
	2007	2006
Available for sale financial assets, noncurrent	$162,481	$—
Financial assets measured at cost, noncurrent	86,074	—
Long-term investments accounted for under the equity method	—	21,807

Total	$248,555	$21,807

(13)	SHORT-TERM LOANS

	As of June 30,
	2007	2006
Unsecured bank loans	$364,329	$340,518

Interest rates	3.28%~5.835%	1.85%~5.94%

a.	The Company’s unused short-term lines of credits amounted to NT$12,401 million and NT$12,788 million as of June 30, 2007 and 2006, respectively.

b.	Assets pledged as collateral to secure these loans are detailed in Note 6.

(14)	FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS, CURRENT

	As of June 30
	2007	2006
Interest rate swaps	$423,226	$633,039
Derivatives embedded in exchangeable bonds	—	555,251
Forward contracts	—	640

Total	$423,226	$1,188,930

During the six-month periods ended June 30, 2007 and 2006, net gains arising from the changes in fair value of financial liabilities at fair value through profit or loss, current were NT$341 million and NT$106 million, respectively.

(15)	BONDS PAYABLE

	As of June 30
	2007	2006
Unsecured domestic bonds payable	$18,000,000	$25,250,000
Convertible bonds payable	13,956,129	17,884,222
Exchangeable bonds payable	—	3,101,961
Add: premiums on convertible bonds	—	6,205
Less: discounts on bonds payable	(34,456)	(120,985)

Total	31,921,673	46,121,403
Less: current portion	(24,426,911)	(12,921,369)

Net	$7,494,762	$33,200,034

a.	During the period from April 16 to April 27, 2001, UMC issued five-year and seven-year unsecured bonds totaling NT$15,000 million, each with face value of NT$7,500 million. The interest is paid annually with stated interest rates of 5.1195% through 5.1850% and 5.2170% through 5.2850%, respectively. The five-year bonds and seven-year bonds are repaid starting from April 2004 to April 2006 and April 2006 to April 2008, respectively, both in three annual installments at the rates of 30%, 30% and 40%. On April 27, 2006, the five-year bonds were fully repaid.

b.	During the period from October 2 to October 15, 2001, UMC issued three-year and five-year unsecured bonds totaling NT$10,000 million, each with a face value of NT$5,000 million. The interest was paid annually with stated interest rates of 3.3912% through 3.420% and 3.4896% through 3.520%, respectively. On October 15, 2006 and 2004, the five-year bonds and the three-year bonds were fully repaid, respectively.

c.	On May 10, 2002, UMC issued zero coupon exchangeable bonds listed on the EuroMTF Market of the Luxembourg Stock Exchange (LSE). The terms and conditions of the bonds are as follows:

(a)	Issue Amount: US$235 million

(b)	Period: May 10, 2002 ~ May 10, 2007

(c)	Redemption

i.	UMC may redeem the bonds, in whole or in part, after three months of the issuance and prior to the maturity date, at their principal amount if the closing price of the AU Optronics Corp. (AUO) common shares on the TSE, translated into US dollars at the prevailing exchange rate, for a period of 20 consecutive trading days, the last of which occurs not more than 10 days prior to the date upon which notice of such redemption is published, is at least 120% of the exchange price then in effect translated into US dollars at the rate of NT$34.645=US$ 1.00.

ii.	UMC may redeem the bonds, in whole, but not in part, if at least 90% in principal amount of the bonds has already been exchanged, redeemed or purchased and cancelled.

iii.	UMC may redeem all, but not part, of the bonds, at any time, in the event of certain changes in the R.O.C. tax rules which would require UMC to gross up for payments of principal, or to gross up for payments of interest or premium.

iv.	UMC will, at the option of the bondholders, redeem such bonds on February 10, 2005 at its principal amount.

(d)	Terms of Exchange

i.	Underlying securities: ADSs or common shares of AUO.

ii.	Exchange Period: The bonds are exchangeable at any time on or after June 19, 2002 and prior to April 10, 2007, into AUO common shares or AUO ADSs; provided, however, that if the exercise date falls within 5 business days from the beginning of, and during, any closed period, the right of the exchanging holder of the bonds to vote with respect to the shares it receives will be subject to certain restrictions.

iii.	Exchange Price and Adjustment: The exchange price is NT$44.3 per share, determined on the basis of a fixed exchange rate of NT$34.645=US$1.00. The exchange price will be subject to adjustments upon the occurrence of certain events set out in the indenture.

(e)	Exchange of the Bonds

As of June 30, 2007 and 2006, certain bondholders have exercised their rights to exchange their bonds with the total principal amount of US$235 million and US$139 million into AUO shares, respectively. Gains arising from the exercise of exchange rights during the six-month periods ended June 30, 2007 and 2006 amounted NT$2,782 million and NT$65 million, respectively, and were recognized as gains on disposal of investment.

(f)	Redemption at maturity date

At the maturity date of May 10, 2007, the Company had redeemed the bonds at 100% of the unpaid principal amount of US$0.3 million outstanding.

d.	During the period from May 21 to June 24, 2003, UMC issued five-year and seven-year unsecured bonds totaling NT$15,000 million, each with a face value of NT$7,500 million. The interest is paid annually with stated interest rates of 4.0% minus USD 12-Month LIBOR and 4.3% minus USD 12-Month LIBOR, respectively. Stated interest rates are reset annually based on the prevailing USD 12-Month LIBOR. The five-year bonds and seven-year bonds are repayable in 2008 and 2010, respectively, upon the maturity of the bonds.

e.	On October 5, 2005, UMC issued zero coupon convertible bonds on the LSE. The terms and conditions of the bonds are as follows:

(a)	Issue Amount: US$381.4 million

(b)	Period: October 5, 2005 ~ February 15, 2008 (Maturity date)

(c)	Redemption:

i.	On or at any time after April 5, 2007, if the closing price of the ADSs listed on the NYSE has been at least 130% of either the conversion price or the last adjusted conversion price, for 20 out of 30 consecutive ADS trading days, UMC may redeem all, but not some only, of the bonds.

ii.	If at least 90% in principal amount of the bonds have already been redeemed, repurchased, cancelled or converted, UMC may redeem all, but not some only, of the bonds.

iii.	In the event that UMC’s ADSs or shares have officially ceased to be listed or admitted for trading on the New York Stock Exchange or the Taiwan Stock Exchange, as the case may be, each bondholder shall have the right, at such bondholder’s option, to require UMC to repurchase all, but not in part, of such bondholder’s bonds at their principal amount.

iv.	In the event of certain changes in taxation in the R.O.C. resulting in UMC becoming required to pay additional amounts, UMC may redeem all, but not in part, of the bonds at their principal amount; bondholders may elect not to have their bonds redeemed by UMC in such event, in which case the bondholders shall not be entitled to receive payments of such additional amounts.

v.	If a change of control occurs with respect to UMC, each bondholder shall have the right at such bondholder’s option, to require UMC to repurchase all, but not in part, of such bondholder’s bonds at their principal amount.

vi.	UMC will pay the principal amount of the bonds at its maturity date, February 15, 2008.

(d)	Conversion:

i	Conversion Period: Except for the closed period, the bonds may be converted into UMC’s ADSs on or after November 4, 2005 and on or prior to February 5, 2008.

ii	Conversion Price and Adjustment: The conversion price is US$3.693 per ADS. The applicable conversion price will be subject to adjustments upon the occurrence of certain events set out in the indenture.

f.	On March 25, 2002, UMC’s subsidiary, UMC JAPAN (UMCJ), issued LSE- listed zero coupon convertible bonds with an aggregate principal amount of JPY17,000 million and the issue price was set at 101.75% of the principal amount. The terms and conditions of the bonds are as follows:

(a)	Final Redemption

Unless previously converted, purchased and cancelled or redeemed, the bonds must be redeemed on March 26, 2007 at their principal amount.

(b) Redemption at the Option of UMCJ

i. On or at any time after March 25, 2005, UMCJ may redeem all, but not part, of the bonds if the closing price of the shares on the Japan OTC Market is at least 120% of the conversion price then in effect for at least 20 out of 30 consecutive trading days ending on the trading day immediately prior to the date of the notice of redemption; or if the principal amount that has not been redeemed, repurchased and cancelled or converted is equal to or less than 10% of original aggregate principal amount.

ii.	In case of a corporate split or share exchange share transfer, UMCJ may redeem all, but not part, of the bonds on or prior to the effective date of the transaction, provided that UMCJ is not able to ensure that the bondholders have the right to receive shares which they would have received had the conversion rights been exercised prior to the transaction.

iii.	If a change in who controls UMCJ occurs, bondholders will be able to require UMCJ to redeem their bonds on the date that is 85 days after the change of control occurs.

(c)	Conversion Period

At any time on or after May 3, 2002 to and including March 19, 2007.

(d)	Conversion Price

The conversion price was set at JPY400,000 per share, subject to adjustments upon the occurrence of certain events set out in the indenture.

(e)	Reacquisition of the Bonds

As of June 30, 2007, UMCJ has reacquired and cancelled a total amount of JPY 11,630 million of the bonds from the open market. There was no reacquisition during the six-month period ended June 30, 2007.

As of June 30, 2006, UMCJ has reacquired and cancelled a total amount of JPY7,850 million and JPY7,650 million, respectively, of the bonds from the open market. There was no reacquisition during the six-month period ended June 30, 2006.

(f)	Redemption at maturity date

At the maturity date of March 26, 2007, UMCJ had redeemed the bonds at 100% of the principal amount of JPY 5,370 million outstanding.

g.	On November 25, 2003, UMCJ issued its second LSE-listed zero coupon convertible bonds with an aggregate principal amount of JPY21,500 million and the issue price was set at 101.25% of the principal amount. The terms and conditions of the bonds are as follows:

(a)	Final Redemption

Unless previously converted, purchased and cancelled or redeemed, the bonds must be redeemed on November 25, 2013 at their principal amount.

(b)	Redemption at the Option of UMCJ

i.	On or at any time after November 27, 2006, UMCJ may redeem all, but not part, of the bonds if the closing price of the shares on the Japan OTC Market is at least 120% of the conversion price then in effect for at least 20 out of 30 consecutive trading days ending on the trading day immediately prior to the date of the notice of redemption; or if the principal amount that has been redeemed, repurchased and cancelled or converted is equal to or less than 10% of original aggregate principal amount.

ii.	In case of a corporate split or share exchange share transfer, UMCJ may redeem all, but not part, of the bonds on or prior to the effective date of the transaction, provided that UMCJ is not able to ensure that the bondholders have the right to receive shares which they would have received had the conversion rights been exercised prior to the transaction.

iii.	If a change in who controls UMCJ occurs, bondholders will be able to require UMCJ to redeem their bonds on the date that is 70 days after the change of control occurs.

iv.	UMCJ will, at the option of the bondholders, redeem such bonds on November 26, 2007 at its principal amount.

(c)	Conversion Period

The conversion period may be any time on or after January 5, 2004 and on or prior to November 11, 2013.

(d)	Conversion Price

The conversion price was set at JPY187,500 per share, subject to adjustment upon the occurrence of certain events set out in the indenture.

(e)	Reacquisition of the Bonds

As of June 30, 2007, UMCJ has reacquired and cancelled JPY16,270 million and JPY8,430 million of the bonds from the open market. The corresponding gain on the reacquisition amounting to JPY22 million and it was recognized as other income.

As of June 30, 2006, UMCJ had reacquired JPY11,230 million from the open market and did not cancel any of the reacquired bonds. The corresponding gain on the reacquisition amounting to JPY17 million and it was recognized as other income.

h.	Repayments of the above-mentioned bonds in the future years are as follows:

(Assuming the convertible bonds is paid off upon maturity.)

Bonds repayable in	Amount
2007 (3rd quarter and thereafter)	$1,404,255
2008	23,051,874
2009	—
2010	7,500,000
2011 and thereafter	—

Total	$31,956,129

(16)	PENSION PLAN

a.	The Labor Pension Act of the R.O.C. (the Act), which adopts a defined contribution plan, became effective on July 1, 2005. Employees subject to the Labor Standards Law, a defined benefit plan, were allowed to choose to either elect the pension calculation under the Act or continue to be subject to the pension calculation under the Labor Standards Law. Those employees that elected to be subject to the Act will have their seniority achieved under the Labor Standards Law retained upon election of the Act, and UMC will make monthly contributions of no less than 6% of these employees’ monthly wages to the employees’ individual pension accounts. UMC and its domestic subsidiaries have made monthly contributions based on each individual employee’s salary or wage to employees’ pension accounts beginning July 1, 2005, and totaled of NT$196 million and NT$182 million were contributed by UMC and its domestic subsidiaries for the six-month periods ended June 30, 2007 and 2006, respectively. Pension benefits for employees of the Branch and subsidiaries overseas are provided in accordance with the local regulations, and during the six-month periods ended June 30, 2007 and 2006, the Company has made contributions of NT$63 million and NT$53 million, respectively.

b.	The defined benefit plan under the Labor Standards Law is disbursed based on the units of service years and the average salary in the last month of the service year. Two units per year are awarded for the first 15 years of services while one unit per year is awarded after the completion of the fifteenth year. The total units shall not exceed 45 units. In accordance to the plan, UMC contributes an amount equivalent to 2% of the employees’ total salaries and wages on a monthly basis to the pension fund deposited at the Bank of Taiwan in the name of an administered pension fund committee. Pension costs amounting to NT$111 million and NT$130 million were recognized for the six-month periods ended June 30, 2007 and 2006, respectively. The corresponding balances of the pension fund were NT$1,253 million and NT$1,142 million as of June 30, 2007 and 2006, respectively.

(17)	CAPITAL STOCK

a.	UMC had 26,000 million common shares authorized to be issued, and 18,845 million common shares were issued as of June 30, 2006, each at a par value of NT$10.

b.	UMC had issued a total of 277 million ADSs, which were traded on the NYSE as of June 30, 2006. The total number of common shares of UMC represented by all issued ADSs was 1,384 million shares as of June 30, 2006. One ADS represents five common shares.

c.	Among the employee stock options issued by UMC on October 7, 2002 and January 3, 2003, 47 million shares were exercised during the six-month period ended June 30, 2006. The issuance process through the authority had been completed.

d.	On May 22, 2006, UMC cancelled 1,000 million shares of treasury stocks, which were bought back during the period from February 16, 2007 to April 11, 2006 for retention of UMC’s creditability and stockholders’ interests.

e.	As recommended by the board of directors, and approved by the shareholders on the meeting held on June 12, 2006, UMC issued 225 million new shares from capitalization of retained earnings and additional paid-in capital that amounted to NT$2,249 million, of which NT$895 million was stock dividend, NT$459 million was employee bonus, and NT$895 million was additional paid-in capital. The issuance process through the authority had been completed.

f.	UMC had 26,000 million common shares authorized to be issued, and 19,144 million shares were issued as of June 30, 2007, each at a par value of NT$10.

g.	UMC had issued a total of 315 million ADSs, which were traded on the NYSE as of June 30, 2007. The total number of common shares of UMC represented by all issued ADSs was 1,576 million shares as of June 30, 2007. One ADS represents five common shares.

h.	Among the employee stock options issued by UMC on October 7, 2002, January 3, 2003 and October 13, 2004, 12 million shares were exercised during the six-month period ended June 30, 2007. The issuance process through the authority had been completed.

i.	Approved by the shareholder’s meeting on June 11, 2007, the Company had resolved to carry out a capital reduction of NT$ 57,394 million with the cancellation of 5,739 million of its outstanding shares. The capital reduction through the authority is still in process.

(18)	EMPLOYEE STOCK OPTIONS

On September 11, 2002, October 8, 2003, September 30, 2004, and December 22, 2005, the Company was authorized by the Securities and Futures Bureau of the Financial Supervisory Commission, Executive Yuan, to issue employee stock options with a total number of 1 billion, 150 million, 150 million, and 350 million units, respectively. Each unit entitles an optionee to subscribe to 1 share of the Company’s common stock. Settlement upon the exercise of the options will be made through the issuance of new shares by the Company. The exercise price of the options was set at the closing price of the Company’s common stock on the date of grant. The contractual life is 6 years and an optionee may exercise the options in accordance with certain schedules as prescribed by the plan starting 2 years from the date of grant. Detailed information relevant to the employee stock options is disclosed as follows:

Date of grant	Total number of options granted (in thousands)	Total number of options outstanding (in thousands)	Exercise price (NTD)
October 7, 2002	939,000	531,986	$15.7
January 3, 2003	61,000	44,411	$17.7
November 26, 2003	57,330	44,910	$24.7
March 23, 2004	33,330	21,575	$22.9
July 1, 2004	56,590	43,590	$20.7
October 13, 2004	20,200	12,332	$17.8
April 29, 2005	23,460	17,145	$16.4
August 16, 2005	54,350	39,160	$21.6
September 29, 2005	51,990	44,974	$19.7
January 4, 2006	39,290	28,130	$17.7
May 22, 2006	42,058	35,200	$19.2
August 24, 2006	28,140	24,070	$18.4

a.	A summary of the Company’s stock option plans, and related information for the six-month periods ended June 30, 2007 and 2006 are as follows:

	For the six-month period ended June 30,
	2007		2006
	Option (in thousands)	Weighted-average Exercise Price (NTD)	Option (in thousands)	Weighted-average Exercise Price (NTD)
Outstanding at beginning of period	913,958	$17.5	975,320	$17.3
Granted	—	$—	81,348	$18.4
Exercised	(11,918)	$15.7	(46,871)	$15.7
Forfeited	(14,557)	$19.7	(32,891)	$18.6

Outstanding at end of period	887,483	$17.5	976,906	$17.4

	For the six-month period ended June 30,
	2007		2006
	Option (in thousands)	Weighted-average Exercise Price (NTD)	Option (in thousands)	Weighted-average Exercise Price (NTD)
Exercisable at end of period	662,435	$16.7	502,264	$16.5

Weighted-average fair value of options granted during the year (NTD)	$—		$5.9

b.	The information of the Company’s outstanding stock options as of June 30, 2007 is as follows:

		Outstanding Stock Options			Exercisable Stock Options
Authorization Date	Range of Exercise Price	Option (in thousands)	Weighted-average Expected Remaining Years	Weighted-average Exercise Price (NTD)	Option (in thousands)	Weighted-average Exercise Price (NTD)
2002.09.11	$15.7 to $17.7	576,397	1.29	$15.9	576,133	$15.9
2003.10.08	$20.7 to $24.7	110,075	2.70	$22.8	72,405	$23.1
2004.09.30	$16.4 to $21.6	113,611	4.04	$19.7	13,897	$17.0
2006.12.22	$17.7 to $19.2	87,400	4.84	$18.5	—	$—

		887,483	2.17	$17.5	662,435	$16.7

c.	The Company uses intrinsic value method to recognize compensation costs for its employee stock options issued since January 1, 2004. The compensation costs for the six-month periods ended June 30, 2007 and 2006 are nil because the Company grants options with the exercise price equal to the current market price. Pro forma information using the fair value method on net income and earnings per share is as follows:

	For the six-month period ended June 30, 2007
	Basic earnings per share	Diluted earnings per share
Net income	$6,369,668	$6,497,263
Earnings per share (NTD)	$0.36	$0.35
Pro forma net income	$6,166,802	$6,294,397
Pro forma earnings per share (NTD)	$0.35	$0.34

	For the six-month period ended June 30, 2006 (retroactively adjusted)
	Basic earnings per share	Diluted earnings per share
Net income	$18,337,788	$18,175,519
Earnings per share (NTD)	$1.00	$0.96
Pro forma net income	$18,147,409	$17,985,140
Pro forma earnings per share (NTD)	$0.99	$0.95

The fair value of the options granted was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions for the six-month periods ended June 30, 2006: expected dividend yield of 1.37%; volatility factor of the expected market price of the Company’s common stock of 37.09%~41.14%; risk-free interest rate of 1.88%~2.28%; and expected life of the options of 4~5 years.

(19)	TREASURY STOCK

a.	UMC bought back its own shares from the open market during the six-month periods ended June 30, 2007 and 2006. Details of the treasury stock transactions are as follows:

For the six-month period ended June 30, 2007

(In thousands of shares)

Purpose	As of January 1, 2007	Increase	Decrease	As of June 30, 2007
For transfer to employees	842,067	—	—	842,067
For conversion of the convertible bonds into shares	500,000	—	—	500,000

Total shares	1,342,067	—	—	1,342,067

For the six-month period ended June 30, 2006

(In thousands of shares)

Purpose	As of January 1, 2006	Increase	Decrease	As of June 30, 2006
For transfer to employees	442,067	243,171	—	685,238
For conversion of the convertible bonds into shares	500,000	—	—	500,000
For retainment of UMC’s creditability and stockholders’ interests	—	1,000,000	1,000,000	—

Total shares	942,067	1,243,171	1,000,000	1,185,238

b.	According to the Securities and Exchange Law of the R.O.C., the total shares of treasury stock shall not exceed 10% of the UMC’s issued stock, and the total purchase amount shall not exceed the sum of the retained earnings, additional paid-in capital – premiums, and realized additional paid-in capital. As such, the maximum shares of treasury stock that UMC could hold as of June 30, 2007 and 2006, were 1,914 million shares and 1,885 million shares, while the ceiling amount were NT$86,687 million and NT$80,233 million, respectively.

c.	In compliance with Securities and Exchange Law of the R.O.C., treasury stock should not be pledged, nor should it be entitled to voting rights or receive dividends. Stock held by subsidiaries is treated as treasury stock. These subsidiaries have the same rights as other stockholders except for subscription to new stock issuance. Starting June 22, 2005, stocks held by subsidiaries no longer have voting rights according to the revised Companies Act.

d.	As of June 30, 2007, UMC’s subsidiary, FORTUNE VENTURE CAPITAL CORP., held 22 million shares of UMC’s stock, with a book value of NT$19.85 per share. The closing price on June 30, 2007 was NT$19.85.

As of June 30, 2006, UMC’s subsidiaries, FORTUNE VENTURE CAPITAL CORP., held 22 million shares of UMC’s stock, with a book value of NT$19.40 per share. The closing price of UMC’s stock during June 30, 2006 was NT$19.40.

(20)	RETAINED EARNINGS AND DIVIDEND POLICIES

According to UMC’s Articles of Incorporation, current year’s earnings, if any, shall be distributed in the following order:

a.	Payment of all taxes and dues;

b.	Offset prior years’ operation losses;

c.	Set aside 10% of the remaining amount after deducting items (a) and (b) as a legal reserve;

d.	Set aside 0.1% of the remaining amount after deducting items (a), (b), and (c) as directors’ and supervisors’ remuneration; and

e.	After deducting items (a), (b), and (c) above from the current year’s earnings, no less than 5% of the remaining amount together with the prior years’ unappropriated earnings is to be allocated as employees’ bonus, which will be settled through issuance of new shares of UMC, or cash. Employees of UMC’s subsidiaries, meeting certain requirements determined by the board of directors, are also eligible for the employees’ bonus.

f.	The distribution of the remaining portion, if any, will be recommended by the board of directors and subject to the shareholders’ approval.

The policy for dividend distribution should reflect factors such as the current and future investment environment, fund requirements, domestic and international competition and capital budgets; as well as the benefit of shareholders, share bonus equilibrium, and long-term financial planning. The board of directors shall make the distribution proposal annually and present it at the shareholders’ meeting. UMC’s Articles of Incorporation further provide that no more than 80% of the dividends to shareholders, if any, may be paid in the form of stock dividends. Accordingly, at least 20% of the dividends must be paid in the form of cash.

The distributions of retained earnings for the years 2006 and 2005 were approved through the shareholders’ meetings held on June 11, 2007 and June 12, 2006, respectively. The details of distribution are as follows:

	2006	2005
Cash Dividend	$0.70 per share	$0.40 per share
Stock Dividend	—	$0.05 per share
Employees’ bonus – Cash Dividend (NTD thousands)	2,324,120	305,636
Employees’ bonus – Stock Dividend (NTD thousands)	—	458,455
Directors’ and Supervisors’ remuneration (NTD thousands)	15,494	6,324

Pursuant to Article 41 of the Securities and Exchange Law of the R.O.C., a special reserve is set aside from the current net income and unappropriated earnings for items that are accounted for as deductions to consolidated stockholders’ equity such as unrealized loss on long-term investment and cumulative translation adjustments. However, there are the following exceptions for UMC’s investees’ unrealized loss on long-term investments arising from the merger, which was recognized by UMC in proportion to UMC’s ownership percentage:

a.	According to the explanatory letter No. 101801 of the Securities and Futures Commission (SFC), if UMC recognizes the investees’ additional paid-in capital - excess from the merger in proportion to the ownership percentage, then the special reserve is exempted for the amount originated from the acquisition of the long-term investments.

b.	If UMC and its investees transfer a portion of the additional paid-in capital to increase capital, a special reserve equal to the amount of the transfer shall be provided according to the explanatory letter No. 101801-1 of the SFC.

c.	In accordance with the explanatory letter No. 170010 of the SFC applicable to listed companies, in the case where the market value of UMC’s stock held by its subsidiaries at period-end is lower than the book value, a special reserve shall be provided in UMC’s accounts in proportion to its ownership percentage.

For the 2005 appropriations approved by the shareholders’ meeting on June 12, 2006, unrealized loss on long-term investments exempted from the provision of special reserve pursuant to the above regulations amounted to NT$18,208 million.

(21)	OPERATING COSTS AND EXPENSES

The Company’s personnel, depreciation, and amortization expenses are summarized as follows:

	For the six-month period ended June 30,
	2007			2006
	Operating costs	Operating expenses	Total	Operating costs	Operating expenses	Total
Personnel expenses
Salaries	$4,951,304	$1,907,137	$6,858,441	$3,758,861	$1,420,755	$5,179,616
Labor and health insurance	276,267	102,040	378,307	269,519	98,155	367,674
Pension	277,286	92,722	370,008	274,871	89,604	364,475
Other personnel expenses	52,804	35,903	88,707	146,977	63,564	210,541
Depreciation	17,511,805	1,019,972	18,531,777	22,473,868	1,130,829	23,604,697
Amortization	39,973	608,625	648,598	106,526	839,356	945,882

(22)	INCOME TAX

a.	Reconciliation between the income tax expense and the income tax calculated on pre-tax financial statement income based on the statutory tax rate is as follows:

	For the six-month period ended June 30,
	2007	2006
Income tax on pre-tax income at statutory tax rate	$2,498,211	$5,012,988
Permanent and temporary differences	(2,464,882)	(4,478,501)
Change in investment tax credit	2,456,272	(340,595)
Change in loss carry-forward	83,766	—
Change in valuation allowance	(2,081,677)	79,728
Income Basic Tax	313,163	1,171,439
Estimated 10% income tax on unappropriated earnings	9	—
Adjustment of prior year’s tax expense	(26,165)	(15,684)
Income tax on interest revenue separately taxed	402	432
Others	13,900	(16,649)

Income tax expense	$792,999	$1,413,158

b.	Significant components of deferred income tax assets and liabilities are as follows:

	As of June 30,
	2007		2006
	Amount	Tax effect	Amount	Tax effect
Deferred income tax assets
Investment tax credit		$12,536,459		$14,024,212
Depreciation	$24,612	9,664	$184,795	74,357
Loss carry-forward	9,977,827	3,254,694	15,931,330	4,732,244
Pension	3,144,611	787,587	3,052,004	762,700
Allowance on sales returns and discounts	376,246	94,929	746,888	188,003
Allowance for loss on decline in market value and obsolescence of inventories	739,808	192,060	795,498	198,875
Others	1,827,514	492,290	1,871,165	533,759

Total deferred income tax assets		17,367,683		20,514,150
Valuation allowance		(9,795,583)		(11,134,292)

Net deferred income tax assets		7,572,100		9,379,858

Deferred income tax liabilities
Unrealized exchange gain	(613)	(153)	(469,917)	(117,479)
Depreciation	(5,732,562)	(1,433,140)	(6,078,835)	(1,519,709)
Others	(2,303,760)	(559,710)	(2,381,102)	(615,984)

Total deferred income tax liabilities		(1,993,003)		(2,253,172)

Total net deferred income tax assets		$5,579,097		$7,126,686

Deferred income tax assets – current		$5,163,000		$6,242,469
Deferred income tax liabilities – current		(205,650)		(322,977)
Valuation allowance		(2,796,396)		(3,153,314)

Net		2,160,954		2,766,178

Deferred income tax assets – noncurrent		12,204,683		14,271,681
Deferred income tax liabilities – noncurrent		(1,787,353)		(1,930,195)
Valuation allowance		(6,999,187)		(7,980,978)

Net		3,418,143		4,360,508

Total net deferred income tax assets		$5,579,097		$7,126,686

c.	UMC’s income tax returns for all the fiscal years up to 2003 have been assessed and approved by the ROC Tax Authority.

d.	UMC was granted several four or five-year income tax exemption periods with respect to income derived from the expansion of operations. The starting dates of the exemption periods attributable to the expansion in 2002 and 2003 have not yet been decided. The income tax exemption for other periods will expire on December 31, 2012.

e.	The Company earns investment tax credits for the amount invested in production equipment, research and development, and employee training.

As of June 30, 2007, the Company’s unused investment tax credits were as follows:

Expiration Year	Investment tax credits earned	Balance of unused investment tax credits
2007	$1,641,210	$652,097
2008	6,317,344	6,317,344
2009	2,572,677	2,572,677
2010	1,644,802	1,644,802
2011	1,349,539	1,349,539

Total	$13,525,572	$12,536,459

f.	Under the rules of the Income Tax Law of the R.O.C., net losses can be carried forward for 5 years. As of June 30, 2007, the unutilized accumulated losses were as follows:

Expiration Year	Accumulated losses	Unutilized Accumulated losses
2007	$3,832,325	$3,832,325
2008	188,313	188,313
2009	502,737	502,737
2010	392,049	392,049
2011	184,246	184,246
2012	3,460,281	3,460,281
2013	937,444	937,444
2014	480,432	480,432

Total	$9,977,827	$9,977,827

g.	The expected creditable ratio for 2006 and the actual creditable ratio for 2005 was 11.88% and 0%, respectively.

	June 30, 2006	June 30, 2006
Imputation credit	$2,112,438	$9,224

h.	UMC’s earnings generated in the year ended December 31, 1997 and prior years have been fully appropriated.

(23)	EARNINGS PER SHARE

a.	The Company’s capital structure is composed mainly of zero coupon convertible bonds and employee stock options. Therefore, in consideration of such complex structure, the calculated basic and diluted earnings per share for the six-month periods ended June 30, 2007 and 2006, are disclosed as follows:

	For the six-month period ended June 30, 2007
	Amount			Earnings per share-basic (NTD)
	Income before income tax	Net income	Shares expressed in thousands	Income before income tax	Net income
Earning per share-basic (NTD)
Income from operations of continued segments attributable to shareholders of the parent	$7,182,782	$6,369,668	17,777,875	$0.40	$0.36
Cumulative effect of changes in accounting principles attributable to shareholders of the parent	—	—		—	—

Net income	$7,182,782	$6,369,668		$0.40	$0.36

Effect of dilution
Employee stock options	$—	$—	122,417
Convertible bonds payable	133,258	127,595	516,382
Earning per share-diluted:
Income from operations of continued segments attributable to shareholders of the parent	$7,316,040	$6,497,263	18,416,674	$0.39	$0.35
Cumulative effect of changes in accounting principles attributable to shareholders of the parent	—	—		—	—

Net income	$7,316,040	$6,497,263		$0.39	$0.35

	For the six-month period ended June 30, 2006 (retroactively adjusted)
	Amount			Earnings per share-basic (NTD)
	Income before income tax	Net income	Shares expressed in thousands	Income before income tax	Net income
Earning per share-basic (NTD)
Income from operations of continued segments attributable to shareholders of the parent	$20,938,154	$19,526,303	18,382,155	$1.14	$1.06
Cumulative effect of changes in accounting principles attributable to shareholders of the parent	(1,188,515)	(1,188,515)		(0.06)	(0.06)

Net income	$19,749,639	$18,337,788		$1.08	$1.00

Effect of dilution
Employee stock options	$—	$—	131,297
Convertible bonds payable	(156,606)	(162,269)	516,382
Earning per share-diluted:
Income from operations of continued segments attributable to shareholders of the parent	20,781,548	19,364,034	19,029,834	$1.09	$1.02
Cumulative effect of changes in accounting principles attributable to shareholders of the parent	(1,188,515)	(1,188,515)		(0.06)	(0.06)

Net income	$19,593,033	$18,175,519		$1.03	$0.96

5.	RELATED PARTY TRANSACTIONS

(1)	Name and Relationship of Related Parties

Name of related parties	Relationship with UMC
UNITECH CAPITAL INC.	Equity Investee
MEGA MISSION LIMITED PARTNERSHIP	Equity Investee
MTIC HOLDINGS PTE. LTD.	Equity Investee
HSUN CHIEH INVESTMENT CO., LTD.	Equity Investee
HOLTEK SEMICONDUCTOR INC. (HOLTEK)	Equity Investee
ITE TECH. INC.	Equity Investee
AMIC TECHNOLOGY CORP.	Equity Investee
PACIFIC VENTURE CAPITAL CO., LTD.	Equity Investee
XGI TECHNOLOGY INC.	Equity Investee
HIGHLINK TECHNOLOGY CORP. (merged into EPISTAR CORP. since March 2007)	Equity Investee

Name of related parties	Relationship with UMC
NEXPOWER TECHNOLOGY CORP.	Equity Investee
SILICON INTEGRATED SYSTEMS CORP. (SIS)	UMC’s director
UWAVE TECHNOLOGY CORP.	Subsidiary’s equity investee
UCA TECHNOLOGY INC.	Subsidiary’s equity investee
AFA TECHNOLOGY, INC.	Subsidiary’s equity investee
STAR SEMICONDUCTOR CORP. (No longer an subsidiary’s equity investee since March 2007)	Subsidiary’s equity investee
USBEST TECHNOLOGY INC. (No longer an subsidiary’s equity investee since February 2007)	Subsidiary’s equity investee
SMEDIA TECHNOLOGY CORP.	Subsidiary’s equity investee
U-MEDIA COMMUNICATIONS, INC.	Subsidiary’s equity investee
CRYSTAL MEDIA INC.	Subsidiary’s equity investee
MOBILE DEVICES INC.	Subsidiary’s equity investee
CHIP ADVANCED TECHNOLOGY INC.	Same chairman with the Company’s subsidiary

(2)	Significant Related Party Transactions

a.	Operating revenues

	For the six-month period ended June 30,
	2007		2006
	Amount	Percentage	Amount	Percentage
SIS	$426,549	1	$1,878,351	3
Others	840,616	2	815,173	2

Total	$1,267,165	3	$2,693,524	5

The sales price to the above related parties was determined through mutual agreement based on the market conditions. The collection period for overseas sales to related parties was net 60 days, while the terms for domestic sales were month-end 45~60 days. The collection period for third party overseas sales was net 30~60 days, while the terms for third party domestic sales were month-end 30~60 days.

b.	Notes receivable

	As of June 30,
	2007		2006
	Amount	Percentage	Amount	Percentage
HOLTEK	$44,134	93	$68,752	42
Others	—	—	36	—

Total	$44,134	93	$68,788	42

c.	Accounts receivable, net

	As of June 30,
	2007		2006
	Amount	Percentage	Amount	Percentage
SIS	$69,244	1	$342,930	2
Others	343,934	2	319,428	2

Total	413,178	3	662,358	4

Less: Allowance for sales returns and discounts	(7,316)		(17,887)
Less: Allowance for doubtful accounts	—		(5,440)

Net	$405,862		$639,031

6.	ASSETS PLEDGED AS COLLATERAL

The assets pledged of the Company were as follows:

As of June 30, 2007

	Amount	Party to which asset(s) was pledged	Purpose of pledge
Deposit-out	$621,597	Customs	Customs duty

(Time deposit)			guarantee

As of June 30, 2006

	Amount	Party to which asset(s) was pledged	Purpose of pledge
Deposit-out	$525,846	Customs	Customs duty

(Time deposit)			guarantee

7.	COMMITMENTS AND CONTINGENT LIABILITIES

(1)	UMC has entered into several patent license agreements and development contracts of intellectual property for a total contract amount of approximately NT$19.5 billion. Royalties and development fees for the future years are NT$5.2 billion as of June 30, 2007.

(2)	UMC signed several construction contracts for the expansion of its factory space. As of June 30, 2007, these construction contracts have amounted to approximately NT$5.2 billion and the unpaid portion of the contracts, which was not accrued, was approximately NT$2.2 billion.

(3)	The Company entered into several operating lease contracts for land. These renewable operating leases are set to expire in various years through to 2032 and are renewable. Future minimum lease payments under those leases are as follows:

For the year ended December 31,	Amount
2007 (3rd quarter and thereafter)	$145,688
2008	284,330
2009	267,194
2010	254,856
2011	247,690
2012 and thereafter	2,120,608

Total	$3,320,366

(4)	UMC entered into several wafer-processing contracts with its principal customers. According to the contracts, UMC shall guarantee processing capacity, while these customers make deposits to UMC.

(5)	UMC has entered into contracts for the purchase of materials and masks with certain vendors. As of June 30, 2007, the commitment of these construction contracts has amounted to approximately NT$6.6 billion, and the unpaid portion of the contracts, which was not accrued, was approximately NT$4.7 billion.

(6)	On February 15, 2005, the Hsinchu District Prosecutor’s Office conducted a search of UMC’s facilities. On February 18, 2005, UMC’s former Chairman Mr. Robert H.C. Tsao, released a public statement, explaining that its assistance to Hejian Technology Corp. (Hejian) did not involve any investment or technology transfer. Furthermore, from the very beginning there was a verbal indication that, at the proper time, UMC would be compensated appropriately for its assistance, and circumstances permitting, at some time in the future, it will push through the merger between two companies. However, no promise was made by UMC and no written agreement was made and executed. Upon UMC’s request to materialize the said verbal indication by compensating in the form of either cash or equity, the Chairman of the holding company of Hejian offered 15% of the approximately 700 million outstanding shares of the holding company of Hejian in return for UMC’s past assistance and for continued assistance in the future.

Immediately after UMC had received such offer, it filed an application with the Investment Commission of the Ministry of Economic Affairs on March 18, 2005 (Ref. No. 94-Lian-Tung-Tzu-0222), for their executive guidance for the successful transfer of said shares to UMC. The shareholders meeting dated June 13, 2005 resolved that to the extent permitted by law UMC shall try to get the 15% of the outstanding shares offered by the holding company of Hejian as an asset of UMC.

The holding company of Hejian offered 106 million shares of its outstanding common shares in return for UMC’s assistance. The holding company of Hejian has put all such shares in escrow. UMC was informed of such escrow on August 4, 2006. The subscription price per share of the holding company of Hejian in the last offering was US$1.1. Therefore, the total market value of the said shares is worth more than US$110 million. However, UMC may not acquire the ownership of nor exercise the rights of the said shares with any potential stock dividend or cash dividend distributed in the future until the ROC laws and regulations allow UMC to acquire and exercise. In the event that any stock dividend or cash dividend is distributed, UMC’s stake in the holding company of Hejian will accumulate accordingly.

In April 2005, UMC’s former Chairman Mr. Robert H.C. Tsao was personally fined with in the aggregate amount of NT$3 million by the Financial Supervisory Commission, Executive Yuan, R.O.C. (ROC FSC) for failure to disclose material information relating to Hejian in accordance with applicable rules. As a result of the imposition of the fines by the ROC FSC, UMC was also fined in the amount of NT$30,000 by Taiwan Stock Exchange (TSE) for the alleged non-compliance with the disclosure rules in relation to the material information. UMC and its former Chairman Mr. Robert H.C. Tsao have filed for administrative appeal and reconsideration with the Executive Yuan, R.O.C. and TSE, respectively. Mr. Robert H.C. Tsao’s administrative appeal was dismissed by the Execution Yuan, R.O.C. on February 21, 2006 and the ROC FSC transferred the case against Mr. Robert H.C. Tsao to the Administrative Enforcement Agency for enforcement of the fine. Mr. Robert H.C. Tsao has filed an administrative action against the ROC FSC with Taipei High Administrative Court on April 14, 2006. As of June 30, 2007, the result of such reconsideration and administrative action has not been finalized. The case is being processed in Taipei High Administrative Court.

For UMC’s assistance to Hejian Technology Corp., UMC’s former Chairman Mr. Robert H.C. Tsao, former Vice Chairman Mr. John Hsuan, and Mr. Duen-Chian Cheng, the General Manager of Fortune Venture Capital Corp., which is 99.99% owned by UMC, were indicted for violating the Business Entity Accounting Law and breach of trust under the Criminal Law by Hsinchu District Court’s Prosecutor’s Office on January 9, 2006. Mr. Robert H.C. Tsao and Mr. John Hsuan had officially resigned from their positions of UMC’s Chairman, Vice Chairman and directors prior to the announcement of the prosecution; for this reason, at the time of the prosecution, Mr. Robert H.C. Tsao and Mr. John Hsuan no longer served as UMC’s directors and had not executed their duties as UMC’s Chairman and Vice Chairman. In the future, if a guilty judgment is pronounced by the court, such consequences would be Mr. Robert H.C. Tsao, Mr. John Hsuan and Mr. Duen-Chian Cheng’s personal concerns only; UMC would not be subject to indictment regarding this case.

On February 15, 2006, UMC was fined in the amount of NT$5 million for unauthorized investment activities in Mainland China, implicating violation of Article 35 of the Act “Governing Relations Between Peoples of the Taiwan Area and the Mainland Area” by the R.O.C. Ministry of Economic Affairs (MOEA). However, as UMC believes it was illegally and improperly fined, UMC had filed an administrative appeal against MOEA to the Executive Yuan on March 16, 2006. On October 19, 2006, Executive Yuan denied the administrative appeal filed by UMC. UMC had filed an administrative litigation case against MOEA on December 8, 2006. Taipei High Administrative Court had announced and reversed MOEA’s administrative sanction on July 19, 2007. As of the reporting date, UMC is not aware whether MOEA has had an appeal against UMC.

8.	SIGNIFICANT DISASTER LOSS

None.

9.	SIGNIFICANT SUBSEQUENT EVENT

On July 17, 2007 the Company cancelled 192 million shares of treasury stocks, which were bought back during the period from March 24, 2004 to May 23, 2004 for transfer to employees.

10.	OTHERS

(1)	Certain comparative amounts have been reclassified to conform to the current year’s presentation.

(2)	Financial risk management objectives and policies

UMC’s principal financial instruments, other than derivatives, is comprise of cash and cash equivalents, common stock, preferred stock, convertible bonds, open-end funds, bank loans, and bonds payable. The main purpose of these financial instruments is to manage financing for UMC’s operations. UMC also holds various other financial assets and liabilities such as accounts receivable and accounts payable, which arise directly from its operations.

UMC also enters into derivative transactions, including credit-link deposits, interest rate swaps and forward currency contracts. The purpose of these derivative transactions is to mitigate interest rate risk and foreign currency exchange risks arising from UMC’s operations and financing activities.

The main risks arising from UMC’s financial instruments include cash flow interest rate risk, foreign currency risk, commodity price risk, credit risk, and liquidity risk.

Cash flow interest rate risk

UMC utilizes interest rate swap agreements to avoid its cash flow interest rate risk on its counter-floating rate of unsecured domestic bonds issued during the period from May 21 to June 24, 2003. The periods of the interest rate swap agreements are the same as those of the domestic bonds, which are five and seven years. The floating rate is reset annually.

Foreign currency risk

UMC has foreign currency risk arising from purchases or sales. UMC utilizes spot or forward contracts to avoid foreign currency risk. UMC buys or sells the same amount of foreign currency with hedged through forward hedging items for contracts. In principal, UMC does not carry out any forward contracts for uncertain commitments.

Commodity price risk

UMC’s exposure to commodity price risk is minimal.

Credit risk

UMC trades only with established and creditworthy third parties. It is UMC’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis, which consequently minimizes UMC’s exposure to bad debts.

With respect to credit risk arising from the other financial assets of UMC, which are comprised of cash and cash equivalents, available-for-sale financial assets and certain derivative instruments, UMC’s exposure to credit risk arising from the default of counter-parties is limited to the carrying amount of these instruments.

Although UMC trades only with established third parties, it will request collateral to be provided by third parties with less favorable financial positions.

Liquidity risk

UMC’s objective is to maintain a balance of funding continuity and flexibility through the use of financial instruments such as cash and cash equivalents, bank loans and bonds.

(3)	Information of financial instruments

a.	Fair value of financial instruments

	As of June 30,
	2007		2006
	Book Value	Fair Value	Book Value	Fair Value
Financial Assets
Non-derivative
Cash and cash equivalents	$85,608,440	$85,608,440	$104,638,721	$104,638,721
Financial assets at fair value through profit or loss, current	7,802,258	7,802,258	1,506,063	1,506,063
Held-to-maturity financial assets, current	200,000	200,000	779,456	779,456
Notes and accounts receivable	16,428,075	16,428,075	16,149,226	16,149,226
Financial assets at fair value through profit or loss, noncurrent	—	—	460,663	460,663
Available-for-sale financial assets, noncurrent	60,571,122	60,571,122	42,265,703	42,265,703
Held-to-maturity financial assets, noncurrent	—	—	340,200	340,200
Financial assets measured at cost, noncurrent	7,882,650	—	5,820,121	—
Long-term investments accounted for under the equity method	11,782,254	15,528,300	12,746,745	18,553,433
Prepayment for long-term investment	247,712	—	—	—
Deposits-out	752,062	752,062	636,630	636,630

Financial Liabilities
Non-derivative
Short-term loans	364,329	364,329	340,518	340,518
Payables	32,201,264	32,201,264	25,755,247	25,755,247
Capacity deposits (current portion)	174,020	174,020	892,482	892,482
Bonds payable (current portion included)	31,921,673	31,974,788	46,121,403	46,669,976

Derivative
Interest rate swaps	$423,226	$423,226	$633,039	$633,039
Derivatives embedded in exchangeable bonds	—	—	555,251	555,521
Forward contracts	—	—	640	640

b.	The methods and assumptions used to measure the fair value of financial instruments are as follows:

i.	The book value of short-term financial instruments approximates to fair value due to their short maturities. Short-term financial instruments include cash and cash equivalents, notes receivable, accounts receivable, current portion of capacity deposits, and payables.

ii.	The fair value of financial assets at fair value through profit or loss and available-for-sale financial assets are based on the quoted market price.

iii.	The fair value of held-to-maturity financial assets and long-term investments accounted for under equity method are based on the quoted market prices. If market prices are unavailable, UMC estimates the fair value based on the book values.

iv.	The fair value of financial assets measured at cost and prepayment for long-term investment are unable to estimate since there is no active market in trading those unlisted investments.

v.	The fair value of deposits-out is based on their book value since the deposit periods are principally within one year and renewed upon maturity.

vi.	The fair value of bonds payable is determined by the market values.

vii.	The fair value of derivative financial instruments is based on the amount UMC expects to receive (positive) or to pay (negative) assuming that the contracts are settled in advance at the balance sheet date.

c.	The fair value of UMC’s financial instruments is determined by the quoted prices in active markets, or if the market for a financial instrument is not active, UMC establishes fair value by using a valuation technique:

	Active Market Quotation		Valuation Technique
Non-derivative
Financial Instruments	2007.06.30	2006.06.30	2007.06.30	2006.06.30

Financial assets
Financial assets at fair value through profit or loss, current	$7,802,258	$1,506,063	$—	$—
Financial assets at fair value through profit or loss, noncurrent	—	460,663	—	—

	Active Market Quotation		Valuation Technique
Non-derivative
Financial Instruments	2007.06.30	2006.06.30	2007.06.30	2006.06.30

Available-for-sale financial assets, noncurrent	$60,571,122	$42,265,703	$—	$—
Long-term investments accounted for under the equity method	15,528,300	18,553,433	—	—
Financial liabilities
Bonds payable (current portion included)	31,974,788	46,669,976	—	—
Derivative Financial Instruments
Financial liabilities
Interest rate swaps	—	—	423,226	633,039
Derivatives embedded in exchangeable bonds	—	—	—	555,251

d.	UMC recognized gains in NT$341 million and NT$99 million arising from the changes in fair value of financial liabilities at fair value through profit or loss for the six-month periods ended June 30, 2007 and 2006, respectively.

e.	UMC’s financial liabilities with cash flow interest rate risk exposure as of June 30, 2007 and 2006 amounted to NT$423 million and NT$633 million, respectively.

f.	During the six-month period ended June 30, 2007 and 2006, total interest revenue for financial assets or liabilities that are not at fair value through profit or loss were NT$767 million and NT$755 million, respectively. While interest expense for the six-month period ended June 30, 2007 and 2006 each amounted to NT$153 million and NT$401 million, respectively.

(4)	UMC and its subsidiary, UMC Japan, held credit-linked deposits and repackage bonds recognized as held-to-maturity financial assets for the earning of interest income. The details are disclosed as follows:

a.	Principal amount in original currency

As of June 30, 2007

The Company

Credit-linked deposits and repackage bonds referenced to	Amount		Due Date
ADVANCED SEMICONDUCTOR ENGINEERING INC. European Convertible Bonds and Loans	NTD	200 million	2007.09.25

As of June 30, 2006 The Company
Credit-linked deposits and repackage bonds referenced to	Amount		Due Date
SILICONWARE PRECISION INDUSTRIES CO., LTD. European Convertible Bonds and Loans	NTD	400 million	2007.02.05
SILICONWARE PRECISION INDUSTRIES CO., LTD. European Convertible Bonds and Loans	NTD	200 million	2007.02.05
UMC JAPAN European Convertible Bonds	JPY	640 million	2007.03.28
ADVANCED SEMICONDUCTOR ENGINEERING INC. European Convertible Bonds and Loans	NTD	200 million	2007.09.25
UMC JAPAN
Credit-linked deposits and repackage bonds referenced to	Amount		Due Date
UMC JAPAN European Convertible Bonds	JPY	500 million	2007.03.29

b.	Credit risk

The counterparties of the above investments are major international financial institutions. The repayment in full of these investments is subject to the non-occurrence of one or more credit events, which are referenced to the entities’ fulfillment of their own obligations as well as repayment of their corporate bonds. Upon the occurrence of one or more of such credit events, UMC and its subsidiary, UMC JAPAN, may receive less than the full amount of these investments or nothing. UMC and its subsidiary, UMC JAPAN, have selected reference entities with high credit ratings to minimize the credit risk.

c.	Liquidity risk

Early withdrawal is not allowed for the above investments unless called by the issuer. However, the anticipated liquidity risk is low since most of the investments will either have matured within one year, or are relatively liquid in the secondary market.

d.	Market risk

There is no market risk for the above investments except for the fluctuations in the exchange rates of US Dollars and Japanese Yen to NT Dollars at the balance sheet date and the settlement date.

(5)	UMC and its subsidiary, UMC JAPAN, entered into interest rate swap and forward contracts for hedging the interest rate risk arising from the counter-floating rate of domestic bonds and for hedging the exchange rate risk arising from the net assets or liabilities denominated in foreign currency. The hedging strategy was developed with the objective to reduce the market risk for non-trading purpose. The relevant information on the derivative financial instruments entered into by UMC is as follows:

a.	UMC utilized interest rate swap agreements to hedge its interest rate risk on its counter-floating rate of unsecured domestic bonds issued during the period from May 21 to June 24, 2003. The periods of the interest rate swap agreements are the same as those of the domestic bonds, which are five and seven years. The floating rate is reset annually. The details of interest rate swap agreements are summarized as follows:

As of June 30, 2007 and 2006, UMC had the following interest rate swap agreements in effect:

Notional Amount	Contract Period	Interest Rate Received	Interest Rate Paid
NT$7,500 million	May 21, 2003 to June 24, 2008	4.0% minus USD 12-month LIBOR	1.52%
NT$7,500 million	May 21, 2003 to June 24, 2010	4.3% minus USD 12-month LIBOR	1.48%

b.	The details of forward contracts entered into by the Company and its subsidiary, UMC JAPAN, are summarized as follows:

The Company and its subsidiary, UMC JAPAN, did not hold any forward contracts as of June 30, 2007.

The Company did not hold any forward contracts as of June 30, 2006.

UMC JAPAN

Type	Notional Amount		Contract Period
Forward contracts	Sell US$	3 million	June 14, 2006 to July 31, 2006

c.	Transaction risk

(a)	Credit risk

There is no significant credit risk exposure with respect to the above transactions as the counter-parties are reputable financial institutions with good global standing.

(b)	Liquidity and cash flow risk

The cash flow requirements on the interest rate swap agreements are limited to the net interest payables or receivables arising from the differences in the swap rates.

The cash flow requirements on forward contracts are limited to the net difference between the forward and spot rates at the settlement date. Therefore, no significant cash flow risk is anticipated since the working capital is sufficient to meet the cash flow requirements.

(c)	Market risk

Interest rate swap agreements and forward contracts are intended for hedging purposes. Gains or losses arising from the fluctuations in interest rates and exchange rates are likely to be offset against the gains or losses from the hedged items. As a result, no significant exposure to market risk is anticipated.

d.	The presentation of derivative financial instruments on financial statements

UMC

As of June 30, 2007 and 2006, the interest rate swap agreements were classified as current liabilities amounting to NT$423 million and NT$633 million, respectively.

UMC JAPAN

As of June 30, 2006, the balance of current liabilities arising from forward contracts was JPY2 million and related exchange loss of JPY7 million and exchange gain of JPY24 million were recorded under non-operating revenue for the six-month periods ended June 30, 2007 and 2006, respectively.

(6)	Significant intercompany transactions among consolidated entities for the six-month periods ended June 30, 2007 and 2006 are disclosed in Attachment 1.

(7)	Details of subsidiaries that hold UMC’s stock are as follows:

As of June 30, 2007

Subsidiary	No. of Shares (in thousands)	Amount	Purpose
FORTUNE VENTURE CAPITAL CORP.	22,070	$438,090	Long-term investment

As of June 30, 2006

Subsidiary	No. of Shares (in thousands)	Amount	Purpose
FORTUNE VENTURE CAPITAL CORP.	21,846	$423,820	Long-term investment

11.	ADDITIONAL DISCLOSURES

(1)	The following are additional disclosures for UMC and its affiliates as required by the ROC Securities and Futures Bureau:

a.	Financing provided to others for the six-month period ended June 30, 2007: please refer to Attachment 2.

b.	Endorsement/Guarantee provided to others for the six-month period ended June 30, 2007: please refer to Attachment 3.

c.	Securities held as of June 30, 2007: please refer to Attachment 4.

d.	Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$100 million or 20 percent of capital stock for the six-month period ended June 30, 2007: please refer to Attachment 5.

e.	Acquisition of individual real estate with amount exceeding the lower of NT$100 million or 20 percent of capital stock for the six-month period ended June 30, 2007: please refer to Attachment 6.

f.	Disposal of individual real estate with amount exceeding the lower of NT$100 million or 20 percent of capital stock for the six-month period ended June 30, 2007: please refer to Attachment 7.

g.	Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of capital stock for the six-month period ended June 30, 2007: please refer to Attachment 8.

h.	Receivables from related parties with amounts exceeding the lower of NT$100 million or 20 percent of capital stock as of June 30, 2007: please refer to Attachment 9.

i.	Names, locations and related information of investees as of June 30, 2007: please refer to Attachment 10.

j.	Financial instruments and derivative transactions: please refer to Note 10.

(2)	Investment in Mainland China

None.

ATTACHMENT 1 (Significant intercompany transactions between consolidated entities)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

For the year ended June 30, 2007

No. (Note1)	Related Party	Counterparty	Relationship with the Company (Note 2)	Transactions
				Account	Amount	Terms (Note 3)	Percentage of consolidated operating revenues or consolidated total assets (Note 4)
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Sales	$22,337,422	Net 60 days	43.50%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Accounts receivable	5,113,267	—	1.40%
0	UNITED MICROELECTRONICS CORPORATION	UNITED MICROELECTRONICS (EUROPE) B.V.	1	Sales	3,561,729	Net 60 days	6.94%
0	UNITED MICROELECTRONICS CORPORATION	UNITED MICROELECTRONICS (EUROPE) B.V.	1	Accounts receivable	1,401,612	—	0.38%
0	UNITED MICROELECTRONICS CORPORATION	UMC JAPAN	1	Sales	1,302,912	Net 60 days	2.54%
0	UNITED MICROELECTRONICS CORPORATION	UMC JAPAN	1	Accounts receivable	379,108	—	0.10%
0	UNITED MICROELECTRONICS CORPORATION	UNITED MICRODISPLAY OPTRONICS CORP.	1	Long -term investments accounted for under the equity method	197,798	—	0.05%

For the year ended June 30, 2006

No. (Note1)	Related Party	Counterparty	Relationship with the Company (Note 2)	Transactions
				Account	Amount	Terms (Note 3)	Percentage of consolidated operating revenues or consolidated total assets (Note 4)
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Sales	$24,239,799	Net 60 days	44.89%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Accounts receivable	5,493,509	—	1.54%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Other current liabilities	648,200	—	0.18%
0	UNITED MICROELECTRONICS CORPORATION	UNITED MICROELECTRONICS (EUROPE) B.V.	1	Sales	4,349,907	Net 60 days	8.06%
0	UNITED MICROELECTRONICS CORPORATION	UNITED MICROELECTRONICS (EUROPE) B.V.	1	Accounts receivable	1,366,652	—	0.38%
0	UNITED MICROELECTRONICS CORPORATION	UMC JAPAN	1	Sales	1,268,821	Net 60 days	2.35%
0	UNITED MICROELECTRONICS CORPORATION	UMC JAPAN	1	Accounts receivable	480,630	—	0.13%
0	UNITED MICROELECTRONICS CORPORATION	TLC CAPITAL CO., LTD.	1	Long-term investments accounted for under the equity method	3,000,000	—	0.84%

ATTACHMENT 1 (Significant intercompany transactions between consolidated entities)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

No. (Note1)	Related Party	Counterparty	Relationship with the Company (Note 2)	Transactions
				Account	Amount	Terms (Note 3)	Percentage of consolidated operating revenues or consolidated total assets (Note 4)

Note 1:	UMC and its subsidiaries are coded as follows:

1.	UMC is coded “0”.

2.	The subsidiaries are coded consecutively beginning from “1” in the order presented in the table above.

Note 2:	Transactions are categorized as follows:

1.	The holding company to subsidiary.

2.	Subsidiary to holding company.

3.	Subsidiary to subsidiary.

Note 3:	The sales price to the above related parties was determined through mutual agreement based on the market conditions.

Note 4:	The percentage with respect to the consolidated asset/liability for transactions of balance sheet items are based on each item’s balance at period-end.

For profit or loss items, cumulative balances are used as basis.

ATTACHMENT 2 (Financing provided to others for the six-month period ended June 30, 2007)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

Collateral
No.	Lender	Counter-party	Financial statement account	Maximum balance for the period	Ending balance	Interest rate	Nature of financing	Amount of sales to (purchases from) counter-party	Reason for financing	Allowance for doubtful accounts	Item	Value	Limit of financing amount for individual counter-party	Limit of total financing amount

None

ATTACHMENT 3 (Endorsement/Guarantee provided to others for the six-month period ended June 30, 2007)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

No.	Endorsor/Guarantor	Receiving party	Relationship	Limit of guarantee/endorsement amount for receiving party	Maximum balance for the period	Ending balance	Amount of collateral guarantee/endorsement	Percentage of accumulated guarantee amount to net assets value from the latest financial statement	Limit of total guarantee/endorsement amount
None

ATTACHMENT 4 (Securities held as of June 30, 2007)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UNITED MICROELECTRONICS CORPORATION

				June 30, 2007
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Convertible bonds	TATUNG CORP.	—	Financial assets at fair value through profit or loss, current	402	$52,260	—	$52,260	None
Convertible bonds	CHANG WAH ELECTRONMATERIALS INC.	—	Financial assets at fair value through profit or loss, current	500	58,750	—	58,750	None
Stock	PROMOS TECHNOLOGIES INC.	—	Financial assets at fair value through profit or loss, current	471,400	6,505,320	7.67	6,505,320	None
Stock	L&K ENGINEERING CO., LTD.	—	Financial assets at fair value through profit or loss, current	1,683	101,664	0.99	101,664	None
Stock	MICRONAS SEMICONDUCTOR HOLDING AG	—	Financial assets at fair value through profit or loss, current	280	182,711	0.94	182,711	None
Stock	ACTION ELECTRONICS CO., LTD.	—	Financial assets at fair value through profit or loss, current	16,270	335,972	0.44	335,972	None
Stock	FIRICH ENTERPRISES CO., LTD.	—	Financial assets at fair value through profit or loss, current	122	92,893	0.22	92,893	None
Stock	CHINA DEVELOPMENT FINANCIAL HOLDING CORP.	—	Financial assets at fair value through profit or loss, current	23,538	335,419	0.21	335,419	None
Stock	YANG MING MARINE TRANSPORT CORP.	—	Financial assets at fair value through profit or loss, current	3,254	82,980	0.14	82,980	None
Stock	SILICONWARE PRECISION INDUSTRIES CO., LTD.	—	Financial assets at fair value through profit or loss, current	708	49,389	0.03	49,389	None
Stock	UMC GROUP (USA)	Investee company	Long-term investments accounted for under the equity method	16,438	982,297	100.00	982,297	None
Stock	UNITED MICROELECTRONICS (EUROPE) B.V.	Investee company	Long-term investments accounted for under the equity method	9	295,851	100.00	288,237	None
Stock	UMC CAPITAL CORP.	Investee company	Long-term investments accounted for under the equity method	124,000	3,969,316	100.00	3,969,316	None
Stock	UNITED MICROELECTRONICS CORP. (SAMOA)	Investee company	Long-term investments accounted for under the equity method	280	5,246	100.00	5,246	None
Stock	UMCI LTD.	Investee company	Long-term investments accounted for under the equity method	880,006	98	100.00	98	None
Stock	TLC CAPITAL CO., LTD.	Investee company	Long-term investments accounted for under the equity method	600,000	8,328,633	100.00	8,328,633	None
Stock	FORTUNE VENTURE CAPITAL CORP.	Investee company	Long-term investments accounted for under the equity method	499,994	11,417,688	99.99	12,003,717	None
Stock	UNITED MICRODISPLAY OPTRONICS CORP.	Investee company	Long-term investments accounted for under the equity method	84,093	257,487	85.24	257,487	None

ATTACHMENT 4 (Securities held as of June 30, 2007)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UNITED MICROELECTRONICS CORPORATION

				June 30, 2007
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	UMC JAPAN	Investee company	Long-term investments accounted for under the equity method	496	$5,578,444	50.09	$2,634,102	None
Stock	PACIFIC VENTURE CAPITAL CO., LTD.	Investee company	Long-term investments accounted for under the equity method	30,000	127,379	49.99	142,144	None
Stock	MTIC HOLDINGS PTE LTD.	Investee company	Long-term investments accounted for under the equity method	4,000	78,805	49.94	78,805	None
Fund	MEGA MISSION LIMITED PARTNERSHIP	Investee company	Long-term investments accounted for under the equity method	—	2,551,817	45.00	2,551,817	None
Stock	UNITECH CAPITAL INC.	Investee company	Long-term investments accounted for under the equity method	21,000	1,122,669	42.00	1,122,669	None
Stock	NEXPOWER TECHNOLOGY CORP.	Investee company	Long-term investments accounted for under the equity method	29,330	295,176	36.66	299,098	None
Stock	HSUN CHIEH INVESTMENT CO., LTD.	Investee company	Long-term investments accounted for under the equity method	33,624	4,943,314	36.49	4,813,451	None
Stock	HOLTEK SEMICONDUCTOR INC.	Investee company	Long-term investments accounted for under the equity method	49,439	903,961	23.12	3,287,719	None
Stock	ITE TECH. INC.	Investee company	Long-term investments accounted for under the equity method	24,229	380,738	21.62	2,059,496	None
Stock	XGI TECHNOLOGY INC.	Investee company	Long-term investments accounted for under the equity method	5,868	40,619	16.44	40,619	None
Stock	AMIC TECHNOLOGY CORP.	Investee company	Long-term investments accounted for under the equity method	16,200	49,654	11.82	75,341	None
Stock	UNIMICRON TECHNOLOGY CORP.	—	Available-for-sale financial assets, noncurrent	202,367	10,199,274	19.89	10,199,274	None
Stock	FARADAY TECHNOLOGY CORP.	—	Available-for-sale financial assets, noncurrent	55,611	7,312,904	17.00	7,312,904	None
Stock	UNITED FU SHEN CHEN TECHNOLOGY CORP.	—	Available-for-sale financial assets, noncurrent	18,460	134,390	16.60	134,390	None
Stock	SILICON INTEGRATED SYSTEMS CORP.	The Company’s director	Available-for-sale financial assets, noncurrent	228,956	4,212,788	16.26	4,212,788	None
Stock	NOVATEK MICROELECTRONICS CORP.	—	Available-for-sale financial assets, noncurrent	60,073	10,332,490	11.53	10,332,490	None
Stock	C-COM CORP.	—	Available-for-sale financial assets, noncurrent	3,083	27,715	4.40	27,715	None
Stock	SPRINGSOFT, INC.	—	Available-for-sale financial assets, noncurrent	8,323	536,802	4.20	536,802	None

ATTACHMENT 4 (Securities held as of June 30, 2007)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UNITED MICROELECTRONICS CORPORATION

				June 30, 2007
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	CHIPBOND TECHNOLOGY CORP.	—	Available-for-sale financial assets, noncurrent	12,330	$580,114	4.15	$580,114	None
Stock	EPISTAR CORP.	—	Available-for-sale financial assets, noncurrent	18,969	2,551,289	3.61	2,551,289	None
Stock	KING YUAN ELECTRONICS CO., LTD.	—	Available-for-sale financial assets, noncurrent	35,008	983,723	3.21	983,723	None
Stock	BILLIONTON SYSTEMS INC.	—	Available-for-sale financial assets, noncurrent	2,048	29,079	2.63	29,079	None
Stock	MEDIATEK INC.	—	Available-for-sale financial assets, noncurrent	13,910	7,122,175	1.44	7,122,175	None
Stock	TOPOINT TECHNOLOGY CO., LTD.	—	Available-for-sale financial assets, noncurrent	841	73,142	1.07	73,142	None
Stock	MEGA FINANCIAL HOLDING COMPANY	—	Available-for-sale financial assets, noncurrent	95,577	2,126,584	0.86	2,126,584	None
Stock	AU OPTRONICS CORP.	—	Available-for-sale financial assets, noncurrent	3,650	204,406	0.05	204,406	None
Stock	HON HAI PRECISION INDUSTRY CO., LTD.	—	Available-for-sale financial assets, noncurrent	1,057	300,130	0.02	300,130	None
Stock	PIXTECH, INC.	—	Financial assets measured at cost, noncurrent	9,883	—	17.63	note	None
Stock	UNITED INDUSTRIAL GASES CO., LTD.	—	Financial assets measured at cost, noncurrent	13,185	146,250	7.80	note	None
Stock	INDUSTRIAL BANK OF TAIWAN CORP.	—	Financial assets measured at cost, noncurrent	118,303	1,139,196	4.95	note	None
Stock	SUBTRON TECHNOLOGY CO., LTD.	—	Financial assets measured at cost, noncurrent	13,593	210,110	4.68	note	None
Stock	TECO NANOTECH CO. LTD.	—	Financial assets measured at cost, noncurrent	9,001	—	3.73	note	None
Stock	SINO SWEARINGEN AIRCRAFT CORPORATION	—	Financial assets measured at cost, noncurrent	1,124	—	1.50	note	None
Stock	TAIWAN AEROSPACE CORP.	—	Financial assets measured at cost, noncurrent	903	—	0.17	note	None
Fund	PACIFIC TECHNOLOGY PARTNERS, L.P.	—	Financial assets measured at cost, noncurrent	—	197,183	—	N/A	None
Fund	PACIFIC UNITED TECHNOLOGY, L.P.	—	Financial assets measured at cost, noncurrent	—	161,154	—	N/A	None

ATTACHMENT 4 (Securities held as of June 30, 2007)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UNITED MICROELECTRONICS CORPORATION

				June 30, 2007
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock-Preferred stock	TAIWAN HIGH SPEED RAIL CORP.	—	Financial assets measured at cost, noncurrent	30,000	$300,000	—	N/A	None
Stock-Preferred stock	MTIC HOLDINGS PTE LTD.	—	Financial assets measured at cost, noncurrent	4,000	85,080	—	N/A	None
Stock-Preferred stock	TONBU, INC.	—	Financial assets measured at cost, noncurrent	938	—	—	N/A	None
Stock-Preferred stock	AETAS TECHNOLOGY INC.	—	Financial assets measured at cost, noncurrent	781	82,565	—	N/A	None
Fund	VIETNAM INFRASTRUCTURE LTD.	—	Prepayment for long-term investments	5,000	166,468	—	N/A	None
Stock-Preferred stock	AETAS TECHNOLOGY INC.	—	Prepayment for long-term investments	769	81,244	—	N/A	None

FORTUNE VENTURE CAPITAL CORP.

				June 30, 2007
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	UNITRUTH INVESTMENT CORP.	Investee company	Long-term investments accounted for under the equity method	80,000	$822,125	100.00	$822,125	None
Stock	ANOTO TAIWAN CORP.	Investee company	Long-term investments accounted for under the equity method	3,920	27,169	49.00	27,169	None
Stock-Preferred stock	AEVOE INTERNATIONAL LTD.	Investee company	Long-term investments accounted for under the equity method	2,500	9,256	44.33	9,256	None
Stock	UWAVE TECHNOLOGY CORP.	Investee company	Long-term investments accounted for under the equity method	10,186	—	44.29	7,185	None
Stock	UCA TECHNOLOGY INC.	Investee company	Long-term investments accounted for under the equity method	11,285	29,180	42.38	19,797	None
Stock	WALTOP INTERNATIONAL CORP.	Investee company	Long-term investments accounted for under the equity method	6,000	88,252	30.00	37,241	None
Stock	CRYSTAL MEDIA INC.	Investee company	Long-term investments accounted for under the equity method	4,493	37,910	25.15	37,910	None
Stock	SMEDIA TECHNOLOGY CORP.	Investee company	Long-term investments accounted for under the equity method	9,045	26,464	23.08	24,899	None
Stock	ALLIANCE OPTOTEK CORP.	Investee company	Long-term investments accounted for under the equity method	3,500	26,734	21.21	19,298	None

ATTACHMENT 4 (Securities held as of June 30, 2007)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

FORTUNE VENTURE CAPITAL CORP.

				June 30, 2007
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	AFA TECHNOLOGY, INC.	Investee company	Long-term investments accounted for under the equity method	6,713	$71,699	19.43	$59,677	None
Stock	HIGH POWER LIGHTING CORP.	Investee company	Long-term investments accounted for under the equity method	4,525	41,749	18.10	32,517	None
Stock	MOBILE DEVICES INC.	Investee company	Long-term investments accounted for under the equity method	5,713	20,885	17.36	17,851	None
Stock	AMIC TECHNOLOGY CORP.	Investee of UMC and Fortune	Long-term investments accounted for under the equity method	23,405	108,422	17.06	108,422	None
Stock	XGI TECHNOLOGY INC.	Investee of UMC and Fortune	Long-term investments accounted for under the equity method	4,208	23,823	11.81	29,114	None
Stock	PIXART IMAGING INC.	—	Available-for-sale financial assets, noncurrent	13,274	6,517,529	12.70	6,517,529	None
Stock	TOPOINT TECHNOLOGY CO., LTD.	—	Available-for-sale financial assets, noncurrent	1,530	133,106	1.95	133,106	None
Stock	AIMTRON TECHNOLOGY, INC.	—	Available-for-sale financial assets, noncurrent	684	50,067	1.56	50,067	None
Stock	EPISTAR CORP.	—	Available-for-sale financial assets, noncurrent	4,272	574,633	0.82	574,633	None
Stock	POWERTECH INDUSTRIAL CO., LTD.	—	Available-for-sale financial assets, noncurrent	543	48,506	0.59	48,506	None
Stock	C SUN MFG LTD.	—	Available-for-sale financial assets, noncurrent	527	13,305	0.41	13,305	None
Stock	CHIPBOND TECHNOLOGY CORP.	—	Available-for-sale financial assets, noncurrent	790	37,181	0.27	37,181	None
Stock	UNITED MICROELECTRONICS CORP.	Investor company	Available-for-sale financial assets, noncurrent	22,070	438,086	0.12	438,086	None
Stock	DAVICOM SEMICONDUCTOR, INC.	—	Financial assets measured at cost, noncurrent	13,017	132,614	19.83	Note	None
Stock	CLIENTRON CORP. (formerly BCOM ELECTRONICS INC.)	—	Financial assets measured at cost, noncurrent	17,675	176,797	19.64	Note	None
Stock	USBEST TECHNOLOGY INC.	—	Financial assets measured at cost, noncurrent	3,313	47,897	19.49	Note	None
Stock	STAR SEMICONDUCTOR CORP.	—	Financial assets measured at cost, noncurrent	3,838	35,174	18.64	Note	None
Stock	KUN YUAN TECHNOLOGY CO., LTD.	—	Financial assets measured at cost, noncurrent	7,650	76,500	16.63	Note	None

ATTACHMENT 4 (Securities held as of June 30, 2007)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

FORTUNE VENTURE CAPITAL CORP.

				June 30, 2007
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	HITOP COMMUNICATIONS CORP.	—	Financial assets measured at cost, noncurrent	4,340	$60,849	16.07	Note	None
Stock	U-MEDIA COMMUNICATIONS, INC.	—	Financial assets measured at cost, noncurrent	5,000	15,679	15.60	Note	None
Stock	LIGHTUNING TECH. INC.	—	Financial assets measured at cost, noncurrent	2,660	16,663	14.94	Note	None
Stock	UWIZ TECHNOLOGY CO., LTD.	—	Financial assets measured at cost, noncurrent	4,230	46,953	13.22	Note	None
Stock	CHIP ADVANCED TECHNOLOGY INC.	—	Financial assets measured at cost, noncurrent	3,140	22,886	12.99	Note	None
Stock	VASTVIEW TECHNOLOGY INC.	—	Financial assets measured at cost, noncurrent	3,360	11,458	11.59	Note	None
Stock	CION TECHNOLOGY CORP.	—	Financial assets measured at cost, noncurrent	2,268	21,600	11.08	Note	None
Stock	YAYATECH CO., LTD.	—	Financial assets measured at cost, noncurrent	1,080	36,180	10.80	Note	None
Stock	GOLDEN TECHNOLOGY VENTURE CAPITAL INVESTMENT CORP.	—	Financial assets measured at cost, noncurrent	4,234	41,216	10.67	Note	None
Stock	AMOD TECHNOLOGY CO., LTD.	—	Financial assets measured at cost, noncurrent	1,060	10,421	10.60	Note	None
Stock	EXOJET TECHNOLOGY CORP.	—	Financial assets measured at cost, noncurrent	2,300	23,000	10.57	Note	None
Stock	ADVANCE MATERIALS CORP.	—	Financial assets measured at cost, noncurrent	11,434	113,017	10.36	Note	None
Stock	EVERGLORY RESOURCE TECHNOLOGY CO., LTD.	—	Financial assets measured at cost, noncurrent	2,500	21,875	10.23	Note	None
Stock	NCTU SPRING I TECHNOLOGY VENTURE CAPITAL INVESTMENT CORP.	—	Financial assets measured at cost, noncurrent	4,284	27,160	10.06	Note	None
Stock	EXCELLENCE OPTOELECTRONICS INC.	—	Financial assets measured at cost, noncurrent	8,529	85,291	9.61	Note	None
Stock	CHANG-YU TECHNOLOGY CO., LTD.	—	Financial assets measured at cost, noncurrent	2,050	55,350	9.49	Note	None
Stock	ALLEN PRECISION INDUSTRIES CO., LTD.	—	Financial assets measured at cost, noncurrent	3,000	38,400	9.32	Note	None
Stock	BCOM ELECTRONICS INC.	—	Financial assets measured at cost, noncurrent	3,600	43,200	9.00	Note	None

ATTACHMENT 4 (Securities held as of June 30, 2007)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

FORTUNE VENTURE CAPITAL CORP.

				June 30, 2007
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	ANDES TECHNOLOGY CORP.	—	Financial assets measured at cost, noncurrent	5,000	$62,500	7.94	Note	None
Stock	CHINGIS TECHNOLOGY CORP.	—	Financial assets measured at cost, noncurrent	4,198	37,156	7.83	Note	None
Stock	JMICRON TECHNOLOGY CORP.	—	Financial assets measured at cost, noncurrent	2,660	47,880	7.71	Note	None
Stock	SHIN-ETSU HANDOTAI TAIWAN CO., LTD.	—	Financial assets measured at cost, noncurrent	10,500	105,000	7.00	Note	None
Stock	ACTI CORP.	—	Financial assets measured at cost, noncurrent	1,700	17,306	6.85	Note	None
Stock	RISELINK VENTURE CAPITAL CORP.	—	Financial assets measured at cost, noncurrent	8,000	76,640	6.67	Note	None
Stock	NCTU SPRING VENTURE CAPITAL CO., LTD.	—	Financial assets measured at cost, noncurrent	2,000	7,000	6.28	Note	None
Stock	SIMPAL ELECTRONICS CO., LTD.	—	Financial assets measured at cost, noncurrent	6,009	70,179	5.67	Note	None
Stock	COSMOS TECHNOLOGY VENTURE CAPITAL INVESTMENT CORP.	—	Financial assets measured at cost, noncurrent	1,742	15,964	5.03	Note	None
Stock	PARAWIN VENTURE CAPITAL CORP.	—	Financial assets measured at cost, noncurrent	5,000	41,900	5.00	Note	None
Stock	MEMOCOM CORP.	—	Financial assets measured at cost, noncurrent	2,450	16,391	4.90	Note	None
Stock	LUMITEK CORP.	—	Financial assets measured at cost, noncurrent	1,750	32,000	4.86	Note	None
Stock	EE SOLUTIONS, INC.	—	Financial assets measured at cost, noncurrent	1,300	22,178	4.85	Note	None
Stock	TRENDCHIP TECHNOLOGIES CORP.	—	Financial assets measured at cost, noncurrent	1,249	15,086	4.72	Note	None
Stock	GIGA SOLUTION TECH. CO., LTD.	—	Financial assets measured at cost, noncurrent	3,930	26,742	4.65	Note	None
Stock	BEYOND INNOVATION TECHNOLOGY CO., LTD.	—	Financial assets measured at cost, noncurrent	1,183	14,165	4.11	Note	None
Stock	WAVEPLUS TECHNOLOGY CO., LTD.	—	Financial assets measured at cost, noncurrent	4	—	4.00	Note	None
Stock	IBT VENTURE CORP.	—	Financial assets measured at cost, noncurrent	4,569	45,685	3.81	Note	None

ATTACHMENT 4 (Securities held as of June 30, 2007)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

FORTUNE VENTURE CAPITAL CORP.

				June 30, 2007
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	SUBTRON TECHNOLOGY CO., LTD.	—	Financial assets measured at cost, noncurrent	10,993	$132,634	3.78	Note	None
Stock	HIGH POWER OPTOELECTRONICS, INC.	—	Financial assets measured at cost, noncurrent	1,500	15,000	3.75	Note	None
Stock	ANIMATION TECHNOLOGIES INC.	—	Financial assets measured at cost, noncurrent	1,480	22,200	3.16	Note	None
Stock	SUPERALLOY INDUSTRIAL CO., LTD.	—	Financial assets measured at cost, noncurrent	5,000	225,000	3.08	Note	None
Stock	PRINTECH INTERNATIONAL INC.	—	Financial assets measured at cost, noncurrent	540	2,457	2.69	Note	None
Stock	SHENG-HUA VENTURE CAPITAL CORP.	—	Financial assets measured at cost, noncurrent	750	4,950	2.50	Note	None
Stock	CHIPSENCE CORP.	—	Financial assets measured at cost, noncurrent	1,313	9,739	2.03	Note	None
Stock	ADVANCED CHIP ENGINEERING TECHNOLOGY INC.	—	Financial assets measured at cost, noncurrent	2,290	24,419	1.84	Note	None
Stock	TAIMIDE TECHNOLOGY INC.	—	Financial assets measured at cost, noncurrent	1,500	16,095	1.70	Note	None
Stock	RALINK TECHNOLOGY CORP.	—	Financial assets measured at cost, noncurrent	1,323	14,828	1.59	Note	None
Stock	FORTUNE SEMICONDUCTOR CORP.	—	Financial assets measured at cost, noncurrent	500	8,288	1.32	Note	None
Fund	CRYSTAL INTERNET VENTURE FUND II(BVI), L.P.	—	Financial assets measured at cost, noncurrent	—	9,342	1.09	N/A	None
Stock	ARCADIA DESIGN SYSTEMS (TAIWAN), INC.	—	Financial assets measured at cost, noncurrent	162	—	0.83	Note	None
Fund	IGLOBE PARTNERS FUND, L.P.	—	Financial assets measured at cost, noncurrent	—	39,051	—	N/A	None
Stock-Preferred stock	AURORA SYSTEMS, INC.	—	Financial assets measured at cost, noncurrent	5,133	59,317	—	N/A	None
Stock-Preferred stock	ALPHA & OMEGA SEMICONDUCTOR LTD.	—	Financial assets measured at cost, noncurrent	1,500	46,313	—	N/A	None

ATTACHMENT 4 (Securities held as of June 30, 2007)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

TLC CAPITAL CO., LTD.

				June 30, 2007
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Fund	FGIT GLOBAL REALTY & INFRASTRUCTURE FUND	—	Financial assets at fair value through profit or loss, current	500	$4,900	—	$4,900	None
Stock	Y.S. FINANCIAL ADVISORY CO., LTD.	Investee company	Long-term investments accounted for under the equity method	7,000	70,000	48.95	70,063	None
Stock	YUNG LI INVESTMENTS, INC.	Investee company	Long-term investments accounted for under the equity method	0.20	202,724	37.04	202,724	None
Stock	SMEDIA TECHNOLOGY CORP.	Investee company	Long-term investments accounted for under the equity method	7,084	90,556	18.08	19,502	None
Stock	RECHI PRECISION CO., LTD.	—	Available-for-sale financial assets, noncurrent	20,163	332,697	5.82	332,697	None
Stock	TOPOINT TECHNOLOGY CO., LTD.	—	Available-for-sale financial assets, noncurrent	4,191	364,607	5.33	364,607	None
Stock	SERCOMM CORP.	—	Available-for-sale financial assets, noncurrent	5,841	258,777	4.22	258,777	None
Stock	HORIZON SECURITIES CO., LTD.	—	Available-for-sale financial assets, noncurrent	16,858	158,297	3.92	158,297	None
Stock	SIMPLO TECHNOLOGY CO., LTD.	—	Available-for-sale financial assets, noncurrent	5,000	940,000	3.33	940,000	None
Stock	MITAC TECHNOLOGY CORP.	—	Available-for-sale financial assets, noncurrent	6,000	234,000	1.85	234,000	None
Stock	POWERTECH INDUSTRIAL CO., LTD.	—	Available-for-sale financial assets, noncurrent	1,682	150,177	1.84	150,177	None
Stock	EPISTAR CORP.	—	Available-for-sale financial assets, noncurrent	9,261	1,245,596	1.77	1,245,596	None
Stock	FORMOSA EPITAXY INC.	—	Available-for-sale financial assets, noncurrent	2,509	80,790	1.34	80,790	None
Stock	CORETRONIC CORP.	—	Available-for-sale financial assets, noncurrent	6,007	342,407	0.90	342,407	None
Stock	ORIENT SEMICONDUCTOR ELECTRONICS, LTD.	—	Available-for-sale financial assets, noncurrent	9,264	120,432	0.88	120,432	None

ATTACHMENT 4 (Securities held as of June 30, 2007)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

TLC CAPITAL CO., LTD.

				June 30, 2007
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	CYNTEC CO., LTD.	—	Available-for-sale financial assets, noncurrent	1,217	$82,999	0.75	$82,999	None
Stock	INPAQ TECHNOLOGY CO., LTD.	—	Available-for-sale financial assets, noncurrent	500	32,000	0.74	32,000	None
Stock	GIANT MANUFACTURING CO., LTD.	—	Available-for-sale financial assets, noncurrent	1,770	106,731	0.63	106,731	None
Stock	TATUNG CORP.	—	Available-for-sale financial assets, noncurrent	26,152	384,434	0.59	384,434	None
Stock	HUNG SHENG CONSTRUCTION LTD.	—	Available-for-sale financial assets, noncurrent	3,300	86,295	0.59	86,295	None
Stock	K.S. TERMINALS INC.	—	Available-for-sale financial assets, noncurrent	501	19,289	0.47	19,289	None
Stock	TRIDENT MICROSYSTEMS, INC.	—	Available-for-sale financial assets, noncurrent	250	150,516	0.44	150,516	None
Stock	OPTO TECH CORP.	—	Available-for-sale financial assets, noncurrent	3,000	83,700	0.38	83,700	None
Stock	WINTEK CORP.	—	Available-for-sale financial assets, noncurrent	2,957	104,973	0.28	104,973	None
Stock	SYSTEX CORP.	—	Available-for-sale financial assets, noncurrent	800	32,960	0.25	32,960	None
Stock	YEH-CHIANG TECHNOLOGY CORP.	—	Available-for-sale financial assets, noncurrent	300	13,500	0.21	13,500	None
Stock	SHIHLIN ELECTRIC & ENGINEERING CORP.	—	Available-for-sale financial assets, noncurrent	950	32,300	0.18	32,300	None
Stock	ELAN MICROELECTRONICS CORP.	—	Available-for-sale financial assets, noncurrent	650	42,120	0.18	42,120	None
Stock	TAIWAN FERTILIZER CO., LTD.	—	Available-for-sale financial assets, noncurrent	1,600	110,400	0.16	110,400	None
Stock	PHISON ELECTRONICS CORP.	—	Available-for-sale financial assets, noncurrent	100	43,300	0.14	43,300	None
Stock	MITAC INTERNATIONAL CORP.	—	Available-for-sale financial assets, noncurrent	1,500	62,550	0.12	62,550	None

ATTACHMENT 4 (Securities held as of June 30, 2007)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

TLC CAPITAL CO., LTD.

				June 30, 2007
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	CHINA EVERBRIGHT INTERNATIONAL LTD.	—	Available-for-sale financial assets, noncurrent	3,091	$40,392	0.10	$40,392	None
Stock	TUNG HO STEEL ENTERPRISE CORP.	—	Available-for-sale financial assets, noncurrent	900	34,650	0.10	34,650	None
Stock	ADVANCED SEMICONDUCTOR ENGINEERING, INC.	—	Available-for-sale financial assets, noncurrent	3,700	165,575	0.08	165,575	None
Stock	YULON MOTOR CO., LTD.	—	Available-for-sale financial assets, noncurrent	1,000	40,500	0.07	40,500	None
Stock	CHINA METAL PRODUCTS CO., LTD.	—	Available-for-sale financial assets, noncurrent	150	8,295	0.07	8,295	None
Stock	NANTEX INDUSTRY. CO., LTD.	—	Available-for-sale financial assets, noncurrent	150	4,425	0.06	4,425	None
Stock	CHINA DEVELOPMENT FINANCIAL HOLDING CORP.	—	Available-for-sale financial assets, noncurrent	3,741	53,306	0.03	53,306	None
Stock	HANNSTAR DISPLAY CORP.	—	Available-for-sale financial assets, noncurrent	2,100	17,073	0.03	17,073	None
Stock	FAR EASTERN INTERNATIONAL BANK	—	Available-for-sale financial assets, noncurrent	500	7,500	0.03	7,500	None
Stock	SHIN KONG FINANCIAL HOLDING CO., LTD.	—	Available-for-sale financial assets, noncurrent	1,250	47,812	0.03	47,812	None
Stock	CHINATRUST FINANCIAL HOLDING CO., LTD.	—	Available-for-sale financial assets, noncurrent	1,600	40,960	0.02	40,960	None
Stock	INFINEON TECHNOLOGIES AG MUEN ADR	—	Available-for-sale financial assets, noncurrent	120	65,082	0.02	65,082	None
Stock	TA CHONG BANK LTD.	—	Available-for-sale financial assets, noncurrent	100	1,095	0.01	1,095	None
Stock	CATHAY FINANCIAL HOLDING CO., LTD.	—	Available-for-sale financial assets, noncurrent	750	58,875	0.01	58,875	None
Stock	ASIA PACIFIC MICROSYSTEMS, INC.	—	Financial assets measured at cost, noncurrent	10,000	100,000	8.40	Note	None
Stock	SUPERALLOY INDUSTRIAL CO., LTD.	—	Financial assets measured at cost, noncurrent	10,650	479,250	6.55	Note	None

ATTACHMENT 4 (Securities held as of June 30, 2007)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UNITRUTH INVESTMENT CORP.

				June 30, 2007
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	WALTOP INTERNATIONAL CORP.	Investee company	Long-term investments accounted for under the equity method	2,000	$29,417	10.00	$12,414	None
Stock	CRYSTAL MEDIA INC.	Investee company	Long-term investments accounted for under the equity method	1,587	13,390	8.88	13,390	None
Stock	ALLIANCE OPTOTEK CORP.	Investee company	Long-term investments accounted for under the equity method	1,300	9,930	7.88	7,168	None
Stock	SMEDIA TECHNOLOGY CORP.	Investee company	Long-term investments accounted for under the equity method	2,570	13,943	6.56	7,074	None
Stock	UCA TECHNOLOGY INC.	Investee company	Long-term investments accounted for under the equity method	1,585	5,999	5.95	2,781	None
Stock	HIGH POWER LIGHTING CORP.	Investee company	Long-term investments accounted for under the equity method	1,225	11,302	4.90	8,803	None
Stock	UWAVE TECHNOLOGY CORP.	Investee company	Long-term investments accounted for under the equity method	1,000	—	4.35	705	None
Stock	MOBILE DEVICES INC.	Investee company	Long-term investments accounted for under the equity method	1,250	3,906	3.80	3,906	None
Stock	XGI TECHNOLOGY INC.	Investee of UMC and Fortune	Long-term investments accounted for under the equity method	1,179	8,158	3.31	8,158	None
Stock	AFA TECHNOLOGY, INC.	Investee company	Long-term investments accounted for under the equity method	1,000	8,890	2.89	8,890	None
Stock	TOPOINT TECHNOLOGY CO., LTD.	—	Available-for-sale financial assets, noncurrent	840	73,141	1.07	73,141	None
Stock	POWERTECH INDUSTRIAL CO., LTD.	—	Available-for-sale financial assets, noncurrent	634	56,591	0.69	56,591	None
Stock	AMOD TECHNOLOGY CO., LTD.	—	Financial assets measured at cost, noncurrent	930	7,920	9.30	Note	None
Stock	EXCELLENCE OPTOELECTRONICS INC.	—	Financial assets measured at cost, noncurrent	6,374	63,739	7.18	Note	None
Stock-Preferred stock	ALLEN PRECISION INDUSTRIES CO., LTD.	—	Financial assets measured at cost, noncurrent	2,000	20,000	6.21	N/A	None
Stock	VASTVIEW TECHNOLOGY INC.	—	Financial assets measured at cost, noncurrent	1,748	25,850	6.03	Note	None
Stock	CHIP ADVANCED TECHNOLOGY INC.	—	Financial assets measured at cost, noncurrent	1,386	3,059	5.73	Note	None
Stock	ADVANCE MATERIALS CORP.	—	Financial assets measured at cost, noncurrent	5,637	62,427	5.11	Note	None

ATTACHMENT 4 (Securities held as of June 30, 2007)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UNITRUTH INVESTMENT CORP.

				June 30, 2007
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	EVERGLORY RESOURCE TECHNOLOGY CO., LTD.	—	Financial assets measured at cost, noncurrent	1,200	$10,500	4.91	Note	None
Stock	YAYATECH CO., LTD.	—	Financial assets measured at cost, noncurrent	490	16,415	4.90	Note	None
Stock	EE SOLUTIONS, INC.	—	Financial assets measured at cost, noncurrent	1,300	14,755	4.85	Note	None
Stock	LIGHTUNING TECH. INC.	—	Financial assets measured at cost, noncurrent	840	5,262	4.72	Note	None
Stock	CHINGIS TECHNOLOGY CORP.	—	Financial assets measured at cost, noncurrent	2,518	31,218	4.70	Note	None
Stock	UWIZ TECHNOLOGY CO., LTD.	—	Financial assets measured at cost, noncurrent	1,470	16,317	4.59	Note	None
Stock	TRENDCHIP TECHNOLOGIES CORP.	—	Financial assets measured at cost, noncurrent	1,138	13,747	4.30	Note	None
Stock	EXOJET TECHNOLOGY CORP.	—	Financial assets measured at cost, noncurrent	850	8,500	3.91	Note	None
Stock	U-MEDIA COMMUNICATIONS, INC.	—	Financial assets measured at cost, noncurrent	1,250	3,920	3.90	Note	None
Stock	JMICRON TECHNOLOGY CORP.	—	Financial assets measured at cost, noncurrent	1,340	8,844	3.88	Note	None
Stock	BCOM ELECTRONICS INC.	—	Financial assets measured at cost, noncurrent	1,495	17,941	3.74	Note	None
Stock	ACTI CORP.	—	Financial assets measured at cost, noncurrent	740	11,100	2.98	Note	None
Stock	MEMOCOM CORP.	—	Financial assets measured at cost, noncurrent	1,390	9,302	2.78	Note	None
Stock	PRINTECH INTERNATIONAL INC.	—	Financial assets measured at cost, noncurrent	540	2,457	2.69	Note	None
Stock	LUMITEK CORP.	—	Financial assets measured at cost, noncurrent	750	13,714	2.08	Note	None
Stock	RALINK TECHNOLOGY CORP.	—	Financial assets measured at cost, noncurrent	1,300	14,570	1.56	Note	None
Stock	FORTUNE SEMICONDUCTOR CORP.	—	Financial assets measured at cost, noncurrent	533	6,947	1.41	Note	None
Stock	CHANG-YU TECHNOLOGY CO., LTD.	—	Financial assets measured at cost, noncurrent	300	8,100	1.39	Note	None

ATTACHMENT 4 (Securities held as of June 30, 2007)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UNITRUTH INVESTMENT CORP.

				June 30, 2007
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value		Percentage of ownership (%)	Market value/ Net assets value		Shares as collateral (thousand)
Stock	GIGA SOLUTION TECH. CO., LTD.	—	Financial assets measured at cost, noncurrent	1,131		$7,698	1.34		Note	None
Stock	STAR SEMICONDUCTOR CORP.	—	Financial assets measured at cost, noncurrent	260		2,193	1.26		Note	None
Stock	HIGH POWER OPTOELECTRONICS, INC.	—	Financial assets measured at cost, noncurrent	500		5,000	1.25		Note	None
Stock	CHIPSENCE CORP.	—	Financial assets measured at cost, noncurrent	682		5,064	1.05		Note	None
Stock	SUPERALLOY INDUSTRIAL CO., LTD.	—	Financial assets measured at cost, noncurrent	1,600		72,000	0.98		Note	None
UMC CAPITAL CORP.

				June 30, 2007
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value		Percentage of ownership (%)	Market value/ Net assets value		Shares as collateral (thousand)
Stock	UMC CAPITAL (USA)	Investee company	Long-term investments accounted for under the equity method	200	USD	343	100.00	USD	343	None
Stock	ECP VITA LTD.	Investee company	Long-term investments accounted for under the equity method	1,000	USD	1,733	100.00	USD	1,733	None
Stock-Preferred stock	ACHIEVE MADE INTERNATIONAL LTD.	Investee company	Long-term investments accounted for under the equity method	508	USD	781	43.29	USD	247	None
Fund	UC FUND II	Investee company	Long-term investments accounted for under the equity method	5,000	USD	7,684	35.45	USD	7,684	None
Stock-Preferred stock	PARADE TECHNOLOGIES, LTD.	Investee company	Long-term investments accounted for under the equity method	3,125	USD	1,459	23.30	USD	556	None
Stock	SPREADTRUM COMMUNICATIONS, INC.	—	Available-for-sale financial assets, noncurrent	550	USD	7,984	0.44	USD	7,984	None
Stock	PATENTOP, LTD.	—	Financial assets measured at cost, noncurrent	720		—	18.00		Note	None
Stock	CIPHERMAX, INC. (formerly MAXXAN SYSTEMS, INC.)	—	Financial assets measured at cost, noncurrent	95	USD	1,281	—		Note	None
Stock-Preferred stock	AICENT, INC.	—	Financial assets measured at cost, noncurrent	2,000	USD	1,000	—		N/A	None

ATTACHMENT 4 (Securities held as of June 30, 2007)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UMC CAPITAL CORP.

				June 30, 2007
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value		Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	SILICON 7, INC.	—	Financial assets measured at cost, noncurrent	1,866	USD	2,000	—	Note	None
Stock-Preferred stock	GCT SEMICONDUCTOR, INC.	—	Financial assets measured at cost, noncurrent	1,571	USD	1,000	—	N/A	None
Stock-Preferred stock	INTELLON CORP.	—	Financial assets measured at cost, noncurrent	5,481	USD	4,653	—	N/A	None
Stock-Preferred stock	FORTEMEDIA, INC.	—	Financial assets measured at cost, noncurrent	11,233	USD	4,928	—	N/A	None
Stock	MAGNACHIP SEMICONDUCTOR LLC	—	Financial assets measured at cost, noncurrent	31	USD	1,094	—	Note	None
Stock-Preferred stock	MAXLINEAR, INC.	—	Financial assets measured at cost, noncurrent	2,070	USD	4,052	—	N/A	None
Stock-Preferred stock	SMART VANGUARD LTD.	—	Financial assets measured at cost, noncurrent	5,750	USD	6,500	—	N/A	None
Stock-Preferred stock	WISAIR, INC.	—	Financial assets measured at cost, noncurrent	153	USD	1,596	—	N/A	None
Stock-Preferred stock	AMALFI SEMICONDUCTOR, INC.	—	Financial assets measured at cost, noncurrent	1,471	USD	1,500	—	N/A	None
Stock-Preferred stock	DIBCOM, INC.	—	Financial assets measured at cost, noncurrent	10	USD	1,186	—	N/A	None
Stock-Preferred stock	EAST VISION TECHNOLOGY LTD.	—	Financial assets measured at cost, noncurrent	2,770	USD	4,820	—	N/A	None
Stock-Preferred stock	ALPHA & OMEGA SEMICONDUCTOR LTD.	—	Financial assets measured at cost, noncurrent	1,500	USD	3,375	—	N/A	None
Stock-Preferred stock	AURORA SYSTEMS, INC.	—	Financial assets measured at cost, noncurrent	550	USD	242	—	N/A	None
Stock-Preferred stock	VERIPRECISE TECHNOLOGY, INC.	—	Financial assets measured at cost, noncurrent	4,000	USD	4,000	—	N/A	None
Stock-Preferred stock	PACTRUST COMMUNICATION, INC.	—	Financial assets measured at cost, noncurrent	4,850	USD	4,850	—	N/A	None
Stock-Preferred stock	LUMINUS DEVICES, INC.	—	Financial assets measured at cost, noncurrent	477	USD	3,000	—	N/A	None

ATTACHMENT 4 (Securities held as of June 30, 2007)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UMC CAPITAL CORP.

				June 30, 2007
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value		Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock-Preferred stock	REALLUSION HOLDING INC.	—	Financial assets measured at cost, noncurrent	1,800	USD	555	—	N/A	None
Stock-Preferred stock	FORCE10 NETWORKS, INC.	—	Financial assets measured at cost, noncurrent	4,373	USD	4,500	—	N/A	None
Stock-Preferred stock	QSECURE, INC.	—	Financial assets measured at cost, noncurrent	12,422	USD	3,000	—	N/A	None
Stock-Preferred stock	VISAGE MOBILE INC.	—	Financial assets measured at cost, noncurrent	5,099	USD	2,000	—	N/A	None
Fund	VENGLOBAL CAPITAL FUND III, L.P.	—	Financial assets measured at cost, noncurrent	—	USD	712	—	N/A	None
Fund	TRANSLINK CAPITAL PARTNERS I L.P.	—	Financial assets measured at cost, noncurrent	—	USD	560	—	N/A	None
Stock	KOTURA, INC.	—	Financial assets measured at cost, noncurrent	0.59		—	—	Note	None
Stock-Preferred stock	ZYLOGIC SEMICONDUCTOR CORP.	—	Financial assets measured at cost, noncurrent	750		—	—	N/A	None

Note: The net assets values for unlisted investees classified as “Financial assets measured at cost, noncurrent” were not available as of June 30, 2007.

ATTACHMENT 5 (Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the six-month period ended June 30, 2007)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UNITED MICROELECTRONICS CORPORATION

					Beginning balance		Addition		Disposal				Ending balance
Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)	Units (thousand)/ bonds/ shares (thousand)	Amount	Units (thousand)/ bonds/ shares (thousand)	Amount	Cost (Note 2)	Gain (Loss) from disposal (Note 3)	Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)
Convertible bonds	EDOM TECHNOLOGY CO., LTD.	Financial assets at fair value through profit or loss, current	EDOM TECHNOLOGY CO., LTD.	—	60	$193,910	—	$—	60	$197,760	$201,990	$(4,230)	—	$—
Stock	SILICONWARE PRECISION INDUSTRIES CO., LTD.	Financial assets at fair value through profit or loss, current	Open market	—	5,395	276,202	—	—	4,687	285,236	185,407	99,829	708	49,389
Stock	EPITECH TECHNOLOGY CORP.	Available-for-sale financial assets, noncurrent	Note 4	—	37,221	1,155,725	—	—	37,221	1,313,916 (Note 4)	794,117	519,799	—	—
Stock	EPISTAR CORP.	Available-for-sale financial assets, noncurrent	Note 4	—	—	—	18,969 (Note 5)	2,106,684 (Note 5)	—	—	—	—	18,969	2,551,289
Stock	MEDIATEK INC.	Available-for-sale financial assets, noncurrent	Open market	—	14,979	5,048,091	—	—	1,069	392,332	11,057	380,561 (Note 6)	13,910	7,122,175
Stock	AU OPTRONICS CORP.	Available-for-sale financial assets, noncurrent	Open market	—	78,266	3,545,441	—	—	74,616	3,671,116	895,055	2,782,317 (Note 7)	3,650	204,406
Stock	HIGHLINK TECHNOLOGY CORP.	Long-term investments accounted for under the equity method	Note 4	—	28,500	225,624	—	—	28,500	593,318 (Note 4)	175,810	417,625 (Note 8)	—	—
Stock	HOLTEK SEMICONDUCTOR INC.	Long-term investments accounted for under the equity method	Open market	—	51,939	878,747	—	—	2,500	166,226	47,810	118,416	49,439	903,961
Stock	NEXPOWER TECHNOLOGY CORP.	Long-term investments accounted for under the equity method	Proceeds from new issues	—	—	—	29,680	296,800	350	3,675	3,515	160	29,330	295,176
Stock	UNITED MICRODISPLAY OPTRONICS CORP.	Long-term investments accounted for under the equity method	Proceeds from new issues	—	64,313	167,217	19,780	197,798	—	—	—	—	84,093	257,487
Stock-Preferred stock	AETAS TECHNOLOGY INC.	Prepayment for long-term investments	AETAS TECHNOLOGY INC.	—	—	—	1,550	163,809	781 (Note 9)	—	82,565 (Note 9)	—	769	81,244
Fund	VIETNAM INFRASTRUCTURE LTD.	Prepayment for long-term investments	VIETNAM INFRASTRUCTURE LTD.	—	—	—	—	166,468	—	—	—	—	—	166,468

ATTACHMENT 5 (Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the six-month period ended June 30, 2007)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UNITED MICROELECTRONICS CORPORATION

					Beginning balance		Addition		Disposal				Ending balance
Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)	Units (thousand)/ bonds/ shares (thousand)	Amount	Units (thousand)/ bonds/ shares (thousand)	Amount	Cost (Note 2)	Gain (Loss) from disposal (Note 3)	Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)

Note 1:	The amounts of beginning and ending balances of financial assets at fair value through profit or loss and available for sale are recorded at the prevailing market prices.
Note 2:	The disposal cost represents historical cost.
Note 3:	Gain/Loss from disposal includes realized exchange gain/loss to which the ROC SFAS No. 34, “Financial Instruments: Recognition and Measurement”, is applied. As for the gain/loss from disposal of financial assets at fair value through profit/loss transfers to gain/loss on the valuation of financial assets.
Note 4:	On March 1, 2007, EPITECH TECHNOLOGY CORP. and HIGHLINK TECHNOLOGY CORP. merged into EPISTAR CORP.
Note 5:	The addition includes shares exchanged of 12,085 thousand shares of EPITECH TECHNOLOGY CORP. (amounted to NT$1,313,916 thousand), 5,182 thousand shares of HIGHLINK TECHNOLOGY CORP. (NT$593,318 thousand) and 1,702 thousand shares acquired in open market (amounted to NT$199,450 thousand).
Note 6:	The gain on disposal includes additional paid-in capital adjustments of NT$(714) thousand.
Note 7:	The gain on disposal includes additional paid-in capital adjustments of NT$6,113 thousand and cumulative translation adjustments of NT$143 thousand.
Note 8:	The gain on disposal includes additional paid-in capital adjustments of NT$117 thousand.
Note 9:	Prepayment for long term investment converted to financial assets measured at cost.

FORTUNE VENTURE CAPITAL CORP.

					Beginning balance		Addition		Disposal				Ending balance
Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)	Units (thousand)/ bonds/ shares (thousand)	Amount	Units (thousand)/ bonds/ shares (thousand)	Amount	Cost	Gain (Loss) from disposal	Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)
Stock	EPITECH TECHNOLOGY CORP.	Available-for-sale financial assets, noncurrent	Note 2	—	13,128	$407,627	—	$—	13,128	$463,421	$300,613	$162,808	—	$—
Stock	EPISTAR CORP.	Available-for-sale financial assets, noncurrent	Note 2	—	—	—	4,272 (Note 3)	464,566 (Note 3)	—	—	—	—	4,272	574,633

Note 1:	The amounts of beginning and ending balances of available-for-sale financial assets are recorded at the prevailing market prices.
Note 2:	On March 1, 2007, EPITECH TECHNOLOGY CORP. and HIGHLINK TECHNOLOGY CORP. merged into EPISTAR CORP.
Note 3:	The addition included shares exchanged of 4,262 thousand shares of EPITECH TECHNOLOGY CORP. (amounted to NT$463,421 thousand) and 10 thousand shares of HIGHLINK TECHNOLOGY CORP. (NT$1,145 thousand).

ATTACHMENT 5 (Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the six-month period ended June 30, 2007)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

TLC CAPITAL CO., LTD.

					Beginning balance		Addition		Disposal				Ending balance
Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)	Units (thousand)/ bonds/ shares (thousand)	Amount	Units (thousand)/ bonds/ shares (thousand)	Amount	Cost	Gain (Loss) from disposal	Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)
Convertible bonds	EPISTAR CORP.	Financial assets at fair value through profit or loss, noncurrent	Note 2/ EPISTAR CORP.	—	—	$—	2,500	$317,500	2,500	$332,792 (Note 3)	$317,500	$15,292	—	$—
Convertible bonds	EPITECH TECHNOLOGY CORP.	Financial assets at fair value through profit or loss, noncurrent	Note 2	—	2,500	293,250	—	—	2,500	317,500	250,000	67,500	—	—
Stock	ADVANCED SEMICONDUCTOR ENGINEERING, INC.	Available-for-sale financial assets, noncurrent	Open market	—	—	—	3,700	141,090	—	—	—	—	3,700	165,575
Stock	AVERMEDIA TECHNOLOGIES, INC.	Available-for-sale financial assets, noncurrent	Open market	—	4,085	163,196	—	—	4,085	165,586	146,474	19,112	—	—
Stock	EPISTAR CORP.	Available-for-sale financial assets, noncurrent	Note 2/ EPISTAR CORP.	—	—	—	9,261 (Note 4)	1,063,847 (Note 4)	—	—	—	—	9,261	1,245,596
Stock	EPITECH TECHNOLOGY CORP.	Available-for-sale financial assets, noncurrent	Note 2	—	10,413	323,324	—	—	10,413	367,579	298,327	69,252	—	—
Stock	TOPOINT TECHNOLOGY CO., LTD.	Available-for-sale financial assets, noncurrent	Open market	—	5,430	395,317	841	67,929 (Note 5)	2,080	154,922	113,063	41,859	4,191	364,607
Stock	MITAC TECHNOLOGY CORP.	Available-for-sale financial assets, noncurrent	Open market	—	—	—	6,000	168,866	—	—	—	—	6,000	234,000
Stock	GIANT MANUFACTURING CO., LTD.	Available-for-sale financial assets, noncurrent	Open market	—	—	—	1,770	105,435	—	—	—	—	1,770	106,731
Stock	TATUNG CORP.	Available-for-sale financial assets, noncurrent	Open market	—	38,152	557,019	—	—	12,000	175,971	147,694	28,277	26,152	384,434

ATTACHMENT 5 (Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the six-month period ended June 30, 2007)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

TLC CAPITAL CO., LTD.

					Beginning balance		Addition		Disposal				Ending balance
Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)	Units (thousand)/ bonds/ shares (thousand)	Amount	Units (thousand)/ bonds/ shares (thousand)	Amount	Cost	Gain (Loss) from disposal	Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)
Stock	TRIDENT MICROSYSTEMS, INC.	Available-for-sale financial assets, noncurrent	Open market	—	—	$—	250	$164,588	—	$—	$—	$—	250	$150,516
Stock	WINTEK CORP.	Available-for-sale financial assets, noncurrent	Open market	—	—	—	3,957	122,472	1,000	34,311	30,698	3,613	2,957	104,973
Stock	CHINA DEVELOPMENT FINANCIAL HOLDING CORP.	Available-for-sale financial assets, noncurrent	Open market	—	23,596	353,936	—	—	19,855	276,938	242,724	34,214	3,741	53,306
Stock	HIGHLINK TECHNOLOGY CORP.	Long-term investments accounted for under the equity method	Note 2	—	17,460	134,999	—	—	17,460	363,476	134,999	231,019 (Note 6)	—	—

Note 1:	The amounts of beginning and ending balances of financial assets at fair value through profit or loss and available for sale are recorded at the prevailing market prices.
Note 2:	On March 1, 2007, EPITECH TECHNOLOGY CORP. and HIGHLINK TECHNOLOGY CORP. merged into EPISTAR CORP.
Note 3:	Exercise of conversion rights of EPISTAR CORP’s convertible bonds to obtain 2,706 thousand shares of EPISTAR stock.
Note 4:	The addition included shares exchanged of 3,381 thousand shares of EPITECH TECHNOLOGY CORP. (amounted to NT$367,579 thousand), 3,174 thousand shares of HIGHLINK TECHNOLOGY CORP. (NT$363,476 thousand) and conversion of 2,706 thousand shares of EPISTAR CORP. (amounted to NT$ 332,792 thousand)
Note 5:	Exercise of conversion rights of the company’s convertible bond classified as “Financial asset at fair value through profit or loss” on the balance sheet.
Note 6:	The gain on disposal includes long-term additional paid-in capital adjustments of NT$2,542 thousand due to proportionate changes in shareholding.

ATTACHMENT 6 (Acquisition of individual real estate with amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the six-month period ended June 30, 2007)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UNITED MICROELECTRONICS CORPORATION

						Where counter-party is a related party, details of prior transactions
Name of properties	Transaction date	Transaction amount	Payment status	Counter-party	Relationship	Former holder of property	Relationship between former holder and acquirer of property	Date of transaction	Transaction amount	Price reference	Date of acquisition and status of utilization	Other commitments
R&D Center in Tainan Science Park	2007.6.22	$725,000	90% fullfilled	Yih Shin Construction Co, Ltd.	Third Party	N/A	N/A	N/A	N/A	cost	2007.6.22 /In use

ATTACHMENT 7 (Disposal of individual real estate with amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the six-month period ended June 30, 2007)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UNITED MICROELECTRONICS CORPORATION

Names of properties	Transaction date	Date of original acquisition	Book value	Transaction amount	Status of proceeds collection	Gain (Loss) from disposal	Counter-party	Relationship	Reason of disposal	Price reference	Other commitments
None

ATTACHMENT 8 (Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of capital stock for the six-month period ended June 30, 2007)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UNITED MICROELECTRONICS CORPORATION

		Transactions					Details of non-arm’s length transaction		Notes and accounts receivable (payable)
Related party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales) (%)	Term	Unit price	Term	Balance		Percentage of total receivables (%)	Note
UMC GROUP (USA)	Investee company	Sales		$22,337,422	46	Net 60 Days	N/A	N/A		$5,113,267	35
UNITED MICROELECTRONICS (EUROPE) B.V.	Investee company	Sales		3,561,729	7	Net 60 Days	N/A	N/A		1,401,612	10
UMC JAPAN	Investee company	Sales		1,302,912	3	Net 60 Days	N/A	N/A		379,108	3
SILICON INTEGRATED SYSTEMS CORP.	The Company’s director	Sales		426,549	1	Month-end 45 Days	N/A	N/A		69,244	0
HOLTEK SEMICONDUCTOR INC.	Investee company	Sales		271,438	1	Month-end 60 Days	N/A	N/A		100,737	1
ITE TECH. INC.	Investee company	Sales		209,396	0	Month-end 45 Days	N/A	N/A		103,700	1

UNITED MICROELECTRONICS (EUROPE) B.V.

		Transactions					Details of non-arm’s length transaction		Notes and accounts receivable (payable)
Related party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales) (%)	Term	Unit price	Term	Balance		Percentage of total receivables (%)	Note
UNITED MICROELECTRONICS CORPORATION	Investor company	Purchases	USD	108,036	100	Net 60 Days	N/A	N/A	USD	42,719	100

ATTACHMENT 8 (Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of capital stock for the six-month period ended June 30, 2007)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UMC GROUP (USA)

		Transactions					Details of non-arm’s length transaction		Notes and accounts receivable (payable)
Related party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales) (%)	Term	Unit price	Term	Balance		Percentage of total receivables (%)	Note
UNITED MICROELECTRONICS CORPORATION	Investor company	Purchases	USD	677,842	100	Net 60 Days	N/A	N/A	USD	155,848	100

UMC JAPAN

		Transactions					Details of non-arm’s length transaction		Notes and accounts receivable (payable)
Related party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales) (%)	Term	Unit price	Term	Balance		Percentage of total receivables (%)	Note
UNITED MICROELECTRONICS CORPORATION	Investor company	Purchases	JPY	4,681,539	65	Net 60 Days	N/A	N/A	JPY	1,423,984	31
AMIC TECHNOLOGY CORP.	Investee of UMC	Sales	JPY	751,033	5	Month-end 45 Days	N/A	N/A	JPY	550,771	7

ATTACHMENT 9 (Receivables from related parties with amounts exceeding the lower of NT$100 million or 20 percent of capital stock as of June 30, 2007)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UNITED MICROELECTRONICS CORPORATION

		Ending balance							Overdue receivables
Related party	Relationship	Notes receivable	Accounts receivable		Other receivables	Total		Turnover rate (times)	Amount		Collection status	Amount received in subsequent period		Allowance for doubtful accounts
UMC GROUP (USA)	Investee company	$—		$5,113,267	$105		$5,113,372	8.73		$—	—		$4,418,053	$—
UNITED MICROELECTRONICS (EUROPE) B.V.	Investee company	—		1,401,612	8		1,401,620	6.67		122,671	Credit Collecting		741,351	—
UMC JAPAN	Investee company	—		379,108	207		379,315	6.68		—	—		189,372	587
ITE TECH. INC.	Investee company	—		103,700	171		103,871	5.76		—	—		42,289	—
HOLTEK SEMICONDUCTOR INC.	Investee company	44,134		56,603	—		100,737	5.02		—	—		87,200	—

UMC JAPAN

		Ending balance							Overdue receivables
Related party	Relationship	Notes receivable	Accounts receivable		Other receivables	Total		Turnover rate (times)	Amount		Collection status	Amount received in subsequent period		Allowance for doubtful accounts
AMIC TECHNOLOGY CORP.	Investee of UMC	$—	JPY	550,771	$—	JPY	550,771	4.48	JPY	394,052	Credit Collecting	JPY	193,296	$—

ATTACHMENT 10 (Names, locations and related information of investee companies as of June 30, 2007)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UNITED MICROELECTRONICS CORPORATION

			Initial Investment (Note 1)				Investment as of June 30, 2007
Investee company	Address	Main businesses and products	Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value	Net income (loss) of investee company	Investment income (loss) recognized	Note
UMC GROUP (USA)	Sunnyvale, California, USA	IC Sales	USD	16,438	USD	16,438	16,438	100.00	$982,297	$(34,800)	$(34,800)
UNITED MICROELECTRONICS (EUROPE) B.V.	The Netherlands	IC Sales	USD	5,421	USD	5,421	9	100.00	295,851	11,404	11,404
UMC CAPITAL CORP.	Grand Cayman, Cayman Islands	Investment holding	USD	124,000	USD	124,000	124,000	100.00	3,969,316	13,004	13,004
UNITED MICROELECTRONICS CORP. (SAMOA)	Apia, Samoa	Investment holding	USD	1,000	USD	1,000	280	100.00	5,246	(3,330)	(3,330)
UMCI LTD.	Singapore	Sales and manufacturing of integrated circuits	USD	839,880	USD	839,880	880,006	100.00	98	(295)	(295)
TLC CAPITAL CO., LTD.	Taipei, Taiwan	Consulting and planning for investment in new business		6,000,000		6,000,000	600,000	100.00	8,328,633	542,271	542,271
FORTUNE VENTURE CAPITAL CORP.	Taipei, Taiwan	Consulting and planning for investment in new business		4,999,940		4,999,940	499,994	99.99	11,417,688	231,311	233,558
UNITED MICRODISPLAY OPTRONICS CORP.	Hsinchu Science Park, Taiwan	Sales and manufacturing of LCOS		1,205,876		1,008,078	84,093	85.24	257,487	(102,430)	(84,973)
UMC JAPAN	Chiba, Japan	Sales and manufacturing of integrated circuits	JPY	20,994,400	JPY	20,994,400	496	50.09	5,578,444	(436,861)	(218,818)
PACIFIC VENTURE CAPITAL CO., LTD.	Taipei, Taiwan	Consulting and planning for investment in new business		150,000		150,000	30,000	49.99	127,379	14,288	—	Note 2
MTIC HOLDINGS PTE LTD.	Singapore	Investment holding	SGD	4,000	SGD	4,000	4,000	49.94	78,805	(6,755)	(3,373)
UNITECH CAPITAL INC.	British Virgin Islands	Investment holding	USD	21,000	USD	21,000	21,000	42.00	1,122,669	209,026	87,791
NEXPOWER TECHNOLOGY CORP.	Hsinchu, Taiwan	Sales and manufacturing of solar power batteries		293,298		—	29,330	36.66	295,176	5,874	1,891
HSUN CHIEH INVESTMENT CO., LTD.	Taipei, Taiwan	Investment holding		336,241		336,241	33,624	36.49	4,943,314	1,040,348	367,340
HOLTEK SEMICONDUCTOR INC.	Hsinchu Science Park, Taiwan	IC design and production		340,415		357,628	49,439	23.12	903,961	410,082	68,147
ITE TECH. INC.	Hsinchu Science Park, Taiwan	Sales and manufacturing of integrated circuits		186,898		186,898	24,229	21.62	380,738	224,957	39,597

ATTACHMENT 10 (Names, locations and related information of investee companies as of June 30, 2007)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UNITED MICROELECTRONICS CORPORATION

			Initial Investment (Note 1)				Investment as of June 30, 2007
Investee company	Address	Main businesses and products	Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value	Net income (loss) of investee company	Investment income (loss) recognized	Note
XGI TECHNOLOGY INC.	Hsinchu, Taiwan	Cartography chip design and production		$248,795		$248,795	5,868	16.44	$40,619	$(81,805)	$(13,475)
AMIC TECHNOLOGY CORP.	Hsinchu Science Park, Taiwan	IC design, production and sales		135,000		135,000	16,200	11.82	49,654	(96,166)	(11,385)
MEGA MISSION LIMITED PARTNERSHIP	Cayman Islands	Investment holding	USD	67,500	USD	67,500	—	45.00	2,551,817	413,319	185,993	Note 3

Note 1:	Initial investment amounts denominated in foreign currencies are expressed in thousands.
Note 2:	From the third quarter of 2006, the Company no longer recognized the investment income of PACIFIC VENTURE CAPITAL CO., LTD. because of the liquidation began in July 3, 2006.
Note 3:	No shares since it belongs to partnership fund organization.

FORTUNE VENTURE CAPITAL CORP.

			Initial Investment (Note 1)				Investment as of June 30, 2007
Investee company	Address	Main businesses and products	Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value	Net income (loss) of investee company	Investment income (loss) recognized	Note
UNITRUTH INVESTMENT CORP.	Taipei, Taiwan	Investment holding		$800,000		$800,000	80,000	100.00	$822,125	$60,932	$60,932
ANOTO TAIWAN CORP.	Taoyuan County, Taiwan	Tablet transmission systems and chip-set		39,200		39,200	3,920	49.00	27,169	(11,128)	(5,453)
AEVOE INTERNATIONAL LTD.	Samoa	Design of VOIP Telephone	USD	912	USD	912	2,500	44.33	9,256	(3,208)	1,473
UWAVE TECHNOLOGY CORP.	Hsinchu, Taiwan	RF IC Design		85,471		85,471	10,186	44.29	—	(59,486)	(34,076)
UCA TECHNOLOGY INC.	Taipei County, Taiwan	Design of MP3 player chip		99,311		99,311	11,285	42.38	29,180	(31,266)	(13,249)

ATTACHMENT 10 (Names, locations and related information of investee companies as of June 30, 2007)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

FORTUNE VENTURE CAPITAL CORP.

			Initial Investment		Investment as of June 30, 2007
Investee company	Address	Main businesses and products	Ending balance	Beginning balance	Number of shares (thousand)	Percentage of ownership (%)	Book value	Net income (loss) of investee company	Investment income (loss) recognized	Note
WALTOP INTERNATIONAL CORP.	Hsinchu, Taiwan	Tablet PC module, Pen LCD Monitor/module	$90,000	$90,000	6,000	30.00	$88,252	$1,408	$159
CRYSTAL MEDIA INC.	Hsinchu, Taiwan	Design of VOIP network phones	50,629	50,629	4,493	25.15	37,910	1,910	481
SMEDIA TECHNOLOGY CORP.	Hsinchu, Taiwan	Multimedia co-processor	93,478	93,478	9,045	23.08	26,464	(52,742)	(12,173)
ALLIANCE OPTOTEK CORP.	Hsinchu County, Taiwan	Design and manufacturing of LED	39,900	39,900	3,500	21.21	26,734	(35,894)	(7,614)
AFA TECHNOLOGY, INC.	Taipei County, Taiwan	IC design	104,001	64,544	6,713	19.43	71,699	(48,610)	(9,786)
HIGH POWER LIGHTING CORP.	Taipei County, Taiwan	High brightness LED package and Lighting module R&D and manufacture	54,300	54,300	4,525	18.10	41,749	(32,099)	(5,810)
MOBILE DEVICES INC.	Hsinchu County, Taiwan	PHS &GSM/PHS dual mode B/B Chip	60,599	56,102	5,713	17.36	20,885	(57,145)	(10,570)
AMIC TECHNOLOGY CORP.	Hsinchu Science Park, Taiwan	IC design, production and sales	291,621	291,621	23,405	17.06	108,422	(96,166)	(16,420)
XGI TECHNOLOGY INC.	Hsinchu, Taiwan	Design and manufacturing of cartography chip	270,483	270,483	4,208	11.81	23,823	(81,805)	(8,653)

ATTACHMENT 10 (Names, locations and related information of investee companies as of June 30, 2007)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

TLC CAPITAL CO., LTD.

			Initial Investment		Investment as of June 30, 2007
Investee company	Address	Main businesses and products	Ending balance	Beginning balance	Number of shares (thousand)	Percentage of ownership (%)	Book value	Net income (loss) of investee company	Investment income (loss) recognized	Note
Y.S. FINANCIAL ADVISORY CO., LTD.	Taipei, Taiwan	Investment Management Consultant, etc.	$70,000	$—	7,000	48.95	$70,000	$128	$—
YUNG LI INVESTMENTS, INC.	Taipei, Taiwan	Investment holding	200,000	200,000	0.20	37.04	202,724	1,976	749
SMEDIA TECHNOLOGY CORP.	Hsinchu, Taiwan	Multimedia co-processor	106,266	106,266	7,084	18.08	90,556	(52,742)	(9,534)
UNITRUTH INVESTMENT CORP.
			Initial Investment		Investment as of June 30, 2007
Investee company	Address	Main businesses and products	Ending balance	Beginning balance	Number of shares (thousand)	Percentage of ownership (%)	Book value	Net income (loss) of investee company	Investment income (loss) recognized	Note
WALTOP INTERNATIONAL CORP.	Hsinchu, Taiwan	Tablet PC module, Pen LCD Monitor/module	$30,000	$30,000	2,000	10.00	$29,417	$1,408	$53
CRYSTAL MEDIA INC.	Hsinchu, Taiwan	Design of VOIP network phones	16,493	16,493	1,587	8.88	13,390	1,910	170
ALLIANCE OPTOTEK CORP.	Hsinchu County, Taiwan	Design and manufacturing of LED	14,820	14,820	1,300	7.88	9,930	(35,894)	(2,828)
SMEDIA TECHNOLOGY CORP.	Hsinchu, Taiwan	Multimedia co-processor	24,057	24,057	2,570	6.56	13,943	(52,742)	(3,458)
UCA TECHNOLOGY INC.	Taipei County, Taiwan	Design of MP3 player chip	11,910	11,910	1,585	5.95	5,999	(31,266)	(1,861)
HIGH POWER LIGHTING CORP.	Taipei County, Taiwan	High brightness LED package and Lighting module R&D and manufacture	14,700	14,700	1,225	4.90	11,302	(32,099)	(1,573)
UWAVE TECHNOLOGY CORP.	Hsinchu, Taiwan	RF IC Design	6,950	6,950	1,000	4.35	—	(59,486)	(2,235)

ATTACHMENT 10 (Names, locations and related information of investee companies as of June 30, 2007)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UNITRUTH INVESTMENT CORP.

			Initial Investment				Investment as of June 30, 2007
Investee company	Address	Main businesses and products	Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value		Net income (loss) of investee company		Investment income (loss) recognized		Note
MOBILE DEVICES INC.	Hsinchu County, Taiwan	PHS &GSM/PHS dual mode B/B Chip		$11,463		$11,463	1,250	3.80		$3,906		$(57,145)		$(2,360)
XGI TECHNOLOGY INC.	Hsinchu, Taiwan	Design and manufacturing of cartography chip		26,400		26,400	1,179	3.31		8,158		(81,805)		(2,712)
AFA TECHNOLOGY, INC.	Taipei County, Taiwan	IC design		5,600		5,600	1,000	2.89		8,890		(48,610)		(1,427)
UMC CAPITAL CORP.
			Initial Investment (Note 1)				Investment as of June 30, 2007
Investee company	Address	Main businesses and products	Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value		Net income (loss) of investee company		Investment income (loss) recognized		Note
UMC CAPITAL (USA)	Sunnyvale, California, U.S.A.	Investment holding	USD	200	USD	200	200	100.00	USD	343	USD	17	USD	17
ECP VITA LTD.	British Virgin Islands	Insurance	USD	1,000	USD	1,000	1,000	100.00	USD	1,733	USD	184	USD	184
ACHIEVE MADE INTERNATIONAL LTD.	British Virgin Islands	Internet Content Provider	USD	1,000	USD	1,000	508	43.29	USD	781	USD	(303)	USD	(132)
UC FUND II	British Virgin Islands	Investment holding	USD	3,850	USD	3,850	5,000	35.45	USD	7,684	USD	2,724	USD	965
PARADE TECHNOLOGIES, LTD.	U.S.A.	IC design	USD	2,500	USD	2,500	3,125	23.30	USD	1,459	USD	(2,427)	USD	(566)

Note 1:	Initial investment amounts denominated in foreign currencies are expressed in thousands.